      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 2005



                                                     REGISTRATION NO. 333-124268

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 PRE-EFFECTIVE


                               AMENDMENT NO. 1 TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                     AMREIT
             (Exact Name of Registrant as specified in its charter)

                        TEXAS                                                76-0410050
           (State or other jurisdiction of                                 (IRS Employer)
            incorporation or organization)                             Identification Number)

                          8 GREENWAY PLAZA, SUITE 1000
                              HOUSTON, TEXAS 77046
                                 (713) 850-1400
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 H. KERR TAYLOR
                            CHIEF EXECUTIVE OFFICER
                                     AMREIT
                          8 GREENWAY PLAZA, SUITE 1000
                              HOUSTON, TEXAS 77046
                                 (713) 850-1400
 (Name, Address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                   BRYAN L. GOOLSBY                                         JOHN A. GOOD
                   KENNETH L. BETTS                                    BASS, BERRY & SIMS PLC
               LOCKE LIDDELL & SAPP LLP                             100 PEABODY PLACE, SUITE 900
             2200 ROSS AVENUE, SUITE 2200                             MEMPHIS, TENNESSEE 38103
               DALLAS, TEXAS 75201-6776                                    (901) 543-5900
                    (214) 740-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MAY 13, 2005


PROSPECTUS


                                3,000,000 SHARES


                                     AMREIT

                                 (AMREIT LOGO)

                             CLASS A COMMON SHARES


     AmREIT is a fully integrated, self-managed, self-advised real estate company that operates as a real estate investment trust, or REIT, under the federal income tax laws. AmREIT acquires, owns and manages a portfolio of multi- and single-tenant retail properties. At March 31, 2005, AmREIT owned directly, or through joint ventures, interests in 61 properties located in 17 states. AmREIT is supported by three synergistic businesses: a real estate operating and development company, a registered securities broker-dealer and a retail partnership business. Our class A common shares are listed on the American Stock Exchange under the symbol "AMY." The last reported sales price of our class A common shares on May 12, 2005 was $8.50 per share.


     INVESTING IN OUR CLASS A COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING AN INVESTMENT IN THE SHARES.

                             ---------------------


                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions(1)...................  $           $
Proceeds, before expenses, to us............................  $           $


---------------


(1) Excludes a financial advisory fee of approximately $     (approximately
    $     if the underwriters' over-allotment option is exercised in full)
    payable to Robert W. Baird & Co. Incorporated.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We have granted the underwriters a 30-day option to purchase up to an additional 450,000 of our class A common shares to cover over-allotments, if any. We expect the class A common shares will be ready for delivery to
purchasers on or about           , 2005.


                             ROBERT W. BAIRD & CO.

BB&T CAPITAL MARKETS                           J.J.B. HILLIARD, W.L. LYONS, INC.

                The date of this prospectus is           , 2005

                                    [PHOTOS]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
RISK FACTORS................................................   11
USE OF PROCEEDS.............................................   22
CAPITALIZATION..............................................   23
BUSINESS AND PROPERTIES.....................................   24
PRICE RANGE OF CLASS A COMMON SHARES........................   41
MANAGEMENT..................................................   43
AMREIT'S DECLARATION OF TRUST AND BYLAWS....................   46
CERTAIN ANTI-TAKEOVER PROVISIONS OF THE DECLARATION OF
  TRUST, BYLAWS AND TEXAS LAW...............................   48
DESCRIPTION OF AMREIT'S CAPITAL SHARES......................   51
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...............   67
CERTAIN ERISA CONSIDERATIONS................................   80
UNDERWRITING................................................   83
EXPERTS.....................................................   84
LEGAL OPINIONS..............................................   85
ADDITIONAL INFORMATION......................................   85
DOCUMENTS DELIVERED WITH THIS PROSPECTUS....................   86


     You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made statements in this prospectus that are "forward-looking" in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus.

     Forward-looking statements, which are generally prefaced by the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

     Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the "Risk Factors" section of this prospectus, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus might not occur.

                                    SUMMARY


     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the section titled "Risk Factors," and our financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K and our quarterly report on Form 10-Q for the period ended March 31, 2005 accompanying this prospectus, before making an investment in our common shares. As used in this prospectus, the terms "company," "we," "our" and "us" refer to AmREIT, except where the context otherwise requires. All references to AmREIT also include references to its predecessor entities where the context requires. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional class A common shares.


OVERVIEW


     AmREIT is a fully integrated, self-managed and self-advised equity REIT based in Houston, Texas. We own and operate a portfolio of multi-tenant and single-tenant retail properties consisting of 61 properties in 17 states as of March 31, 2005, having an aggregate gross leaseable area of approximately 908,000 square feet. We also have a definitive agreement to purchase Uptown Park, a 167,000 square foot multi-tenant shopping center in Houston, Texas. Multi-tenant shopping centers represented 61.1% of annualized rental income for the properties we owned as of March 31, 2005. We also manage an additional 20 properties located in six states for our affiliated retail partnerships.



     We have focused geographically on the Sun Belt states with an emphasis on the Houston market and other large metropolitan markets in Texas, such as Dallas and San Antonio. We focus on acquiring and selectively developing multi-tenant shopping centers anchored by major retailers. Many of our properties are located on what we call "Irreplaceable Corners(TM)" which we define as premier retail frontage locations in high-traffic, highly populated, affluent areas with high barriers to entry. We focus on Irreplaceable Corners because we believe that these properties are in greater demand, have greater prospects for upward movement in rents and should produce higher risk-adjusted returns than similar properties located in other locations.


     AmREIT is vertically integrated with three additional synergistic businesses that we believe enhance our earnings potential, add value and support our portfolio expansion. These three synergistic businesses are: (1) a full service real estate operating and development business; (2) a retail partnership business; and (3) a registered securities business. The following diagram shows the integration of these businesses with each other and with AmREIT:

                                     GRAPH

  OUR REAL ESTATE OPERATING AND DEVELOPMENT BUSINESS

     AmREIT Realty Investment Corporation, our wholly owned real estate operating and development taxable REIT subsidiary, or TRS, provides a fully integrated real estate solution including construction and development, property management, asset acquisition and disposition, brokerage and leasing, tenant representation, sale/leaseback and joint venture management services. We have used this business to develop client and referral relationships with national and regional tenants, real estate owners and developers. From these relationships AmREIT receives fee income and access to acquisition prospects and a pipeline of tenants.

  OUR RETAIL PARTNERSHIP BUSINESS

     We also are the general partner of four limited partnerships that were formed to develop, own, manage and add value to retail properties. Unlike AmREIT's longer-term investment focus, our retail partnerships have a greater focus on shorter-term value creation and a limited investment period. However, certain properties acquired by our retail partnerships may in the future be appropriate investments for AmREIT. By providing management and other services to these retail partnerships we generate fee income and retain a residual interest in the partnerships after a preferred return is paid to limited partners, all of which benefits our shareholders. We believe our affiliated retail partnerships may create significant income and value for our shareholders in the future as our retail partnerships continue to grow and as we continue to implement our active management strategy within those partnerships.

  OUR SECURITIES BUSINESS

     Through AmREIT Securities Corporation, our wholly owned registered securities broker-dealer, which is also a TRS, we sell interests in our affiliated retail partnerships and AmREIT shares through a wholesale effort using a national network of unaffiliated, third-party financial planners. In 2004, AmREIT Securities successfully raised $25 million for our retail partnership business and another $46 million directly for AmREIT through public offerings of our non-publicly traded class C and D shares. Having a broker-dealer subsidiary provides AmREIT with financial flexibility to access capital from both traditional underwriters and the independent financial planning marketplace. This provides us a more consistent access to the capital markets and allows us to better manage our balance sheet.

OUR OPERATING STRATEGY

     We invest in properties where we believe effective leasing and operating strategies, combined with cost-effective expansion and renovation programs, can improve property values while providing superior current economic returns. Our operating strategy consists of the following elements:

     - Acquiring real estate on Irreplaceable Corners, which we define as premier retail frontage locations in a submarket generally characterized by the following attributes:

      - a population of at least 100,000 within a three-mile radius;

      - area average household income of at least $80,000 per year;

      - high traffic visibility;

      - traffic counts of at least 30,000 cars per day; and

      - little available land suitable for competitive development in the area.


     - Focusing on the Sun Belt states with an emphasis on the Texas markets where our management team has substantial experience and local market knowledge.


     - Anchoring our centers with national/regional grocery or drug stores or chain restaurants.

     - Adding value to our properties through active, hands-on management, improving tenant quality and increasing cash flows by increasing occupancy and rental rates.

     - Conducting extensive due diligence using a proprietary process called AmREIT Decision Logic, involving our integrated team of real estate professionals with experience in construction, property management, leasing and finance.

     - Enhancing our core business through the activities of our real estate operating and development business, our affiliated retail partnership business and our securities broker-dealer.

OUR GROWTH STRATEGY

     We intend to increase our revenues and funds from operations by executing our growth strategy, which consists of the following elements:

     - Continuing to form partnerships to develop and/or acquire retail properties that we believe possess significant potential for short-term appreciation in value and prospects for capturing such value through disposition and retaining financial upside in those properties while earning management fees. At the same time, we preserve the REIT's ability to later acquire some or all of these properties.


     - Continuing to acquire grocery-anchored strip center and lifestyle properties on Irreplaceable Corners, primarily in the Sun Belt states, emphasizing the major Texas markets.


     - Continuing to selectively divest properties which no longer meet our core criteria and replace them primarily with high-quality multi-tenant shopping centers on Irreplaceable Corners.

COMPETITIVE ADVANTAGES

     We believe that our business strategy and operating structure distinguish us from many other public and private owners, operators and acquirors of real estate in our target markets in a number of ways, including:

     - Our fully-integrated business structure provides an advantage in evaluating properties for acquisition or development, raising capital to finance our properties and managing properties for our retail partnerships.

     - Our focus on Irreplaceable Corners provides long-term stability and opportunities for enhanced cash flows from high occupancy and increasing rents, resulting in higher valuations for our property portfolio.


     - We place an emphasis on major Texas markets, and our senior management team averages more than 15 years of real estate experience in one or more of these markets.



     - Our emphasis on major Texas markets provides us with a substantial footprint in one of the largest and most economically stable states in the United States, where our management team lives and has developed extensive real estate contacts, market knowledge and investment expertise.

OUR PROPERTIES


                                                                                            ANNUALIZED
MULTI-TENANT                                                           DATE               BASE RENT AS OF     %
SHOPPING CENTERS              MAJOR TENANTS          MSA     STATE   ACQUIRED     GLA     MARCH 31, 2005    LEASED
----------------              -------------          ---     -----   --------   -------   ---------------   ------
MacArthur Park.........  Kroger                    Dallas    TX      12/27/04   198,443     $ 2,964,192      100%
Plaza in the Park......  Kroger                    Houston   TX      07/01/04   138,663       2,498,854       96%
Cinco Ranch............  Kroger                    Houston   TX      07/01/04    97,297       1,245,828      100%
Bakery Square..........  Walgreens & Bank of       Houston   TX      07/21/04    34,614         849,456      100%
                         America
Uptown Plaza...........  CVS/pharmacy              Houston   TX      12/10/03    26,400       1,236,446      100%
Woodlands Plaza........  FedEx/Kinkos & Rug        Houston   TX      06/03/98    20,018         377,332      100%
                         Gallery
Sugarland Plaza........  Mattress Giant            Houston   TX      07/01/98    16,750         349,545      100%
Terrace Shops..........  Starbucks                 Houston   TX      12/15/03    16,395         457,160      100%
Copperfield Medical....  Texas Children's          Houston   TX      09/26/95    14,000         219,212      100%
                         Pediatrics
Courtyard at Post
  Oak..................  Verizon Wireless          Houston   TX      06/15/04    13,597         477,360      100%
San Felipe and
  Winrock(1)...........                            Houston   TX      11/17/03     8,400              (1)      (1)
                                                                                -------     -----------      ---
Multi-Tenant Shopping
  Centers Total........                                                         584,577     $10,675,585       99%
                                                                                =======     ===========      ===



SINGLE TENANT                                                                     ANNUALIZED
(FEES SIMPLE SUBJECT                                          DATE              BASE RENT AS OF     %
TO GROUND LEASES)                         MSA       STATE   ACQUIRED    GLA     MARCH 31, 2005    LEASED
--------------------                      ---       -----   --------   ------   ---------------   ------
CVS Corporation.....................  Houston        TX     01/10/03   13,824     $  327,167       100%
Darden Restaurants..................  Atlanta        GA     12/18/98    6,867         79,366       100%
Carlson Restaurants.................  Baltimore      MD     09/16/03    6,802        141,674       100%
410-Blanco(1).......................  San Antonio    TX     12/17/04    5,000             (1)       (1)
Bank of America.....................  Houston        TX     11/17/03    4,420        247,975       100%
Comerica Bank(1)....................  Houston        TX     04/30/04    4,277             (1)       (1)
Washington Mutual...................  Houston        TX     12/11/96    3,685         98,160       100%
Washington Mutual...................  Houston        TX     09/23/96    3,685         61,060       100%
Yum Brands(2)(3)....................  Houston        TX     10/14/03    2,818         79,440       100%
                                                                       ------     ----------       ---
Single Tenant (Fees Simple Subject
  to Ground Leases) Total...........                                   51,378     $1,034,842       100%
                                                                       ======     ==========       ===



SINGLE TENANT                                                                    ANNUALIZED
(FEES SIMPLE SUBJECT                                        DATE               BASE RENT AS OF     %
TO GROUND LEASES)                    MSA         STATE    ACQUIRED     GLA     MARCH 31, 2005    LEASED
--------------------                 ---         -----    --------   -------   ---------------   ------
Vacant(2)......................  Baton Rouge    LA        06/09/97    20,575             (1)        0%
Baptist Memorial Medical
  Plaza........................  Memphis        TN        07/23/02    15,000        222,643       100%
Comp USA.......................  Minneapolis    MN        07/23/02    15,000        267,584       100%
Energy Wellness................  Houston        TX        07/23/02    15,000        187,857       100%
Transworld Entertainment.......  Independence   MO        07/23/02    14,047        135,000       100%
Golden Corral..................  Houston        TX        07/23/02    12,000        182,994       100%
Golden Corral..................  Houston        TX        07/23/02    12,000        181,688       100%
Carlson Restaurants............  Houston        TX        07/23/02     8,500        200,000       100%
Pier One Imports Inc. .........  Denver         CO        07/23/02     8,014        135,152       100%
Hollywood Entertainment
  Corp. .......................  Lafayette      LA        10/31/97     7,488        150,874       100%

SINGLE TENANT                                                                    ANNUALIZED
(FEES SIMPLE SUBJECT                                        DATE               BASE RENT AS OF     %
TO GROUND LEASES)                    MSA         STATE    ACQUIRED     GLA     MARCH 31, 2005    LEASED
--------------------                 ---         -----    --------   -------   ---------------   ------
Hollywood Entertainment
  Corp. .......................  Jackson        MS        12/31/97     7,488        155,067       100%
Radio Shack Corporation........  Dallas         TX        06/15/94     5,200        108,900       100%
IHOP Corporation #1483.........  Houston        TX        09/22/99     4,020        188,112       100%
IHOP Corporation #1737(5)......  Salt Lake      UT        07/25/02     4,020        160,849       100%
IHOP Corporation #4462(5)......  Memphis        TN        08/23/02     4,020        176,768       100%
IHOP Corporation #5318.........  Topeka         KS        09/30/99     4,020        156,395       100%
Payless Shoesources Inc. ......  Austin         TX        07/23/02     4,000         80,000       100%
AFC, Inc. .....................  Atlanta        GA        07/23/02     2,583        119,279       100%
Advance Auto(1)(2)(3)(4).......  Various        Various    Various    49,000             (1)       (1)
                                                                     -------     ----------       ---
Single Tenant (Fees Simple
  Subject to Building Leases)
  Total........................                                      211,975     $2,809,162        88%
                                                                     =======     ==========       ===



                                                                              ANNUALIZED
SINGLE TENANT                                            DATE               BASE RENT AS OF     %
(GROUND LESSEE LEASEHOLDS)           MSA      STATE    ACQUIRED     GLA     MARCH 31, 2005    LEASED
--------------------------           ---      -----    --------   -------   ---------------   ------
IHOP Corporation(5)..............  Various   Various   Various     60,300     $ 1,565,674      100%
                                                                  -------     -----------      ---
  Company Total..................                                 908,230     $16,085,263       97%
                                                                  =======     ===========      ===


---------------

(1) Under Development (GLA represents proposed leasable square footage).

(2) Held for Sale.


(3) Held in a joint venture of which we are the managing 50% owner.



(4) Advance Auto properties are located in MO and IL. Each of the properties has a proposed GLA of 7,000 square feet.



(5) IHOP properties are located in NM, LA, OR, VA, TX, CA, TN, CO, VA, NY, OR, KS, UT and MO. Each of the properties has a GLA of 4,020 square feet. These properties are held by a consolidated subsidiary, 79.0% of which is owned by AmREIT, 19.6% of which is owned by AmREIT Income & Growth Corporation, one of our affiliated retail partnerships, and 1.4% of which is owned by unaffiliated third parties.



RECENT DEVELOPMENTS



     AmREIT has entered into a contract with an unrelated third party to acquire Uptown Park, a 167,000 square foot multi-tenant shopping center located on approximately 16.85 acres of land. The property, which is expected to be acquired on or about June 2, 2005 for $70.0 million, is located on the northwest corner of Loop 610 and Post Oak Boulevard in Houston, Texas. The property was developed in two phases. Phase one consists of approximately 144,000 square feet that was constructed in 1999 and is 96.7% occupied. Phase two consists of approximately 22,000 square feet and is currently under construction. There are executed leases on approximately 10,000 square feet in phase two, and these tenants are expected to occupy the center and commence paying rent during the fourth quarter of 2005. Of the $70.0 million purchase price, $21.0 million will be paid in cash generated from the net proceeds from this offering, and the rest of the purchase price will be paid through the placement of long-term fixed-rate debt. The debt has a term of ten years and is payable interest-only to maturity at a fixed interest rate of

5.37% with the entire principal amount due in 2015. The weighted average remaining lease term for the project is 5.5 years. The table below is a summary of the lease expirations by year for the next five years:



                            YEAR                              TOTAL SQ. FT. EXPIRING   % EXPIRING
                            ----                              ----------------------   ----------
2005........................................................           2,261              1.36%
2006........................................................           7,496              4.50%
2007........................................................          12,716              7.64%
2008........................................................          18,417             11.06%
2009........................................................          31,379             18.84%
Thereafter..................................................          94,251             56.60%



     The table below summarizes the unaudited historical gross income and direct operating expenses (not including interest expense) for Uptown Park:



                                                                            THREE MONTHS
                                                              YEAR ENDED       ENDED
                                                             DECEMBER 31,    MARCH 31,
                                                                 2004           2005
                                                             ------------   ------------
Gross Income...............................................  $ 5,052,548     $1,312,103
Direct Operating Expenses..................................   (1,809,687)      (500,219)
                                                             -----------     ----------
Excess of gross income over direct operating expenses......  $ 3,242,861     $  811,884
                                                             ===========     ==========



     We believe this property fits our irreplaceable corner concept based on its quality of location and the demographics in the local market. Within a three mile radius of the property, there is a population in excess of 148,000, Post Oak Boulevard has an average of 64,000 cars per day pass the site, and on Loop 610, there are an average of 500,000 cars per day that pass the center. Additionally, the average household income within a three mile radius is approximately $100,000 and the average retail sales per capita is approximately $20,000.


OUR DISTRIBUTION POLICY

     To avoid corporate income and excise tax and to maintain our qualification as a REIT, we make monthly distributions to our shareholders (except for our class B shareholders, who receive distributions quarterly) that will result in annual distributions of at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding any net capital gains.

     On March 31, 2005, we paid a monthly dividend of $0.0414 per class A common share for the month ended March 31, 2005. We intend to continue to make regular monthly distributions to holders of our class A common shares. Distributions will be authorized by our board of trust managers, which we refer to in this prospectus as our board, based upon a number of factors, including:

     - the amount of funds from operations;

     - our overall financial condition;

     - our debt service requirements;

     - our capital expenditure requirements for our properties;

     - our taxable income;

     - the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

     - other factors our board deems relevant.

     Our ability to make distributions to our shareholders will depend on our cash flows from operations, which are largely dependent upon the receipt of lease payments from our lessees, our operating expenses and our debt service and capital expenditure requirements, among other factors.

PRINCIPAL OFFICE

     Our principal executive offices are located at 8 Greenway Plaza, Suite 1000, Houston, Texas 77046, our telephone number is 800-888-4400, and our website is www.amreit.com. Information included on the website does not constitute part of this prospectus.

OUR TAX STATUS

     We have elected to be taxed as a REIT under the Internal Revenue Code. Provided we continue to qualify as a REIT, we generally will not be subject to U.S. federal corporate income tax on taxable income that we distribute to our shareholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their annual REIT taxable income. We face the risk that we might not be able to comply with all of the REIT requirements in the future. Failure to qualify as a REIT would render us subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state, local and foreign taxes on our income and property. See "Federal Income Tax Consequences."

                                  THE OFFERING


Class A common shares offered
by us.........................   3,000,000 shares(1)



Class A common shares to be
outstanding after this
offering......................   6,484,212 shares(2)



Use of proceeds...............   We intend to use a majority of the net proceeds
                                 of this offering (after offering expenses and
                                 underwriting discounts and commissions) to
                                 acquire Uptown Park. The balance, if any, will
                                 be used to repay debt. We intend to temporarily
                                 invest the balance of the net proceeds of this
                                 offering in readily marketable interest-bearing
                                 assets consistent with our intention to qualify
                                 as a REIT. We estimate that the expenses of
                                 this offering will be approximately
                                 $          . See "Use of Proceeds."


American Stock Exchange
Symbol........................   Our class A common shares are listed on the
                                 American Stock Exchange under the symbol "AMY."
---------------


(1) Excludes up to 450,000 of our class A common shares that may be issued by us upon exercise of the underwriters' over-allotment option.



(2) Based on 3,484,212 shares outstanding on March 31, 2005, and excludes (a) up to 450,000 of our class A common shares that may be issued by us upon exercise of the underwriters' over-allotment option, and (b) an aggregate of 712,192 additional of our class A common shares available for issuance under our stock incentive plan.

                             SUMMARY FINANCIAL DATA


     The following table sets forth certain summary historical and pro forma financial data for AmREIT. The summary historical balance sheet data, other data and operating data as of and for the year ended December 31, 2004 are derived from the audited consolidated financial statements of AmREIT included in its Annual Report on Form 10-K accompanying this prospectus. The summary historical balance sheet data, other data and operating data as of and for the three months ended March 31, 2005 are derived from the unaudited consolidated financial statements of AmREIT included in its Quarterly Report on Form 10-Q accompanying this prospectus. In the opinion of AmREIT's management, the unaudited historical financial data as of and for the three months ended March 31, 2005 include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such data. The summary pro forma financial data as of and for the year ended December 31, 2004 and the three months ended March 31, 2005 assume the completion of the offering, the consummation of the acquisition of Uptown Park and the incurrence of indebtedness in connection with such acquisition, all as of the respective balance sheet dates, with respect to balance sheet data, and as of the beginning of the periods presented, with respect to other data and operating data. Neither the historical nor the pro forma data are necessarily indicative of future financial condition or operating results.



                                     HISTORICAL             PRO FORMA                            HISTORICAL
                                    ------------   ---------------------------   ------------------------------------------
                                     MARCH 31,      MARCH 31,     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                        2005           2005           2004           2004           2003           2002
                                    ------------   ------------   ------------   ------------   ------------   ------------
BALANCE SHEET DATA (AT END OF
  PERIOD)
  Real estate investments before
    accumulated depreciation......  $157,377,124   $220,581,733            --    $160,592,291   $70,539,056    $47,979,848
  Total assets....................   205,474,784    227,057,369            --    203,150,530    101,326,607     73,975,753
  Notes payable...................    92,751,900    140,854,900            --    105,964,278     48,484,625     33,586,085
OTHER DATA
  Funds from operations, available
    to class A(1).................       444,000        664,739       434,131     (2,032,000)       603,000       (845,000)
  Adjusted funds from operations,
    available to class A(2).......       444,000        664,739     4,536,131      2,070,000      1,520,000      1,060,000
OPERATING DATA
Revenues..........................     8,242,343      9,621,126    34,303,147     21,758,780     10,289,742      6,099,654
Operating expenses(3).............     5,690,054      6,697,362    27,377,875     18,591,002      8,686,171      6,524,874
Other expenses (income)...........     1,535,111      2,192,936     8,302,825      2,457,271      1,773,257      1,578,472
Income from discontinued
  operations(4)...................       340,682        340,682    (1,949,020)    (1,949,020)     1,381,190      1,344,919
Gain (loss) on sale of real estate
  acquired for resale.............            --             --     1,826,500      1,826,500        787,245             --
                                    ------------   ------------   -----------    ------------   ------------   -----------
Net income (loss).................  $  1,357,860   $  1,071,510   $(1,500,073)   $   587,987    $ 1,998,749    $  (658,773)
Net income (loss) available to
  class A shareholders............  $   (274,071)  $   (560,421)  $(5,953,635)   $(3,865,575)   $    56,093    $(1,524,066)
                                    ============   ============   ===========    ============   ============   ===========
Net (loss) income per common
  share -- basic and diluted
  (Loss) income before
    discontinued operations.......  $      (0.18)  $      (0.14)  $     (0.93)   $     (1.15)   $     (0.76)   $     (1.16)
  (Loss) income from discontinued
    operations....................          0.10           0.05         (0.02)         (0.04)          0.78           0.54
                                    ------------   ------------   -----------    ------------   ------------   -----------
Net income (loss).................  $      (0.08)  $      (0.09)  $     (0.95)   $     (1.19)   $      0.02    $     (0.62)
                                    ============   ============   ===========    ============   ============   ===========
Distributions per share -- class
  A...............................  $       0.12   $         --   $        --    $      0.48    $      0.45    $      0.34


---------------

(1) AmREIT has adopted the National Association of Real Estate Investment Trusts (NAREIT) definition of FFO. FFO is calculated as net income (computed in accordance with generally accepted accounting principles) excluding gains or losses from sales of depreciable operating property, depreciation and amortization of real estate assets, and excluding results defined as "extraordinary items" under generally accepted accounting principles. AmREIT considers FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company's real estate between periods, or as compared to different companies. FFO should not be considered an alternative to cash flows from operating, investing and financing activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to meet cash needs. AmREIT's computation of FFO may differ from the methodology for calculating FFO utilized by other equity REITs and, therefore, may not be comparable to such other REITs. FFO is not defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of AmREIT's performance, or of cash flows as a measure of liquidity.

(2) Based on the adherence to the NAREIT definition of FFO, we have not added back the $1.7 million, $915,000 or $1.9 million charge to earnings during 2004, 2003 and 2002, respectively, resulting from shares issued to H. Kerr Taylor, our Chairman and Chief Executive Officer, as deferred merger cost stemming from the sale of his advisory company to AmREIT in June 1998. Additionally, we have not added back the $2.4 million charge to earnings for the year ended December 31, 2004, resulting from two asset impairments and corresponding write-downs of value. Adding these charges back to earnings would result in Adjusted FFO of $2.07 million, $1.52 million and $1.06 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

(3) Operating expenses for the years ended December 31, 2004, 2003 and 2002 include a charge of $1.7 million, $915,000 and $1.9 million, respectively, resulting from shares issued to Mr. Taylor as deferred merger cost stemming from the sale of his advisory company to AmREIT in June 1998.

(4) Income from discontinued operations in 2004 includes an impairment charge of $2.4 million, resulting from two asset impairments and corresponding write-downs of value.

     Below is the calculation of FFO and the reconciliation to net income, which we believe is the most comparable GAAP financial measure to FFO, in thousands:


                                                   PRO FORMA
                               HISTORICAL   ------------------------     HISTORICAL DECEMBER 31,
                               MARCH 31,    MARCH 31    DECEMBER 31,   ---------------------------
                                  2005        2005          2004        2004      2003      2002
                               ----------   ---------   ------------   -------   -------   -------
Income (loss) -- before
  discontinued operations....   $ 1,017      $   731      $(1,377)     $   711   $  (169)  $(2,003)
(Loss) income -- from
  discontinued operations....       341          341         (123)        (123)    2,168     1,345
Plus depreciation of real
  estate assets -- from
  operations.................       955        1,462        6,451        1,897       713       451
Plus depreciation of real
  estate assets -- from
  discontinued operations....        13           13           74           74       146       179
Less (gain) loss on sale of
  real estate assets acquired
  for investment.............      (250)        (250)        (137)        (137)     (312)       48
  Less class B, C & D
     distributions...........    (1,632)      (1,632)      (4,454)      (4,454)   (1,943)     (865)
                                -------      -------      -------      -------   -------   -------
Funds From Operations
  available to class A.......   $   444      $   665      $   434      $(2,032)  $   603   $  (845)
                                =======      =======      =======      =======   =======   =======


DESCRIPTION OF OUR OUTSTANDING COMMON SHARES

     The transfer agent and registrar for the class A common shares is Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075.

     As of March 31, 2005, we had 13,886,297 common shares outstanding. These shares are all pari passu as to rights in liquidation and have identical voting rights. The shares are divided into classes as follows:

  CLASS A:

     - 3,484,212 shares outstanding as of March 31, 2005.

     - Listed on AMEX, traded under the symbol of "AMY."

     - Last declared monthly dividend of $0.0414 per share.

  CLASS B:

     - 2,215,722 shares outstanding as of March 31, 2005, issued at $9.25 per share.

     - Not listed on any exchange; no available trading market.

     - Fixed 8% cumulative preferred dividend, payable quarterly.

     - Convertible into class A common shares on a one-for-one basis at any time at the holder's option.

     - Callable by AmREIT on or after July 2005 for either one class A share or $10.18 per share in cash at the holder's option.

     - The class B common shares were issued solely in connection with the June 2002 merger with certain of our affiliated investment partnerships.

  CLASS C:

     - 4,083,276 shares outstanding as of March 31, 2005, issued at $10.00 per share.

     - Not listed on any exchange; no available trading market.

     - Fixed 7% preferred dividend, payable monthly.

     - Convertible into class A common shares at $11.00 per class C common share value on or after the seventh anniversary of issuance at the holder's option (commencing in 2010).

     - Callable by AmREIT on or after the third anniversary of issuance at $11.00 per share in cash (commencing in 2006).

     - The offering of the class C common shares was closed during the second quarter of 2004.

  CLASS D:

     - 4,103,087 shares outstanding as of March 31, 2005, issued at $10.00 per share.

     - Not listed on any exchange; no available trading market

     - Fixed 6.5% dividend, payable monthly.

     - Convertible into class A common shares at a $10.77 per class D common share value on or after the seventh anniversary of issuance at the holder's option (commencing in 2011).

     - Callable by AmREIT on or after the first anniversary of issuance (commencing in 2005) at $10.00 per share plus a pro rata conversion premium ($0.11 per share per year for seven years).

     - The class D common share offering is ongoing.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or results of operations could be harmed by any of these risks. Similarly, these risks could cause the market price of our class A common shares to decline, and you might lose all or part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial might also impair our business operations.

RISKS ASSOCIATED WITH AN INVESTMENT IN AMREIT

  OUR CLASS A COMMON SHARES HAVE LIMITED AVERAGE DAILY TRADING VOLUME.

     Our class A common shares are currently traded on the American Stock Exchange. Our class A common shares have only been listed since July 2002, and as of March 31, 2005, the average daily trading volume was approximately 3,777 shares based on a 90-day average. As a result, the class A common shares currently have limited liquidity, and there can be no assurance that the market for the class A common shares will have improved or that the shares will be more liquid following the completion of this offering.

  TENANT, GEOGRAPHIC OR RETAIL PRODUCT CONCENTRATIONS IN OUR REAL ESTATE PORTFOLIO COULD MAKE US VULNERABLE TO NEGATIVE ECONOMIC AND OTHER TRENDS.


     There is no limit on the number of properties that we may lease to a single tenant. However, under investment guidelines established by our board, no single tenant may represent more than 15% of AmREIT's total annual revenue unless approved by our board. Our board will review our properties and potential investments in terms of geographic and tenant diversification. Kroger, IHOP and CVS accounted for 7.6%, 6.8% and 2.9%, respectively, of AmREIT's total revenues for the quarter ended March 31, 2005. As of March 31, 2005, annualized base rent for Kroger, IHOP and CVS represented 13.2%, 14.0% and 5.7%, respectively, of our total annualized base rent. Because of this concentration, there is a risk that any adverse developments affecting either Kroger, IHOP or CVS could materially adversely affect our revenues (thereby affecting our ability to make distributions to shareholders).



     Twenty-one of our properties representing approximately 65% of our rental income for the quarter ended March 31, 2005, are located in the Houston, Texas metropolitan area. Therefore, we are vulnerable to economic downturns affecting Houston, or any other metropolitan area where we might in the future have a concentration of properties.


     If in the future properties we acquire result in or extend geographic or tenant concentrations or concentration of product types, such acquisitions may increase the risk that our financial condition will be adversely affected by the poor judgment of a particular tenant's management group, by poor performance of our tenants' brands, by a downturn in a particular market sub-segment or by market disfavor with a certain product type.

     Our profitability and our ability to diversify our investments, both geographically and by type of properties purchased, will be limited by the amount of capital at our disposal. An economic downturn in one or more of the markets in which we have invested could have an adverse effect on our financial condition and our ability to make distributions.

  YOU CANNOT EVALUATE PROPERTIES THAT WE HAVE NOT YET ACQUIRED OR IDENTIFIED FOR ACQUISITION.

     We have established certain criteria for evaluating acquisition properties and the tenants occupying such properties. We have not set fixed minimum standards relating to creditworthiness of tenants and, therefore, our board and management have discretion in assessing potential acquisitions and tenant relationships. Accordingly, you will have no ability to evaluate particular investments that we may make.

While we have identified Uptown Park as a potential purchase, such purchase is subject to several closing conditions. Should the Uptown Park purchase not be completed, proceeds from this offering may be applied towards unidentified property acquisitions.


  WE MAY INCREASE OUR LEVERAGE WITHOUT SHAREHOLDER APPROVAL.

     Our bylaws provide that we will not incur recourse indebtedness if, after giving effect to the incurrence thereof, aggregate recourse indebtedness, secured and unsecured, would exceed fifty-five percent (55%) of our gross asset value on a consolidated basis. However, our operating at the maximum amount of leverage permitted by our bylaws could adversely affect our cash available for distribution to our shareholders and could result in an increased risk of default on our obligations. We intend to borrow funds through secured and/or unsecured credit facilities to finance property investments in the future. These borrowings may require lump sum payments of principal and interest at maturity. Because of the significant cash requirements necessary to make these large payments, our ability to make these payments may depend upon our access to capital markets and/or ability to sell or refinance properties for amounts sufficient to repay such loans. At such times, our access to capital might be limited or non-existent and the timing for disposing of properties may not be optimal, which could cause us to default on our debt obligations and/or discontinue payment of dividends. In addition, increased debt service may adversely affect cash flow and share value.


     At March 31, 2005, AmREIT had outstanding debt totaling $92.8 million of which $25.9 million was unsecured. This debt represented approximately 45% of AmREIT's total assets.


  DISTRIBUTION PAYMENTS IN RESPECT OF OUR CLASS A COMMON SHARE ARE SUBORDINATE TO PAYMENTS ON DEBT AND OTHER SERIES OF COMMON SHARES.

     AmREIT has paid distributions since its organization in 1993. Distributions to our shareholders, however, are subordinate to the payment of our current debts and obligations. If we have insufficient funds to pay our debts and obligations, future distributions to shareholders will be suspended pending the payment of such debts and obligations. Dividends may be paid on the class A common shares only if all dividends then payable on the class B common shares and class C common shares have been paid. As a result, the class A common shares are subordinate to the class B and class C common shares as to dividends.

  BANKRUPTCY OF A SIGNIFICANT TENANT WOULD ADVERSELY AFFECT AMREIT'S OPERATIONS.

     Footstar filed for protection under Chapter 11 of the United States Bankruptcy Code on March 2, 2004, and pursuant thereto rejected the two Just For Feet leases it had with AmREIT. Wherehouse Entertainment declared bankruptcy on January 31, 2003. The obligations of Wherehouse Entertainment are guaranteed by Blockbuster Entertainment Corp. Additional bankruptcies of our tenants or the bankruptcy of a significant tenant could adversely affect us in the following ways:

     - reduction or loss of lease payments related to the termination of the tenant's leases;

     - reduction of revenue resulting from the restructuring the original tenant's leases;

     - interruptions in the receipt of lease revenues from the tenant;

     - increase in the costs associated with the maintenance and financing of vacant properties;

     - increase in costs associated with litigation and the protection of the properties;

     - increase in costs associated with improving and reletting the properties;

     - reduction in the value of our shares; and

     - decrease in distributions to shareholders.

  THERE MAY BE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS.

     Our quarterly operating results will fluctuate based on a number of factors, including, among others:

     - interest rate changes;

     - the volume and timing of our property acquisitions;

     - the amount and timing of income generated by our real estate operating and development and securities company subsidiaries, as well as our retail partnerships;

     - the recognitions of gains or losses on property sales;

     - the level of competition in our market; and

     - general economic conditions, especially those affecting the retail industries.

     As a result of these factors, results for any quarter should not be relied upon as being indicative of performance in future quarters. The market price of our class A common shares could fluctuate with fluctuations in our quarterly results.

  OUR PLAN TO GROW THROUGH THE ACQUISITION AND DEVELOPMENT OF ADDITIONAL PROPERTIES COULD BE ADVERSELY AFFECTED BY TRENDS IN THE REAL ESTATE AND FINANCING BUSINESSES.

     Our growth strategy is substantially based on the acquisition and development of additional properties. We cannot assure you that we will be able to successfully execute our growth strategy because we may have difficulty finding new properties, negotiating with new or existing tenants or securing acceptable financing.

  IF WE CANNOT MEET OUR REIT DISTRIBUTION REQUIREMENTS, WE MAY HAVE TO BORROW FUNDS OR LIQUIDATE ASSETS TO MAINTAIN OUR REIT STATUS.

     REITs generally must distribute 90% of their taxable income annually. In the event that we do not have sufficient available cash to make these distributions, our ability to acquire additional properties may be limited. Also, for the purposes of determining taxable income, we may be required to include interest payments, rent and other items we have not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, we could have taxable income in excess of cash available for distribution. In such event, we could be required to borrow funds or sell assets in order to make sufficient distributions and maintain our REIT status.

  CONVERSION OF CLASS B COMMON SHARES COULD PUT DOWNWARD PRESSURE ON THE MARKET PRICE OF OUR CLASS A COMMON SHARES.

     As of March 31, 2005, there were 2,215,722 class B common shares outstanding, each of which is currently convertible into class A common shares on a one-for-one basis. The class B common shares are not listed on any exchanges, and no trading market presently exists for the class B common shares. As a result, holders of the class B common shares who convert to class A common shares may be doing so, in part, to be able to liquidate some or all of their investment in AmREIT. Due to the limited average trading volume of the class A common shares, substantial sales of class A common shares would result in short-term downward pressure on the price of the class A common shares.

  AN INCREASE IN MARKET INTEREST RATES MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR CLASS A COMMON SHARES.

     One of the factors that investors may consider in deciding whether to buy or sell our class A common shares is our distribution rate with respect to our class A common shares as a percentage of our stock price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution rate on our class A common shares or seek securities paying higher dividends or interest. The market price of our class A common shares likely will be based primarily on the earnings that we derive from our properties and our distributions to shareholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our class A common shares. For instance, if interest rates rise without an increase in our distribution rate, the market price of our class A common shares could decrease because potential investors may require a higher yield on our class A common shares as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and make distributions to shareholders.

  LIMITATIONS ON SHARE OWNERSHIP REQUIRED TO MAINTAIN OUR REIT STATUS MAY DETER ATTRACTIVE TENDER OFFERS FOR OUR CLASS A COMMON SHARES.

     For the purposes of protecting our REIT status, our declaration of trust limits the ownership by any single holder of our common shares to 9.0% of the issued and outstanding common shares, unless our board waives such limitations. These restrictions may discourage a change in control of AmREIT, deter any attractive tender offers for AmREIT common shares or limit the opportunity for you or other shareholders to receive a premium for your AmREIT common shares.

  OUR DECLARATION OF TRUST CONTAINS ANTI-TAKEOVER PROVISIONS.

     Our declaration of trust contains provisions which may make it more difficult to remove current management or delay or discourage an unsolicited takeover, which could have the effect of inhibiting a non-negotiated merger or other business combination involving AmREIT. These provisions include:

     - the prohibition on any person owning, directly or indirectly, more than 9.0% of the outstanding common shares; and

     - provisions authorizing the issuance of preferred shares on terms that board members determine make it more difficult for an aggressor to obtain a controlling number of shares.

     For us to continue to qualify as a REIT under the Internal Revenue Code, not more than 50% of our outstanding shares may be owned by five or fewer individuals during the last half of each year and outstanding shares must generally be owned by 100 or more persons during at least 335 days of a taxable year of 12 months. Our declaration of trust restricts the accumulation or transfer of common shares if any accumulation or transfer could result in any person beneficially owning in excess of 9.0% of the then outstanding common shares.

  PROVISIONS OF OUR DECLARATION OF TRUST, BYLAWS AND TEXAS LAW COULD RESTRICT CHANGE IN CONTROL.

     Our declaration of trust and bylaws contain provisions that may inhibit or impede acquisition or attempted acquisition of control of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate bids and to encourage persons seeking to acquire control of AmREIT to negotiate first with us. See "Certain Anti-Takeover Provisions of the Declaration of Trust and Bylaws and Texas Law."

  WE MAY HAVE REFINANCING RISK WITH RESPECT TO SHORT-TERM BORROWINGS USED TO FUND THE DEVELOPMENT OR ACQUISITION OF PROPERTIES.

     We anticipate that our new developments and acquisitions will be financed under lines of credit or other interim forms of secured or unsecured financing. Permanent financing for those newly developed or acquired projects may not be available or may be available only on disadvantageous terms. In addition, AmREIT's distribution requirements limit its ability to rely upon income from operations or cash flow from operations to finance new developments or acquisitions. As a result, if permanent financing is not available on acceptable terms, further development activities or acquisitions might be curtailed. In the case of an unsuccessful development or acquisition, AmREIT's loss could exceed its project investment.

  WE WILL BE SUBJECT TO CONFLICTS OF INTEREST.

     We will be subject to conflicts of interest arising out of our relationships with our affiliated retail partnerships, including certain material conflicts discussed below.

     We will experience competition for acquisition properties. In evaluating property acquisitions, certain properties may be appropriate for acquisition by either AmREIT or one of its affiliated retail partnerships. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before making your investment. Generally, we will evaluate each property, considering the investment objectives, creditworthiness of the tenants, expected holding period of the property, available capital and geographic and tenant concentration issues when determining the allocation of properties among AmREIT and its affiliated Retail Partnerships.

     There will be competing demands on our management and board. Our management team and board are not only responsible for AmREIT, but also for our affiliated retail partnerships, which include entities that may invest in the same types of assets in which AmREIT may invest. For this reason, the management team and trust managers will divide their management time and services among those companies and AmREIT, will not devote all of their attention to AmREIT and could take actions that are more favorable to the other entities than to AmREIT.

     AmREIT may invest along side our affiliated retail partnerships. AmREIT may also invest in joint ventures, partnerships or limited liability companies for the purpose of owning or developing retail real estate projects. In either event, we may be a general partner and fiduciary for and owe certain duties to our other partners in such ventures. The interests, investment objectives and expectations regarding timing of dispositions may be different for the other partners than those of our shareholders, and there are no assurances that your interests and investment objectives will take priority.

     We may, from time to time, purchase one or more properties from our affiliated retail partnerships. In such circumstances, we will work with the applicable retail partnership to ascertain, and we will pay, the market value of the property. By our dealing directly with our retail partnerships in this manner, generally no brokerage commissions will be paid; however, there can be no assurance that the price we pay for any property will be equal to or greater than the price we would have been able to negotiate from an independent third party. These property acquisitions from the affiliated retail partnerships will be limited to properties that the affiliated retail partnerships developed.

  OUR BOARD CAN TAKE MANY ACTIONS WITHOUT SHAREHOLDER APPROVAL.

     Our board has authority to oversee our operations. This authority includes significant flexibility and discretion. For example, our board can (1) prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of the shareholders; (2) cause us to issue additional shares without obtaining shareholder approval, which could dilute your ownership; (3) direct our investments toward investments that will not appreciate over time, such as building only properties, with the land owned by a third party, and mortgage loans; and (4) change minimum creditworthiness standards with respect to tenants. Any of these actions could reduce the value of our assets without giving you, as a shareholder, the right to vote.

  OUR OFFICERS AND TRUST MANAGERS HAVE LIMITED LIABILITY.

     Our declaration of trust and bylaws provide that an officer's or trust manager's liability for monetary damages to us, our shareholders or third parties may be limited. Generally, we are obligated under our declaration of trust and bylaws to indemnify our officers and trust managers against certain liabilities incurred in connection with their services. These provisions could limit our ability and the ability of our shareholders to effectively take action against our trust managers and officers arising from their service to us.

  OUR SECURITIES BUSINESS IS SUBJECT TO GOVERNMENT REGULATION AND ITS ACTIVITIES ARE SUBJECT TO A BROAD RANGE OF SECURITIES LAWS

     Our broker-dealer subsidiary is registered with the SEC and is a member of the National Association of Securities Dealers, or NASD, and, accordingly, subject to regulation, including periodic inspection, by both the SEC and NASD. Under various securities laws and the rules of our regulators, our broker-dealer must maintain compliance programs, policies and procedures, adequately supervise sales efforts and file periodic reports. These laws and regulations increase our cost of doing business. Also, because our broker-dealer subsidiary engages in the distribution of securities, we and our broker-dealer are subject to investor claims under the liability provisions of the securities laws.

RISKS ASSOCIATED WITH AN INVESTMENT IN REAL ESTATE

  REAL ESTATE INVESTMENTS ARE RELATIVELY ILLIQUID.

     Real estate investments are relatively illiquid. Illiquidity limits the owner's ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, federal income tax provisions applicable to REITs may limit our ability to sell properties at a time which would be in the best interest of our shareholders.

  OUR PROPERTIES ARE SUBJECT TO GENERAL REAL ESTATE OPERATING RISKS.

     If you become a shareholder of AmREIT your investment will be subject to the risks of investing in real property. In general, a downturn in the national or local economy, changes in zoning or tax laws or the lack of availability of financing could adversely affect occupancy or rental rates. In addition, increases in operating costs due to inflation and other factors may not be offset by increased rents. If operating expenses increase, the local rental market for properties similar to AmREIT's may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, our ability to make distributions to shareholders could be adversely affected.

  WE MAY CONSTRUCT IMPROVEMENTS, THE COST OF WHICH MAY NOT BE RECOVERABLE.

     We may on occasion acquire properties and construct improvements or acquire properties under contract for development. Investment in properties to be developed or constructed is more risky than investments in fully developed and constructed properties with operating histories. In connection with the acquisition of these properties, we may advance, on an unsecured basis, a portion of the purchase price in the form of cash, a conditional letter of credit and/or a promissory note. We will be dependent upon the seller or lessee of the property under construction to fulfill its obligations, including the return of advances and the completion of construction. This party's ability to carry out its obligations may be affected by financial and other conditions which are beyond our control.

     If we acquire construction properties, the general contractors and the subcontractors may not be able to control the construction costs or build in conformity with plans, specifications and timetables. The failure of a contractor to perform may necessitate our commencing legal action to rescind the construction contract, to compel performance or to rescind our purchase contract. These legal actions may result in increased costs to us. Performance may also be affected or delayed by conditions beyond the contractor's control, such as building restrictions, clearances and environmental impact studies imposed or caused by governmental bodies, labor strikes, adverse weather, unavailability of materials or skilled labor and by financial insolvency of the general contractor or any subcontractors prior to completion of construction. These factors can result in increased project costs and corresponding depletion of our working capital and reserves and in the loss of permanent mortgage loan commitments relied upon as a primary source for repayment of construction costs.

     We may make periodic progress payments to the general contractors of properties prior to construction completion. By making these payments, we may incur substantial additional risks, including the possibility that the developer or contractor receiving these payments may not fully perform the construction obligations in accordance with the terms of his agreement with AmREIT and that we may be unable to enforce the contract or to recover the progress payments.

  NET LEASES MAY NOT RESULT IN FAIR MARKET LEASE RATES OVER TIME.

     Net leases accounted for 100% of AmREIT's total rental income for the years ended December 31, 2004 and 2003. Under net leases, our tenants are generally responsible for the payment, directly or indirectly, of insurance, property taxes and other property-level expenses. Net leases frequently provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to early termination of the lease under specified circumstances. Further, net leases are typically for longer lease terms and, thus, there is an increased risk that any rental increase clauses in future years will fail to result in fair market rental rates during those years. The original leases on our existing properties are for original terms ranging from 10 to 20 years.

     In the event a lease is terminated, we may not be able to lease the property for the previous rent and may not be able to sell the property without incurring a loss. We could also experience delays in enforcing our rights against defaulting tenants. If a tenant does not pay rent, we may not only lose the net cash flow from the property but may also need to use cash flow generated by other properties to meet mortgage payments on the defaulted property.

  WE MAY INVEST IN JOINT VENTURES.

     Investments in joint ventures may involve risks which may not otherwise be present in our direct investments such as:

     - the potential inability of our joint venture partner to perform;

     - the joint venture partner may have economic or business interests or goals which are inconsistent with or adverse to ours;

     - the joint venture partner may take actions contrary to our requests or instructions or contrary to our objectives or policies; and

     - the joint venturers may not be able to agree on matters relating to the property they jointly own. Although each joint owner will have a right of first refusal to purchase the other owner's interest, in the event a sale is desired, the joint owner may not have sufficient resources to exercise such right of first refusal.

     We also may participate with other investors, possibly including investment programs or other entities affiliated with our management, in investments as tenants-in-common or in some other joint venture arrangement. The risks of such joint ownership may be similar to those mentioned above for joint ventures and, in the case of a tenancy-in-common, each co-tenant normally has the right, if an unresolvable dispute arises, to seek partition of the property, which partition might decrease the value of each portion of the divided property.

  OUR PROPERTIES MAY BE SUBJECT TO ENVIRONMENTAL LIABILITIES.

     Under various federal and state environmental laws and regulations, as an owner or operator of real estate, we may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at our properties. We may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien in favor of the government on the contaminated site for damages and costs the government incurs in connection with the contamination. The presence of contamination or the failure to remediate contaminations at any of our properties may adversely affect our ability to sell or lease the properties or to borrow using the properties as collateral. We could also be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from our properties.


     Certain of our properties have had prior tenants such as gasoline stations and, as a result, have existing underground storage tanks and/or other deposits that currently or in the past contained hazardous or toxic substances. Other properties have known asbestos containing materials. The existence of underground storage tanks, asbestos containing materials or other hazardous substances on or under our properties could have the consequences described above. Also, we have not recently had environmental reports produced for many of our older properties, and, as a result, many of the environmental reports relating to our older properties are significantly outdated. In addition, we have not obtained environmental reports for five of our older properties. These properties could have environmental conditions with unknown consequences.



     All of our future properties will be acquired subject to satisfactory Phase I environmental assessments, which generally involve the inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other media or conditions; or satisfactory Phase II environmental site assessments, which generally involve the testing of soil, groundwater or other media and conditions. Our board may determine that we will acquire a property in which a Phase I or Phase II environmental assessment indicates that a problem exists and has not been resolved at the time the property is acquired, provided that (A) the seller has (1) agreed in writing to indemnify us and/or
(2) established in escrow cash equal to a predetermined amount greater than the estimated costs to remediate the problem; or (B) we have negotiated other comparable arrangements, including, without limitation, a reduction in the purchase price. We cannot be sure, however, that any seller will be able to pay under an indemnity we obtain or that the amount in escrow will be sufficient to pay all remediation costs. Further, we cannot be sure that all environmental liabilities have been identified or that no prior owner, operator or current occupant has created an environmental condition not known to us. Moreover, we cannot be sure that (1) future laws, ordinances or regulations will not impose any material environmental liability or (2) the current environmental condition of our properties will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us. Environmental liabilities that we may incur could have an adverse effect on our financial condition or results of operations.


  ANTICIPATED BORROWING CREATES RISKS.

     We may borrow money to acquire assets, to preserve our status as a REIT or for other corporate purposes. We may mortgage or create a lien on one or more of our assets in connection with any borrowing. We currently have a revolving line of credit in an aggregate amount of up to $41 million to provide financing for the acquisition of assets, of which approximately $25.1 million was outstanding as of March 31, 2005. We may repay the line of credit using equity offering proceeds, including proceeds from this offering, working capital, permanent financings or proceeds from the sale of assets. We may also obtain additional long-term, permanent financing. Our bylaws limit our recourse debt obligations to 55% of our gross asset value. Borrowing is risky and cash flow from our real estate and other investments may be insufficient to meet our debt obligations. In addition, our lenders may seek to impose restrictions on future borrowings, distributions and operating policies. If we mortgage or pledge assets as collateral and we cannot meet our debt obligations, the lender could take the collateral, and we would lose both the asset and the income we were deriving from it.

  WE MAY NOT HAVE ADEQUATE INSURANCE.

     An uninsured loss or a loss in excess of insured limits could have a material adverse impact on our operating results and cash flows, and returns to the shareholders could be reduced. Certain types of losses, such as from terrorist attacks, however, may be either uninsurable, or coverage may be too difficult to obtain or too expensive to justify insuring against such types of losses. Furthermore, an insurance provider could elect to deny or limit coverage under a claim. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. Therefore, if we, as landlord, incur any liability which is not fully covered by insurance, we would be liable for the uninsured amounts, cash available for distributions to shareholders may be reduced and the value of our assets may decrease significantly. In addition, in such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

  OUR PROPERTIES MAY NOT BE PROFITABLE, MAY NOT RESULT IN DISTRIBUTIONS AND/OR MAY DEPRECIATE.

     While we will attempt to buy leased, income-producing properties at a price at or below the appraised value of such properties, properties acquired by
AmREIT:

     - may not operate at a profit,

     - may not perform to AmREIT's expectations,

     - may not appreciate in value,

     - may depreciate in value,

     - may not ever be sold at a profit and

     - may result in the loss of a portion of AmREIT's investment.

     The marketability and value of any properties will depend upon many factors beyond our control. A ready market for our properties may not exist or develop.

  WE MAY PROVIDE FINANCING TO PURCHASERS OF PROPERTIES.

     We may provide purchaser financing which would delay receipt of the proceeds from a property sale. We may provide this financing where lenders are not willing to make loans secured by commercial real estate or where a purchaser is willing to pay a higher price for the property than it would without this financing.

     In those circumstances, we will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, we may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with administration of our mortgage loans and any collections upon a borrower's default. We will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since our primary source of financing our mortgage loans is expected to be through variable rate loans, any increase in interest rates will also likely increase our borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

  WE MAY ENGAGE IN SALE-LEASEBACK TRANSACTIONS.

     We, on occasion, may lease an investment property back to the seller. When the seller/lessee leases space to tenants, the seller/lessee may be unable to meet its rental obligations to us if the tenants are unable to meet their lease payments to the seller/lessee. A default by the seller/lessee or other premature termination of the leaseback agreement could have an adverse effect on our financial position. In the event of a default or termination, we may not be able to find new tenants without incurring a loss.

     Additionally, a seller may attempt to include in the acquisition price all or some portion of the lease payments. If the seller is successful, we may pay a premium upon acquisition where a leaseback is involved.

  WE MUST COMPETE FOR ACCEPTABLE INVESTMENTS.

     Our operating results will depend upon the availability of suitable investment opportunities, which in turn depends on the type of investment involved, the condition of the money markets, the nature and geographical location of the property, competition and other factors, none of which can be predicted with certainty. We will continue to compete for acceptable investments with other financial institutions, including insurance companies, pension funds and other institutions, real estate investment trusts and limited partnerships which have investment objectives similar to those of AmREIT. Many of these competitors may have greater resources than we have.

  WE MAY BE UNABLE TO RENEW LEASES OR RELET SPACES.

     Our property leases might not be renewed, the space might not be relet or the terms of renewal or reletting may be less favorable than current lease terms. Our cash flow and ability to make expected distributions to its shareholders may be adversely affected if: (1) we are unable to promptly relet or renew the leases, (2) the rental rate upon renewal or reletting is significantly lower than expected or (3) our reserves proved inadequate.

  OUR PROPERTIES FACE COMPETING PROPERTIES.

     All of our properties are located in areas that include competing properties. The number of competitive properties could have a material adverse effect on both our ability to lease space and the rents we charge. We may be competing with other property owners that have greater resources.

  THE INABILITY OF A TENANT TO MAKE LEASE AND MORTGAGE PAYMENTS COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our business depends on the tenants' ability to pay their obligations to us with respect to our real estate leases. The ability of our tenants to pay their obligations in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of any business, may adversely affect the economic viability of AmREIT's tenants, including but not limited to:

     - national, regional and local economic conditions (which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors), which may reduce consumer demand for the products offered by our tenants;

     - local real estate conditions;

     - changes or weaknesses in specific industry segments;

     - perceptions by prospective customers of the safety, convenience, services and attractiveness of our tenants;

     - changes in demographics, consumer tastes and traffic patterns;

     - the ability to obtain and retain capable management;

     - changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties;

     - increases in operating expenses; and

     - increases in minimum wages, taxes (including income, service, real estate and other taxes) or mandatory employee benefits.

  WE HAVE PROPERTIES SPECIFICALLY SUITED TO FEW TENANTS.

     We may acquire properties specifically suited to particular tenant needs, including retail or commercial facilities. The value of these properties would be adversely affected by the specific tenant's failure to renew or honor its lease. These properties would typically require extensive renovations to adapt them for new uses by new tenants. Also, we may experience difficulty selling special purpose properties to persons other than the tenant.

  WE DO NOT HAVE CONTROL OVER MARKET AND BUSINESS CONDITIONS.

     Changes in general or local economic or market conditions, such as increased costs of operations, cost of development, increased costs of insurance, increased costs or shortage in labor, competitive factors, quality of management, turnover in management, changing consumer habits, changing demographics, changing traffic patterns, environmental changes, regulatory changes and other factors beyond our control may reduce the value of properties that we currently own or those that we may acquire in the future, the ability of tenants to pay rent on a timely basis, and therefore, the amount of dividends that we are able to pay to shareholders.

  WE WILL HAVE NO ECONOMIC INTEREST IN LEASEHOLD ESTATE PROPERTIES.

     We currently own properties, and may acquire additional properties, in which we own only the leasehold interest, and do not own or control the underlying land. With respect to these leasehold estate properties, we will have no economic interest in the land at the expiration of the lease, and therefore may lose the right to the use of the properties at the end of the ground lease.

RISKS ASSOCIATED WITH FEDERAL INCOME TAXATION OF AMREIT

  OUR FAILURE TO QUALIFY AS A REIT FOR TAX PURPOSES WOULD RESULT IN TAXATION OF US AS A CORPORATION AND THE REDUCTION OF FUNDS AVAILABLE FOR SHAREHOLDER DISTRIBUTION.

     Although we believe we are organized and are operating so as to qualify as a REIT, we may not be able to continue to remain so qualified. In addition REIT qualification provisions under the tax laws may change. We are not aware, however, of any currently pending tax legislation that would adversely affect its ability to continue to qualify as a REIT.

     For any taxable year that we fail to qualify as a REIT, we will be subject to federal income tax on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions no longer would qualify for the dividends paid deduction nor would there be any requirement that such distributions be made. To the extent that distributions to shareholders would have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax.

  WE MAY BE LIABLE FOR PROHIBITED TRANSACTION TAX AND/OR PENALTIES.

     A violation of the REIT provisions, even where it does not cause failure to qualify as a REIT, may result in the imposition of substantial taxes, such as the 100% tax that applies to net income from a prohibited transaction if we are determined to be a dealer in real property. Because the question of whether that type of violation occurs may depend on the facts and circumstances underlying a given transaction, these violations could inadvertently occur. To reduce the possibility of an inadvertent violation, the trust managers intend to rely on the advice of legal counsel in situations where they perceive REIT provisions to be inconclusive or ambiguous.

  CHANGES IN THE TAX LAW MAY ADVERSELY AFFECT OUR REIT STATUS.

     The discussions of the federal income tax considerations are based on current tax laws. Changes in the tax laws could result in tax treatment that differs materially and adversely from that described in this registration statement.

  INVESTMENT IN AMREIT MAY NOT BE SUITABLE UNDER ERISA AND IRA REQUIREMENTS.

     Fiduciaries of a pension, profit sharing or other employee benefit plan subject to ERISA should consider whether the investment in AmREIT securities satisfies the diversification requirements of ERISA, whether the investment is prudent, whether the investment would be an improper delegation of responsibility for plan assets and whether such fiduciaries have authority to acquire such securities under the appropriate governing instrument and Title I of ERISA. Also, fiduciaries of an individual retirement account should consider that an IRA may only make investments that are authorized by the appropriate governing instrument.

                                USE OF PROCEEDS

     We estimate that the net proceeds that we will receive in this offering
will be approximately $     million, assuming a public offering price of $
per share and after deducting the underwriting discount and estimated offering
expenses of $          payable by us. If the underwriters' over-allotment option
is exercised in full, we estimate that our net proceeds will be approximately
$     million.


     We intend to use the net proceeds of this offering to acquire Uptown Park, with the balance, if any, to repay debt and other borrowings under our credit facility. As of March 31, 2005, we had approximately $25.1 million outstanding under our credit facility at a weighted average interest rate of 5.23%, and our credit facility matures in October 2005. During the year December 31, 2004, we used borrowings under our credit facility to fund the acquisition of additional properties and for general business purposes. Until such assets can be identified and obtained, we intend to temporarily invest the balance of the proceeds of this offering in readily marketable interest-bearing assets consistent with our intention to qualify as a REIT.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 2005:


     - On an actual basis; and


     - On a pro forma, as adjusted basis to give effect to our sale of 3,000,000 of our class A common shares in this offering, at the public offering
       price of $     per share and the application of the net proceeds
       therefrom to acquire Uptown Park (after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us and assuming the underwriters do not exercise their over-allotment option), as well as to reflect the incurrence of additional debt in connection with the proposed Uptown Park acquisition.



                                                              AS OF MARCH 31, 2005
                                                           ---------------------------
                                                                           PRO FORMA
                                                              ACTUAL      AS ADJUSTED
                                                           ------------   ------------
Debt:
  Notes Payable..........................................  $ 92,751,900   $
Shareholders' equity:
  Preferred stock, par value $0.01: 10,000,000 shares
     authorized; no shares issued and outstanding actual
     or as adjusted......................................            --
Class A common shares, par value $0.01: 50,000,000 shares
  authorized; 3,493,328 shares issued and outstanding
  actual, 6,609,212 shares issued and outstanding as
  adjusted...............................................  $     34,933   $
Class B common shares, par value $0.01: 3,000,000 shares
  authorized; 2,215,722 shares issued and outstanding
  actual and as adjusted.................................  $     22,157   $
Class C common shares, par value $0.01: 4,400,000 shares
  authorized; 4,083,276 shares issued and outstanding
  actual and as adjusted.................................  $     40,833   $
Class D common shares, par value $0.01: 17,000,000 shares
  authorized; 4,103,087 shares issued and outstanding in
  actual and as adjusted.................................  $     41,031   $
Capital in excess of par value...........................   122,013,317
Accumulated distributions in excess of earnings..........   (15,741,363)
Deferred Compensation....................................    (1,359,446)
Cost of Treasury Shares, 9,116 class A common shares.....       (54,991)
                                                           ------------   ------------
     Total shareholders' equity..........................  $104,996,471   $
                                                           ============   ============



     The table above excludes 712,192 of our common shares available for awards under our incentive plans as of March 31, 2005.

                            BUSINESS AND PROPERTIES

GENERAL


     AmREIT is a fully integrated, self-managed and self-advised equity REIT based in Houston, Texas. We own and operate a portfolio of multi-tenant and single-tenant retail properties consisting of 61 properties in 17 states as of March 31, 2005, having an aggregate gross leaseable area of approximately 908,000 square feet. Multi-tenant shopping centers represented 61.1% of annualized rental income for the properties we owned as of March 31, 2005. We also manage an additional 20 properties located in six states for our affiliated retail partnerships.



     We have focused geographically on the Sun Belt states with an emphasis on the Houston market and other large metropolitan markets in Texas such as Dallas and San Antonio. We focus on acquiring and selectively developing multi-tenant shopping centers anchored by major retailers. Many of our properties are located on what we call "Irreplaceable Corners(TM)" which we define as premier retail frontage locations in high-traffic, highly populated affluent areas with high barriers to entry. We focus on Irreplaceable Corners because we believe that these properties are in greater demand, have greater prospects for upward movement in rents and should produce higher risk-adjusted returns than similar properties located in other locations.


     AmREIT is vertically integrated with three additional synergistic businesses that we believe enhance our earnings potential, add value and support our portfolio expansion. These three synergistic businesses are: (1) a full service real estate operating and development business; (2) a retail partnership business; and (3) a registered securities business. The following diagram shows the integration of these businesses with each other and with AmREIT:

OUR OPERATING STRATEGY

     We invest in properties where we believe effective leasing and operating strategies, combined with cost-effective expansion and renovation programs, can improve property values while providing superior current economic returns. Our operating strategy consists of the following elements:

     - Acquiring real estate on Irreplaceable Corners, which we define as premier retail frontage locations in a submarket generally characterized by the following attributes:

      - a population of at least 100,000 within a three-mile radius;

      - area average household income of at least $80,000 per year;

      - high traffic visibility;

      - traffic counts of at least 30,000 cars per day; and

      - little available land suitable for competitive development in the area.


     - Focusing on the Sun Belt states with an emphasis on the Texas markets where our management team has substantial experience and local market knowledge.


     - Anchoring our centers with national/regional grocery or drug stores or chain restaurants.

     - Adding value to our properties through active, hands-on management, improving tenant quality and increasing cash flows by increasing occupancy and rental rates.

     - Conducting extensive due diligence using a proprietary process called AmREIT Decision Logic, involving our integrated team of real estate professionals with experience in construction, property management, leasing and finance.

     - Enhancing our core business through the activities of our real estate operating and development business, our affiliated retail partnership business and our securities broker-dealer.

OUR GROWTH STRATEGY

     We intend to increase our revenues and funds from operations by executing our growth strategy, which consists of the following elements:

     - Continuing to form partnerships to develop and/or acquire retail properties that we believe possess significant potential for short-term appreciation in value and prospects for capturing such value through disposition and retaining financial upside in those properties while earning management fees. At the same time, we preserve the REIT's ability to later acquire some or all of these properties.

     - Continuing to acquire grocery-anchored, strip center and lifestyle properties on Irreplaceable Corners, primarily in major Texas markets.

     - Continuing to selectively divest properties which no longer meet our core criteria and replace them primarily with high-quality multi-tenant shopping centers on Irreplaceable Corners.

COMPETITIVE ADVANTAGES

     We believe that our business strategy and operating structure distinguish us from many other public and private owners, operators and acquirors of real estate in our target markets in a number of ways, including:

     - Our fully-integrated business structure provides an advantage in evaluating properties for acquisition or development, raising capital to finance our properties and managing properties for our retail partnerships.

     - Our focus on Irreplaceable Corners provides long-term stability and opportunities for enhanced cash flows from high occupancy and increasing rents, resulting in higher valuations for our property portfolio.


     - We place an emphasis on major Texas markets, and our senior management team averages more than 15 years of real estate experience in one or more of these markets.



     - Our emphasis on major Texas markets provides us with a substantial footprint in one of the largest and most economically stable states in the United States, where our management team lives and has developed extensive real estate contacts, market knowledge and investment expertise.


OUR STRUCTURE

     Our portfolio of wholly owned multi-tenant shopping centers and single-tenant retail properties are supported by three distinct operating businesses:

     - Real Estate Operating and Development Business;

     - Retail Partnership Business; and

     - Securities Business.

                                  (ORG CHART)

     AmREIT directly owns a portfolio of grocery-anchored, strip center, lifestyle shopping centers and single-tenant retail properties leased to companies such as Kroger(R), Walgreens(R), GAP(R) and Starbucks(R). Our portfolio is supported by three synergistic businesses: a wholly-owned real estate operating and development business, a registered securities broker-dealer and a group of four retail partnerships, each of which owns multiple properties and for which we act as general partner and our real estate operating company acts as property manager. Through our retail partnerships, AmREIT captures recurring development, leasing, property management and asset management fees for services performed while maintaining a residual interest after a preferred return is paid to limited partners. This unique structure provides us with the opportunity to expand our growth both internally and externally and to access capital through traditional underwriters and the independent financial planning marketplace. This capital can then be deployed efficiently and accretively for our shareholders. We finance our growth and working capital needs with a combination of equity and debt. Our class C common share offering which was opened in August 2003 became fully subscribed during the second quarter of 2004, and we are currently raising capital through our class D common share offering. The class C and class D common shares are not publicly traded and are being offered exclusively through the independent financial planning community. Our bylaws limit our recourse debt to 55% of gross asset value. Our strategies and our structure, as discussed herein, are reviewed by our board on a regular basis and may be modified or changed without a vote of our shareholders.

(ICON)
  OUR PORTFOLIO

     As of March 31, 2005, AmREIT owned a real estate portfolio consisting of 61 properties located in 17 states. Our multi-tenant shopping center properties are primarily located throughout Texas, with a concentration in the Houston area, and are leased to national, regional and local tenants. Our single-tenant properties are located throughout the United States and are generally leased to corporate tenants where the lease is the direct obligation of the parent company, not just the local operator, and in most other cases, our leases are guaranteed by the parent company.

     Our properties are located in affluent high-traffic, densely populated areas that we refer to as Irreplaceable Corners and are anchored by nationally-known retailers such as Kroger and Barnes & Noble(R), and are supported by specialty retailers such as GAP, Starbucks and Verizon Wireless(R). We believe our focus on Irreplaceable Corners allows us to maximize leasing income through comparatively higher rental rates and high occupancy rates. Additionally, we anticipate that as these properties are re-leased or leases are renewed, the location on Irreplaceable Corners will enable us to increase rents at greater than average rates. As of March 31, 2005, the occupancy rate at our operating properties was 97% based on leasable square footage.



     A substantial percentage of our revenues are generated by corporate retail tenants such as Bank of America(R), Barnes & Noble, Bath & Body Works(R), CVS/pharmacy(R), GAP, International House of Pancakes(R) ("IHOP"), Kroger, Landry's(R), Linens "n" Things(R), Nextel(R), Payless Shoes(R), TGI Friday's(R), Starbucks, Washington Mutual(R) and others. Our multi-tenant centers comprised 61.1% of our annualized rental income from properties owned as of March 31, 2005.


(ICON)
  OUR REAL ESTATE OPERATING AND DEVELOPMENT BUSINESS

     AmREIT Realty Investment Corporation, our wholly owned real estate operating and development TRS, or ARIC, provides a fully integrated real estate solution including construction and development, property management, asset acquisition and disposition, brokerage and leasing, tenant representation, sale/leaseback and joint venture management services. ARIC has elected to be taxed as a TRS, and as such is able to engage in activities that AmREIT would not be able to undertake due to Internal Revenue Code REIT restrictions. We have used this business to develop client and referral relationships with national and regional tenants, real estate owners and developers. From these relationships AmREIT receives fee income and access to acquisition prospects and a pipeline of tenants.

     ARIC consists of a deep team of real estate professionals with significant experience in site location, development, construction, property management, leasing and brokerage services. ARIC's brokers provide leasing and brokerage services to us and our affiliated retail partnerships. In addition, ARIC's tenant representatives provide services to national and regional retail tenants, generating third party fee income to us from these services. ARIC provides property management services to our affiliated retail partnerships in exchange for management fees. ARIC also provides development and construction management services to us, our affiliated retail partnerships and to third parties on a fee-for-services basis. During the years ended December 31, 2004, 2003 and 2002, ARIC generated fee income of $2.3 million, $1.3 million and $1.5 million, which represented 11%, 13% and 25%, respectively, of AmREIT's total revenues.


     Additionally, ARIC engages in merchant development activities, both independently and as a co-investor with our retail partnerships, through selective acquisitions and dispositions of properties within a short time period that is generally 12 to 18 months. The majority of these assets are listed as real estate assets acquired for sale on our consolidated balance sheet. At March 31, 2005 and December 31, 2004, assets held for sale totaled approximately $9.9 million and $6.3 million, respectively. For the three months ended March 31, 2005 and 2004, ARIC generated gains on sales of properties acquired for sale of $ -- and $608,000.


(MOLECULE GRAPHIC)
  OUR RETAIL PARTNERSHIP BUSINESS

     We also are the general partner of four limited partnerships that were formed to develop, own, manage and add value to multiple retail properties. Unlike AmREIT's longer term investment focus, our retail partnerships have a greater focus on shorter-term value creation and a limited investment period. However, certain properties acquired by our retail partnerships may in the future be appropriate investments for AmREIT. By providing management and other services to these retail partnerships we generate fee income and retain a residual interest in the partnerships after a preferred return is paid to limited partners. We believe our affiliated retail partnerships may create significant income and value in the future as our retail partnerships continue to grow and as we continue to implement our active management strategy within those partnerships.

     Our affiliated retail partnerships were formed to develop, own, manage, and add value to properties with an average holding period of two to four years. ARIC manages the properties held by our affiliated retail partnerships in exchange for various fees. These fees include an asset management fee (1% of net invested capital), a development and acquisition fee (between 4% and 6% of project costs), a property management fee (not greater than 4% of gross rentals), a property leasing fee (not to exceed 2% on renewal or 6% on a new lease of base rent) and real estate brokerage commissions (not to exceed 6% of the sales price on co-brokered transactions or 4% of the sales price on individually-brokered transactions). The general partner of each partnership, each of which is a wholly owned subsidiary of AmREIT, receives a residual profit interest in the partnership after the limited partners have received a targeted return linking AmREIT's success to that of its limited partners. During the years ended December 31, 2004, 2003 and 2002, AmREIT earned fees of $1.8 million, $634,000 and $668,000, respectively, by providing real estate services to the retail partnerships.


     As of March 31, 2005, AmREIT directly managed, through its four actively managed retail partnerships, a total of $52.7 million in contributed capital. These four partnerships have entered or will enter their liquidation phases in 2003, 2008, 2010, and 2011, respectively. As these partnerships enter into liquidation, AmREIT will receive economic benefit from our residual interest, after certain preferred returns have been paid to the partnerships' limited partners. During 2004, AmREIT recognized approximately $869,000 related to its general partner interest in AmREIT Opportunity Fund, Ltd. (AOF). In accordance with generally accepted accounting principles, any unrealized gains associated with this residual interest have not been reflected on our balance sheet or statement of operations.


     The following table sets forth certain financial information for the AmREIT Income & Growth Fund, L.P. (AIG), AmREIT Monthly Income & Growth Fund, L.P.
(MIG) and AmREIT Monthly Income & Growth Fund II, L.P. (MIG II) retail partnerships:

                                                                            SHARING
                                                                            RATIOS*
                           CAPITAL        LP         GP       SCHEDULED    ----------
RETAIL PARTNERSHIP       UNDER MGMT.   INTEREST   INTEREST   LIQUIDATION   LP     GP     LP PREFERENCE*
------------------       -----------   --------   --------   -----------   ---    ---    --------------
AIG....................  $10 million     2.0%       1.0%        2008       99%      1%              8%
                                                                           90%     10%             10%
                                                                           80%     20%             12%
                                                                           70%     30%             15%
                                                                            0%    100%    40% Catch UP
                                                                           60%     40%      Thereafter
                                                                           --     ---     ------------
MIG....................  $15 million     1.4%       1.0%        2010       99%      1%              8%
                                                                           90%     10%             10%
                                                                           80%     20%             12%
                                                                            0%    100%    40% Catch Up
                                                                           60%     40%      Thereafter
                                                                           --     ---     ------------
MIG II.................  $25 million     1.6%       1.0%        2011       99%      1%              8%
                                                                           85%     15%             12%
                                                                            0%    100%    40% Catch Up
                                                                           60%     40%      Thereafter
                                                                           --     ---     ------------

---------------

* Illustrating the Sharing Ratios and LP Preference provisions using AIG as an example, the LPs share in 99% of the cash distributions until they receive an 8% preferred return. Thereafter, the LPs share in 90% of the cash distributions until they receive a 10% preferred return and so on.

(ICON)
  OUR SECURITIES BUSINESS

     Through AmREIT Securities Company, our wholly owned registered securities broker-dealer, which is also a TRS, we sell interests in our affiliated retail partnerships and AmREIT shares through a wholesale effort involving a national network of unaffiliated, third-party financial planners. In 2004, AmREIT Securities successfully raised $25 million for our retail partnership business and another $46 million directly for AmREIT through public offerings of our class C and D common shares. Having a broker-dealer subsidiary provides AmREIT with financial flexibility because we have the opportunity to access capital from both traditional underwriters and the independent financial planning marketplace. This provides for a more consistent access to capital markets and allows us to better manage our balance sheet.

     AmREIT Securities does not maintain branch offices or a large number of employed registered representatives. Instead, AmREIT Securities acts as a "wholesaler," placing securities through a national network of unaffiliated broker-dealers and financial planners. This model allows AmREIT Securities to place securities on a national basis without the overhead of a large securities firm. AmREIT Securities is limited to private placements of limited partnership interests and sale of AmREIT's securities, which to date have consisted solely of our untraded class C and D common shares. AmREIT Securities does not engage in trading or research activities or provide other products, such as mutual funds.


     During 2004, AmREIT Securities raised approximately $25 million for AmREIT Monthly Income and Growth Fund II, Ltd., an affiliated retail partnership. Additionally, during the second quarter of 2004, AmREIT fully subscribed its class C common share offering conducted by AmREIT Securities beginning in August 2003. The offering was a $44 million offering ($40 million offered to the public and $4 million reserved for the dividend reinvestment program), issued on a best efforts basis. AmREIT Securities is also the dealer manager on our newest offering, a $170 million class D common share offering ($150 million offered to the public and $20 million reserved for the dividend reinvestment program). This offering, a publicly registered, non-traded class of common shares with a stated yield of 6.5%, commenced on June 25, 2004. AmREIT Securities has placed $41 million through this offering as of March 31, 2005, including shares issued through the dividend reinvestment program.


     During the years ended December 31, 2004, 2003 and 2002, AmREIT Securities generated securities commission revenues from capital-raising activities of $7.7 million, $3.0 million and $847,000, respectively. AmREIT Securities incurred commission expenses of $5.9 million, $2.3 million and $653,000 which were paid to non-affiliated broker-dealers in conjunction with such capital-raising activities. For 2005, through a combination of equity for our actively managed retail partnerships and direct equity for AmREIT, AmREIT Securities expects to raise approximately $120 to $150 million directly through the independent financial planning community.

PROPERTIES

  GENERAL


     At March 31, 2005, we owned 61 properties located in 17 states. Since 1995, we have focused on developing and acquiring multi-tenant shopping centers. During this time, we believe we have sharpened our ability to identify and acquire Irreplaceable Corners which we believe are ideal locations for high-end shopping centers and single-tenant properties. Recent downward pressure on single-tenant cap rates has resulted in higher priced single-tenant real estate. As a result, while we will continue to invest in single-tenant properties located on Irreplaceable Corners, we anticipate strategically increasing our holdings of multi-tenant shopping centers. Multi-tenant shopping centers represented 61.1% of annualized rental income from properties owned for the quarter ended March 31, 2005.


     Land -- Our property sites, on which our leased buildings sit, range from approximately 34,000 to one million square feet, depending upon building size and local demographic factors. Sites purchased by

AmREIT are in highly populated, high traffic corridors and have been reviewed for traffic and demographic pattern and history.

     Buildings -- Our buildings are typically multi-tenant shopping centers and freestanding single-tenant properties that are positioned for good exposure to traffic flow and are constructed from various combinations of stucco, steel, wood, brick and tile. Multi-tenant buildings are generally 14,000 square feet and greater, and single-tenant buildings range from approximately 2,000 to 20,000 square feet. Buildings are suitable for possible conversion to various uses, although modifications may be required prior to use for other operations.

     Leases -- Primary lease terms range from five to 25 years. Generally, leases also provide for one to five-year renewal options. Our retail properties are primarily leased on a "net" basis whereby the tenants are responsible, either directly or through landlord reimbursement, for the property taxes, insurance and operating costs such as water, electric, landscaping, maintenance and security. Generally, leases provide for either percentage rents based on sales in excess of certain amounts, periodic escalations or increases in the annual rental rates or a combination of both.

  LOCATION OF PROPERTIES


     From our Houston, Texas base, our current focus is on property investments in Texas. Of our 61 properties as of March 31, 2005, 27 were located in Texas, with 21 being located in the greater Houston metropolitan statistical area. These 21 properties represented 65% of our rental income for the three months ended March 31, 2005. Our portfolio of assets tends to be located in areas we know well and that allow us to actively manage our properties. Because of our proximity and deep knowledge of our markets, we believe AmREIT can deliver an extra degree of hands-on management to our real estate investments. We believe our close proximity to our properties and our market knowledge gives us a competitive advantage over other retail property owners in these markets.


     Because of our investments in the greater-Houston area and throughout Texas, the Houston and Texas economy have a significant impact on our business and on the viability of our properties. Accordingly, management believes that any downturn in the Houston or Dallas economy could adversely affect us; however, general retail and grocery anchored shopping centers, which we primarily own, provide basic necessity-type items, and tend to be less affected by economic change.

     According to the Greater Houston Partnership, Houston is the 4th most populous city in the nation, trailing only New York, Los Angeles and Chicago. If Houston were a state, it would rank 36th in population. It is among the nation's fastest growing and most diverse metropolitan areas and is growing faster than both the state of Texas and the nation. Since 1990 approximately 49% of Houston's population growth has been from net migration with 78% of that growth attributed to international immigration. Houston's economic base has diversified, sharply decreasing its dependence on upstream energy. Diversifying, or energy-independent, sectors accounted for 91% of net job growth in the economic base since 1987. Oil and gas exploration and production account for 11.2% of Houston's Gross Area Product (GAP), down sharply from 21% as recently as 1985. The reduced role of oil and gas in Houston's GAP reflects the rapid growth of such sectors as engineering services, health services and manufacturing. The Port of Houston in 2003 ranked first among U.S. ports in volume of foreign tonnage and is the world's 6th largest port. Two major railroads and 150 trucking lines connect the Port to the balance of the continental United States, Canada and Mexico. Europe and Latin America are Houston's top seaborne trading partners.

     A listing of our properties by property type and by location as of December 31, 2004, follows based upon gross leasable area (GLA):


                                                                                      ANNUALIZED
MULTI-TENANT                                                     DATE               BASE RENT AS OF     %
SHOPPING CENTERS          MAJOR TENANTS        MSA     STATE   ACQUIRED     GLA     MARCH 31, 2005    LEASED
----------------          -------------        ---     -----   --------   -------   ---------------   ------
MacArthur Park.......  Kroger                Dallas    TX      12/27/04   198,443     $ 2,964,192      100%
Plaza in the Park....  Kroger                Houston   TX      07/01/04   138,663       2,498,854       96%
Cinco Ranch..........  Kroger                Houston   TX      07/01/04    97,297       1,245,828      100%
Bakery Square........  Walgreens & Bank of   Houston   TX      07/21/04    34,614         849,456      100%
                       America
Uptown Plaza.........  CVS/pharmacy          Houston   TX      12/10/03    26,400       1,236,446      100%
Woodlands Plaza......  FedEx/Kinkos & Rug    Houston   TX      06/03/98    20,018         377,332      100%
                       Gallery
Sugarland Plaza......  Mattress Giant        Houston   TX      07/01/98    16,750         349,545      100%
Terrace Shops........  Starbucks             Houston   TX      12/15/03    16,395         457,160      100%
Copperfield Medical..  Texas Children's      Houston   TX      09/26/95    14,000         219,212      100%
                       Pediatrics
Courtyard at Post
  Oak................  Verizon Wireless      Houston   TX      06/15/04    13,597         477,360      100%
San Felipe and
  Winrock(1).........                        Houston   TX      11/17/03     8,400              (1)      (1)
                                                                          -------     -----------      ---
  Multi-Tenant
    Shopping Centers
    Total............                                                     584,577     $10,675,585       99%
                                                                          =======     ===========      ===



SINGLE TENANT                                                        ANNUALIZED
(FEES SIMPLE SUBJECT                             DATE              BASE RENT AS OF     %
TO GROUND LEASES)            MSA       STATE   ACQUIRED    GLA     MARCH 31, 2005    LEASED
--------------------         ---       -----   --------   ------   ---------------   ------
CVS Corporation........  Houston       TX      01/10/03   13,824     $  327,167       100%
Darden Restaurants.....  Atlanta       GA      12/18/98    6,867         79,366       100%
Carlson Restaurants....  Baltimore     MD      09/16/03    6,802        141,674       100%
410-Blanco(1)..........  San Antonio   TX      12/17/04    5,000             (1)       (1)
Bank of America........  Houston       TX      11/17/03    4,420        247,975       100%
Comerica Bank(1).......  Houston       TX      04/30/04    4,277             (1)       (1)
Washington Mutual......  Houston       TX      12/11/96    3,685         98,160       100%
Washington Mutual......  Houston       TX      09/23/96    3,685         61,060       100%
Yum Brands(2)(3).......  Houston       TX      10/14/03    2,818         79,440       100%
                                                          ------     ----------       ---
  Single Tenant (Fees
     Simple Subject to
     Ground Leases)
     Total.............                                   51,378     $1,034,842       100%
                                                          ======     ==========       ===

SINGLE TENANT                                                             ANNUALIZED
(FEES SIMPLE SUBJECT                                 DATE               BASE RENT AS OF     %
TO BUILDING LEASES)           MSA         STATE    ACQUIRED     GLA     MARCH 31, 2005    LEASED
--------------------          ---         -----    --------   -------   ---------------   ------
Vacant(2)...............  Baton Rouge    LA        06/09/97    20,575             (1)        0%
Baptist Memorial Medical
  Plaza.................  Memphis        TN        07/23/02    15,000        222,643       100%
Comp USA................  Minneapolis    MN        07/23/02    15,000        267,584       100%
Energy Wellness.........  Houston        TX        07/23/02    15,000        187,857       100%
Transworld
  Entertainment.........  Independence   MO        07/23/02    14,047        135,000       100%
Golden Corral...........  Houston        TX        07/23/02    12,000        182,994       100%
Golden Corral...........  Houston        TX        07/23/02    12,000        181,688       100%
Carlson Restaurants.....  Houston        TX        07/23/02     8,500        200,000       100%
Pier One Imports
  Inc. .................  Denver         CO        07/23/02     8,014        135,152       100%
Hollywood Entertainment
  Corp. ................  Lafayette      LA        10/31/97     7,488        150,874       100%
Hollywood Entertainment
  Corp. ................  Jackson        MS        12/31/97     7,488        155,067       100%
Radio Shack
  Corporation...........  Dallas         TX        06/15/94     5,200        108,900       100%
IHOP Corporation #1483..  Houston        TX        09/22/99     4,020        188,112       100%
IHOP Corporation
  #1737(5)..............  Salt Lake      UT        07/25/02     4,020        160,849       100%
IHOP Corporation
  #4462(5)..............  Memphis        TN        08/23/02     4,020        176,768       100%
IHOP Corporation #5318..  Topeka         KS        09/30/99     4,020        156,395       100%
Payless Shoesources
  Inc. .................  Austin         TX        07/23/02     4,000         80,000       100%
AFC, Inc. ..............  Atlanta        GA        07/23/02     2,583        119,279       100%
Advance
  Auto(1)(2)(3)(4)......  Various        Various    Various    49,000             (1)       (1)
                                                              -------     ----------       ---
  Single Tenant (Fees
     Simple Subject to
     Building Leases)
     Total..............                                      211,975     $2,809,162        88%
                                                              =======     ==========       ===



                                                                       ANNUALIZED
SINGLE TENANT                                     DATE               BASE RENT AS OF     %
(GROUND LESSEE LEASEHOLDS)    MSA      STATE    ACQUIRED     GLA     MARCH 31, 2005    LEASED
--------------------------    ---      -----    --------   -------   ---------------   ------
IHOP Corporation(5)......   Various   Various   Various     60,300     $ 1,565,674      100%
                                                           -------     -----------      ---
  Company Total..........                                  908,230     $16,085,263       97%
                                                           =======     ===========      ===


---------------

(1) Under Development (GLA represents proposed leasable square footage).

(2) Held for Sale.

(3) Held in a joint venture of which we are the managing 50% owner.


(4) Advance Auto properties are located in MO and IL. Each of the properties has a proposed GLA of 7,000 square feet.



(5) IHOP properties are located in NM, LA, OR, VA, TX, CA, TN, CO, VA, NY, OR, KS, UT and MO. Each of the properties has a GLA of 4,020 square feet. These properties are held by a consolidated subsidiary, 79.0% of which is owned by AmREIT, 19.6% of which is owned by AmREIT Income & Growth Corporation, one of our affiliated retail partnerships, and 1.4% of which is owned by unaffiliated third parties.

     The rental income generated by our properties during 2004 by state is as follows:

                                                               RENTAL         RENTAL
STATE/CITY                                                     INCOME      CONCENTRATION
----------                                                   -----------   -------------
Texas -- Houston...........................................  $ 7,879,000        67.4%
Texas -- Dallas............................................      244,000         2.1%
Texas -- other.............................................      323,000         2.8%
                                                             -----------       -----
  Total Texas..............................................    8,446,000        72.3%
                                                             -----------       -----
Louisiana..................................................      373,000         3.2%
Tennessee..................................................      517,000         4.4%
Minnesota..................................................      268,000         2.3%
Missouri...................................................      256,000         2.2%
Kansas.....................................................      253,000         2.2%
Colorado...................................................      246,000         2.1%
Georgia....................................................      198,000         1.7%
Oregon.....................................................      181,000         1.6%
Virginia...................................................      172,000         1.5%
Utah.......................................................      161,000         1.4%
Mississippi................................................      155,000         1.3%
Maryland...................................................      142,000         1.2%
New York...................................................      124,000         1.1%
California.................................................      111,000         0.9%
New Mexico.................................................       85,000         0.6%
Illinois...................................................           --          --
                                                             -----------       -----
Total......................................................  $11,688,000       100.0%
                                                             ===========       =====

  LEASE EXPIRATIONS

     The following table shows lease expirations for the next 10 years for our properties, assuming that none of the tenants exercise renewal options.


                                                             NUMBER
                                                            OF LEASE   SQUARE    PERCENT
EXPIRATION YEAR                                             EXPIRING   FOOTAGE   OF TOTAL
---------------                                             --------   -------   --------
2005......................................................     14       37,450      4.40%
2006......................................................     18       45,589      5.35%
2007......................................................      9       51,431      6.04%
2008......................................................     17       63,560      7.47%
2009......................................................     21       74,732      8.78%
2010......................................................      9       43,797      5.14%
2011......................................................     25      125,064     14.69%
2012......................................................      8       55,039      6.46%
2013......................................................      2       11,131      1.31%
2014......................................................      5        8,050      0.95%
2015......................................................      0            0      0.00%
2016......................................................      1       15,120      1.78%
2017......................................................      0            0      0.00%
2018......................................................      0            0      0.00%
2019......................................................      3       12,838      1.51%
2020......................................................      3       71,413      8.39%
2021......................................................      2       82,265      9.66%
2022......................................................      1        4,020      0.47%
2023......................................................      1       63,373      7.44%
2024......................................................      4       26,284      3.09%
2025......................................................      6       32,100      3.77%
2026......................................................      4       16,080      1.89%
2027......................................................      3       12,060      1.42%
                                                              ---      -------    ------
Totals....................................................    156      851,396    100.00%
                                                              ===      =======    ======

  TOP TEN TENANTS

     The following table sets forth certain information with respect to our top ten tenants:

                                                                                   PERCENT OF TOTAL
                                                            ANNUALIZED BASE        ANNUALIZED BASE
                                                               RENT AS OF             RENT AS OF
TENANT                                 NUMBER OF LEASES    DECEMBER 31, 2004      DECEMBER 31, 2004
------                                 ----------------   --------------------   --------------------
IHOP Corporation.....................         19               $2,247,798               14.05%
Kroger...............................          3                2,116,165               13.22%
CVS/pharmacy.........................          2                  921,945                5.76%
Bank of America......................          2                  412,198                2.58%
Linens 'n' Things....................          1                  402,500                2.52%
Golden Corral........................          2                  364,683                2.28%
TGI Friday's.........................          2                  341,674                2.14%
Landry's.............................          1                  338,122                2.11%
Washington Mutual....................          3                  325,396                2.03%
Hallmark.............................          3                  321,200                2.01%

  LONG-TERM DEBT MATURITY


     The following table sets forth certain information by maturity date with respect to our indebtedness as of March 31, 2005:



                                           AMOUNT      INTEREST   ANNUAL DEBT
DESCRIPTION                              OUTSTANDING     RATE       SERVICE     MATURITY DATE
-----------                              -----------   --------   -----------   -------------
Credit Facility*.......................  $25,127,130     4.40%    $1,672,606      10/4/2005
                                         -----------
  2005 MATURITIES......................  $25,127,130
MacArthur Park.........................  $13,410,000     6.17%    $  827,397      12/1/2008
                                         -----------
  2008 MATURITIES......................  $13,410,000
Hollywood Video, MS....................  $   943,134     8.38%    $   91,208       4/1/2009
                                         -----------
  2009 MATURITIES......................  $   943,134
Merger Dissenters......................  $   760,410     5.47%    $   42,583      7/23/2010
                                         -----------
  2010 MATURITIES......................  $   760,410
Sugarland IHOP.........................  $ 1,224,167     8.25%    $  138,035       3/1/2011
Sugar Land Plaza.......................    2,329,887     7.60%       203,349      11/1/2011
                                         -----------
  2011 MATURITIES......................  $ 3,554,053
Albuquerque IHOP.......................  $   706,804     7.89%    $   74,930      4/24/2012
Baton Rouge IHOP.......................    1,168,000     7.89%       123,822      4/24/2012
Beaverton IHOP.........................      828,305     7.89%        87,811      4/16/2012
Charlottesville IHOP...................      588,527     7.89%        62,391      4/24/2012
El Paso #1934 IHOP.....................      710,400     7.89%        75,311      4/16/2012
Rochester IHOP.........................      887,999     7.89%        94,139      4/16/2012
Shawnee IHOP...........................      701,128     7.89%        74,328      4/18/2012
5115 Buffalo Spdwy.....................    2,781,302     7.58%       241,008      5/11/2012
Salem IHOP.............................      581,085     7.89%        61,461      5/17/2012
Springfield IHOP.......................      964,616     7.89%       102,026      6/21/2012
Roanoke IHOP...........................      668,262     7.89%        70,855      7/26/2012
Centerville IHOP.......................    1,168,532     7.89%       123,620      7/26/2012
Memphis #4462 IHOP.....................    1,262,870     7.89%       133,600      7/19/2012
Alexandria IHOP........................      674,124     7.89%        71,316      7/19/2012
El Paso #1938 IHOP.....................      843,590     7.89%        89,046      8/23/2012
La Verne IHOP..........................      702,837     7.89%        74,189      8/23/2012
Memphis #4482 IHOP.....................      732,431     7.89%        77,312      8/23/2012
Parker IHOP............................      788,294     7.89%        83,209      8/23/2012
                                         -----------
  2012 MATURITIES......................  $16,759,106
Cinco Ranch............................  $ 8,524,131     5.60%    $  600,716      7/10/2013
Plaza in the Park......................   18,016,024     5.60%     1,269,633      7/10/2013
                                         -----------
  2013 MATURITIES......................  $26,540,155
Bakery Square..........................  $ 4,380,808     8.00%    $  571,418      2/10/2017
                                         -----------
  2017 MATURITIES......................  $ 4,380,808
  TOTAL MATURITIES**...................  $91,474,798
                                         ===========


---------------

 * Our revolving credit facility is a variable-rate debt instrument, and its outstanding balance fluctuates throughout the year based on our liquidity needs. Annual Debt Service on this debt instrument assumes that the amount outstanding and the interest rate as of March 31, 2005 remain constant through maturity.


** Total maturities above is $1.3 million less than total debt as reported in our consolidated financial statements due to the premium recorded on above-market debt assumed in conjunction with certain of our 2004 property acquisitions.

  GROCERY-ANCHORED SHOPPING CENTERS


     As of March 31, 2005 we owned three grocery-anchored shopping centers representing approximately 434,000 leaseable square feet. Our grocery-anchored shopping centers comprise 42% of our annualized rental income from the properties owned as of March 31, 2005. These properties are designed for maximum retail visibility and ease of access and parking for the consumer. All of our grocery-anchored centers are anchored by Kroger and are supported by a mix of specialty national and regional tenants such as Barnes & Noble, GAP and Starbucks. They are leased in a manner that provides a complimentary array of services to support the local retail consumer. These properties are located in the Houston and Dallas metropolitan areas and are typically located on an Irreplaceable Corner. We are dependent upon the financial viability of Kroger, and any downturn in Kroger's operating results could negatively impact our operating results. Refer to Kroger's filings with the SEC at www.sec.gov.


     All of our grocery-anchored shopping center leases provide for the monthly payment of base rent plus operating expenses. This monthly operating expense payment is based on an estimate of the tenant's pro rata share of property taxes, insurance, utilities, maintenance and other common area maintenance charges. Annually these operating expenses are reconciled with any overage being reimbursed to the tenants and with any underpayment being billed to the tenant. Generally these are net lease terms and allow the landlord to recover all of its operating expenses without the limitation of expense stops.

     Our grocery-anchored shopping center leases range from five to 20 years and generally include one or more five-year renewal options. Annual rental income from these leases ranges from $21,000 to $1.0 million per year.

  MULTI-TENANT SHOPPING CENTERS


     As of March 31, 2005, we owned eight multi-tenant shopping centers, including one under development, representing approximately 150,000 leaseable square feet. Our multi-tenant shopping centers are primarily neighborhood and community strip centers, ranging from 8,400 to 35,000 square feet. None of the centers have internal common areas, but instead are designed for maximum retail visibility and ease of access and parking for the consumer. These properties have a mix of national, regional and local non-grocery tenants and are leased in a manner to provide a complimentary array of services to support the local retail consumer. All of our multi-tenant shopping centers are located in the greater Houston area, and are typically on an Irreplaceable Corner.


     All of our multi-tenant shopping center leases provide for the monthly payment of base rent plus operating expenses. This monthly operating expense payment is based on an estimate of the tenant's pro rata share of property taxes, insurance, utilities, maintenance and other common area maintenance charges. Annually these operating expenses are reconciled with any overage being reimbursed to the tenants, with any underpayment being billed to the tenant.

     Our multi-tenant shopping center leases range from five to 20 years and generally include one or more five-year renewal options. Annual rental income from these leases ranges from $26,000 to $310,000 per year and typically allow for rental increases, or bumps, periodically through the life of the lease.

  SINGLE-TENANT PROPERTIES


     As of March 31, 2005, we owned 50 single-tenant properties, representing approximately 324,000 leaseable square feet. Our single-tenant leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation of the property such as utilities, property taxes and insurance. Some of the leases require that we will be responsible for roof and structural repairs. In these instances, we normally require warranties and/or guarantees from the related vendors, suppliers and/or contractors to mitigate the potential costs of repairs during the primary term of the lease.

     Because our leases are entered into with or guaranteed by the corporate parent of the tenant, they typically do not limit our recourse against the tenant and any guarantor in the event of a default. For this reason, these leases are designated by us as "Credit Tenant Leases," because they are supported by the assets of the entire company, not just the individual store location.

     The primary term of the single-tenant leases ranges from 10 to 25 years. All of the leases also provide for one to four, five-year renewal options. Annual rental income ranges from $61,000 to $595,000 per year.

  LAND TO BE DEVELOPED


     As part of our investment objectives, we will invest in land to be developed on Irreplaceable Corners. A typical investment in land to be developed will result in a six to 12 month holding period, followed by the execution of a ground lease with a national or regional retail tenant or by the development of a single-tenant property or multi-tenant strip center. As of March 31, 2005, AmREIT directly held three sites to be developed, as further discussed below.


     4-10 & Blanco is a 1.329 acre pad site located at the intersection of Loop 410 and Blanco Road in San Antonio, Texas. We are currently in discussions with two potential tenants for lease of this space, including a national bank.

     Research Forest @ Six Pines is a 1.608 acre pad site located at the intersection of Research Forest and Six Pines, in The Woodlands, Texas. We recently entered into a ground lease on this property with Comerica.

     San Felipe and Winrock is an approximately two acre pad site located at the intersection of San Felipe and Winrock near the Tanglewood residential community in Houston, Texas. The property was purchased in November 2003. Subsequent to the purchase, AmREIT entered into a long-term ground lease with Bank of America for approximately one acre, off the corner intersection. Rental income under the ground lease commenced in November 2004. AmREIT is holding the remaining one acre and is in leasing discussions with a number of national tenants.

  PROPERTY ACQUISITIONS AND DISPOSITIONS

     During 2004, AmREIT acquired $105.2 million in assets through the acquisition of five multi-tenant retail properties. The acquisitions were accounted for as purchases and the results of their operations are included in our results of operations from the respective dates of acquisition. Further details regarding these acquisitions follows:

     Grocery-anchored Shopping Centers. On December 27, 2004, AmREIT acquired MacArthur Park Shopping Center, a Kroger anchored shopping center consisting of 198,443 square feet located on approximately 23.3 acres. The property, which was acquired from Regency Centers, is located in Dallas, Texas, at the northwest intersection of I-635 and MacArthur Boulevard in the heart of Las Colinas, an affluent residential and business community. The property is surrounded by Fortune 500 companies such as ExxonMobil, Citigroup and Sabre. The property was acquired for cash and the assumption of long-term fixed-rate debt. The Kroger lease is for 20 years, containing approximately 63,000 square feet, expiring in November 2020. The shopping center was 100 percent occupied as of December 31, 2004, and the weighted average remaining lease term for the project is 8.1 years.

     On July 1, 2004, AmREIT acquired Plaza in the Park, a 138,663 square-foot Kroger anchored shopping center located on approximately 12.2 acres. The property is located at the southwest corner of Buffalo Speedway and Westpark in Houston, Texas. The Kroger store in Plaza in the Park expanded during 2004, making it the largest Kroger store in the state. The property was acquired for cash and the assumption of long-term fixed-rate debt. The weighted average remaining lease term for the project is 9.2 years. The Kroger lease is for 20 years, containing approximately 82,000 square feet, expiring in August 2017. The shopping center was 95 percent occupied as of December 31, 2004.

     On July 1, 2004, AmREIT acquired Cinco Ranch, a 97,297 square-foot Kroger anchored shopping center located on approximately 11.1 acres. The property is located at the northeast corner of Mason Road and Westheimer Parkway in Katy, Texas, a suburb of Houston. The property was acquired for cash and the assumption of long-term fixed-rate debt. The weighted average remaining lease term for the project is 13.5 years. The Kroger lease is for 20 years, containing approximately 63,000 square feet expiring in June 2023. The shopping center was 100 percent occupied as of December 31, 2004.

     Multi-Tenant Shopping Centers. On July 21, 2004, AmREIT acquired Bakery Square Shopping Center, a 34,614 square-foot retail project including a free standing Walgreens and a shopping center anchored by Bank of America. This is an infill property located just west of downtown Houston and includes other national tenants such as T-Mobile, Blockbuster Video and Boston Market. The property was acquired for cash and the assumption of long-term fixed-rate debt. The weighted average remaining lease term for the shopping center is 4.4 years. The Walgreens lease covers 15,210 square feet and is non-cancelable until October 31, 2016, with Walgreens having the option to renew the lease every five years thereafter until the lease expires on October 31, 2056. The shopping center was 100 percent occupied as of December 31, 2004.

     On June 15, 2004, AmREIT acquired Courtyard at Post Oak, consisting of a 4,013 square-foot, free standing building occupied by Verizon Wireless and a 9,584 square-foot, multi-tenant shopping center occupied by Ninfa's Restaurant and Dessert Gallery. The property is located at the northwest intersection of Post Oak and San Felipe in Houston, Texas which is the heart of the Uptown Houston area, the most significant retail corridor in the greater Houston area. The property was acquired for cash. The weighted average remaining lease term for the project is 4.7 years.

     Single-tenant Properties. For the year ended December 31, 2004 AmREIT sold six single-tenant non-core properties, resulting in a net gain of $861,000 after including impairment charges of $1.1 million on these properties which were recognized during 2004. The cash proceeds from the sale of the six properties were approximately $11.1 million after paying down debt of $1.4 million.

COMPETITION

     AmREIT's properties are located in 17 states, with 28 of its properties located in the Texas metropolitan areas. All of AmREIT's properties are located in areas that include competing properties. The number of competitive properties in a particular area could have a material adverse affect on both AmREIT's ability to lease space at any of it's properties or at any newly developed or acquired properties and the rents charged. AmREIT may be competing with owners, including, but not limited to, other REITs, insurance companies and pension funds that have greater resources that AmREIT.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

     Under various federal and state environmental laws and regulations, as an owner or operator of real estate, we may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials or petroleum product releases at our properties. We may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contaminations at any of our properties may adversely affect our ability to sell or lease the properties or to borrow using the properties as collateral. We could also be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from our properties.

     Certain of our properties have had prior tenants such as gasoline stations and, as a result, have existing underground storage tanks and/or other deposits that currently or in the past contained hazardous or toxic substances. Other properties have known asbestos containing materials. The existence of underground storage tanks, asbestos containing materials or other hazardous substances on or under our properties could have the consequences described above. Also, we have not recently had environmental reports produced for many of our older properties, and, as a result, many of the environmental reports relating to our older properties are significantly outdated. In addition, we have not obtained environmental reports for five of our older properties. These properties could have environmental conditions with unknown consequences.



     All of our future properties will be acquired subject to satisfactory Phase I environmental assessments, which generally involve the inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other media or conditions; or satisfactory Phase II environmental assessments, which generally involve the testing of soil, groundwater or other media and conditions. Our board of trust managers may determine that we will acquire a property in which a Phase I or Phase II environmental assessment indicates that a problem exists and has not been resolved at the time the property is acquired, provided that (A) the seller has (1) agreed in writing to indemnify us and/or (2) established in escrow case funds equal to a predetermined amount greater than the estimated costs to remediate the problem; or (B) we have negotiated other comparable arrangements, including, without limitation, a reduction in the purchase price. We cannot be sure, however, that any seller will be able to pay under an indemnity we obtain or that the amount in escrow will be sufficient to pay all remediation costs. Further, we cannot be sure that all environmental liabilities have been identified or that no prior owner, operator or current occupant has created an environmental condition not known to us. Moreover, we cannot be sure that (1) future laws, ordinances or regulations will not impose any material environmental liability or (2) the current environmental condition of our properties will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us.


EMPLOYEES


     As of March 31, 2005, AmREIT had 46 full time employees and three full time dedicated brokers.


LEGAL PROCEEDINGS

     Neither AmREIT nor any of its properties is subject to any material claim or legal proceeding, nor to management's best knowledge, is any such claim or legal proceeding threatened which could have a material adverse effect on AmREIT or its properties.

                      PRICE RANGE OF CLASS A COMMON SHARES

     As of December 31, 2004, there were approximately 760 record holders of 3,453,657 of the class A common shares outstanding, net of 9,116 shares held in treasury. Our class A common shares are listed on the American Stock Exchange and trade under the symbol "AMY." The following table sets forth for the calendar periods indicated the high and low sale prices per class A common share as reported on the American Stock Exchange and the dividends paid per share for the corresponding period since the commencement of trading on the American Stock Exchange on July 23, 2002.

CALENDAR PERIOD                                               HIGH     LOW    DIVIDENDS
---------------                                               -----   -----   ---------
2002
  Third Quarter (from July 23, 2002)(1).....................  $7.50   $6.20     $.095
  Fourth Quarter............................................  $6.55   $6.15     $.100
2003
  First Quarter.............................................  $6.80   $6.05     $.109
  Second Quarter............................................  $6.80   $6.10     $.111
  Third Quarter.............................................  $6.56   $6.15     $.112
  Fourth Quarter............................................  $6.68   $6.30     $.114
2004
  First Quarter.............................................  $7.20   $6.25     $.116
  Second Quarter............................................  $7.35   $6.30     $.118
  Third Quarter.............................................  $8.20   $6.60     $.120
  Fourth Quarter............................................  $8.32   $7.45     $.122
2005
  First Quarter.............................................  $8.75   $7.90     $.123

---------------

(1) AmREIT listed its class A common shares on the American Stock Exchange on July 23, 2002. Prior to July 23, 2002, AmREIT's shares were not listed on a public exchange, and therefore, there is no public trading or pricing information available.

     The payment of any future dividends by AmREIT is dependent upon applicable legal and contractual restrictions, including the provisions of the class B and C common shares, as well as its earnings and financial needs.


     As of March 31, 2005, there were approximately 1,080 holders of record for 2,215,722 of AmREIT's class B common shares. The class B common shares are not listed on an exchange, and there is currently no available trading market for the class B common shares. The class B common shares have voting rights, together with all classes of common shares, as one class of stock. They receive a fixed 8.0% cumulative and preferred dividend and are convertible into the class A common shares on a one-for-one basis at any time, at the holder's option. The class B common shares may be redeemed in whole or in part by AmREIT beginning in July 2005 for a per share price equal to one class A common share or $10.18 in cash at the holder's option.



     As of March 31, 2005, there were approximately 1,330 holders of record for 4,083,276 of AmREIT's class C common shares. The class C common shares are not listed on an exchange, and there is currently no available trading market for the class C common shares. The class C common shares have voting rights, together with all classes of common shares, as one class of stock. The class C common shares receive a fixed 7.0% preferred annual dividend, paid in monthly installments, and are convertible into the class A common shares after a seven-year lock out period from date of issuance based on 110% of invested capital, at the holder's option. The class C common shares may be redeemed in whole or in part by AmREIT beginning three years from the date of issuance at a price per share in cash of $11.00.

     As of March 31, 2005, there were approximately 1,440 holders of record for 4,103,087 of AmREIT's class D common shares. The class D common shares are not listed on an exchange and there is currently no available trading market for the class D common shares. The class D common shares have voting rights, together with all classes of common shares, as one class of stock. The class D common shares receive a fixed 6.5% annual dividend, paid in monthly installments, and are convertible into the class A common shares after a seven-year lock out period from date of issuance based on 107.7% of invested capital, at the holder's option. The Class D shares may be redeemed in whole or in part by AmREIT for cash at the redemption price per share of $10.00, plus the pro rata portion of the 7.7% conversion premium, based on the number of years the shares are outstanding (for example, if the class D common shares are called on the first anniversary of issuance, the call price would be $10.11 per share).

                                   MANAGEMENT

     Our executive officers and trust managers are as follows:

NAME                                        AGE                  POSITION HELD
----                                        ---                  -------------
H. Kerr Taylor............................  53    Chairman of the Board, Chief Executive
                                                  Officer and President
Chad C. Braun.............................  33    Executive Vice President and Chief
                                                  Financial Officer
Robert S. Cartwright, Jr. ................  54    Trust Manager, Chair at Corporate
                                                  Governance and Nominating Committee, Audit
                                                  Committee
G. Steven Dawson..........................  46    Trust Manager, Chair of Audit Committee,
                                                  Chair of Compensation Committee and
                                                  Corporate Governance and Nominating
                                                  Committee
Philip Taggart............................  74    Trust Manager, Compensation Committee,
                                                  Audit Committee and Corporate Governance
                                                  and Nominating Committee

     H. Kerr Taylor -- Mr. Taylor is the founder of AmREIT and has been chairman of the board, chief executive officer, and president of AmREIT or its predecessor entity since August 1993. His responsibilities include overseeing all corporate initiatives, as well as building, coaching, and leading our strong team of professionals. With over 30 years of experience, Mr. Taylor has been involved in over 300 real estate transactions involving brokerage, development, and/or management of premier real estate projects. Prior and in addition to his role at AmREIT, he was president, director, and sole stockholder of American Asset Advisers Realty Corporation from 1989 to 1998. Mr. Taylor received his Bachelor of Arts degree from Trinity University, a Masters of Business Administration from Southern Methodist University and a Doctor of Jurisprudence degree from South Texas College of Law. He is a member of the Texas Association of Realtors, Texas Bar Association, International Council of Shopping Centers, Urban Land Institute, and is on the Session of First Presbyterian Church in Houston, Texas. Mr. Taylor has served as chairman of the board for Lifehouse, Inc., Millennium Relief and Development, Inc., and served on the board for Park National Bank (now Frost National Bank).

     Robert S. Cartwright, Jr. -- Mr. Cartwright has been a trust manager or director of AmREIT or our predecessor corporation since 1993. Mr. Cartwright is a Professor of Computer Science at Rice University. Mr. Cartwright earned a bachelor's degree magna cum laude in Applied Mathematics from Harvard College in 1971 and a doctoral degree in Computer Science from Stanford University in 1977. Mr. Cartwright has been a member of the Rice faculty since 1980 and twice served as department Chair. Mr. Cartwright has compiled an extensive record of professional service. He is a Fellow of the Association for Computing Machinery
(ACM) and a member of the ACM Education Board. From 1994- 2000, he served as a member of the Board of Directors of the Computing Research Association, an umbrella organization representing academic and industrial computing researchers. Mr. Cartwright has served as a charter member of the editorial boards of two professional journals and has also chaired several major ACM conferences. From 1991-1996, he was a member of the ACM Turing Award Committee, which selects the annual recipient of the most prestigious international prize for computer science research.

     G. Steven Dawson -- Mr. Dawson has been a trust manager or director of AmREIT or our predecessor corporation since 2000. He also has been designated by our board as the "audit committee financial expert," as such term is defined in the Rules of the Securities and Exchange Commission. He is currently a private investor who is active on the boards of five other real estate investment trusts ("REITs") in addition to his service at AmREIT: American Campus Communities (NYSE: ACC), Sunset Financial Resource, Inc. (NYSE: SFO), Trustreet Properties, Inc. (NYSE: TSY), Desert Capital REIT (a non-listed public mortgage company), and Medical Properties Trust (currently a private company which has filed its Form S-11 in anticipation of an initial public offering.). He serves as the audit committee chairman of three of these companies and he serves on governance/nominating committees and compensation committees for some of these as well. From 1990 to 2003, Mr. Dawson was the Senior Vice President and Chief Financial Officer of Camden Property Trust (NYSE:CPT) (or its predecessors), a multifamily REIT. Prior to 1990, Mr. Dawson served in various related capacities with companies involved in commercial real estate including land and office building development as well as the construction and management of industrial facilities located on airports throughout the United States.

     Philip Taggart -- Mr. Taggart has been a trust manager or director of AmREIT or our predecessor corporation since 2000. Mr. Taggart has specialized in investor relations activities since 1964 and is the president and chief executive officer of Taggart Financial Group, Inc. He is the co-author of the book Taking Your Company Public, and has provided communications services for 58 initial public offerings, more than 200 other new issues, 210 mergers and acquisitions, 3,500 analyst meetings and annual and quarterly reports for over 25 years. Mr. Taggart serves on the boards of International Expert Systems, Inc. and Salon Group International and served on the board of the Foundation of Texas State Technical College for 10 years. An alumnus of the University of Tulsa, he also has been a university instructor in investor relations at the University of Houston.

     Chad C. Braun -- Mr. Braun serves as our executive vice president, chief financial officer, treasurer, and secretary. Mr. Braun is responsible for corporate finance, capital markets, investor relations, accounting, SEC reporting, and oversees investment sponsorship and product creation. Mr. Braun has over 10 years of accounting, financial, and real estate experience and prior to joining AmREIT served as a manager in the real estate advisory services group at Ernst & Young, LLP. He has provided extensive consulting and audit services, including financial statement audits, portfolio acquisition and disposition, portfolio management, merger integration and process improvement, financial analysis, and capital markets and restructuring transactions, to a number of REITs and private real estate companies. Mr. Braun graduated from Hardin Simmons University with a Bachelor of Business Administration degree in accounting and finance and subsequently earned the CPA designation and his Series 63, 7, 24, and 27 securities licenses. He is a member of the National Association of Real Estate Investment Trusts and the Texas Society of Certified Public Accountants.

OTHER OFFICERS OF AMREIT

     Todd McDonald Mr. McDonald serves as managing vice president and oversees joint ventures and sale leasebacks. Mr. McDonald is responsible for managing the real estate department and directs business development for joint ventures, CTL sale-leasebacks, and programmatic rollouts. Mr. McDonald has handled over $30 million in sales of property for AmREIT and has overseen the acquisition and development of over $70 million of property. His real estate experience includes providing analysis on acquisition and disposition projects, producing project proformas, managing development, and reviewing property level financial statements. Mr. McDonald received a Bachelor of Science degree in business economics from Wofford College.

     Jason Lax Mr. Lax serves as our vice president of construction management and general contracting services. He is responsible for overseeing all construction management and general contracting activities relating to new development projects and acquisitions. In addition, Mr. Lax serves as project manager for AmREIT's corporate building improvements and relocation activities. Mr. Lax has over 11 years of experience in the real estate industry. Prior to joining AmREIT, he gained nationwide experience in commercial development and construction while working with ExxonMobil Corporation and Trammell Crow Company. Mr. Lax has managed over a hundred projects valued at over $200 million from ground up development to minor remodeling projects and has been involved in all phases of development from conceptual site plan preparation to project turnover. Mr. Lax received a Bachelor of Science degree in mechanical engineering from Texas Tech University and subsequently earned his Engineer in Training certification from the Texas Board of Professional Engineers and is a licensed real estate salesperson. Mr. Lax is a member of the International Council of Shopping Centers and the Urban Land Institute.

     Preston Cunningham Mr. Cunningham serves as our vice president of development. His responsibilities include overseeing the underwriting, marketing, and negotiation processes related to the development

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and re-development of multi-tenant shopping centers. In addition, he is responsible for managing our leasing team, brokerage team, and coordinating legal processes. Mr. Cunningham has been employed with AmREIT for over two years during which time he has developed over $100 million in projects. Prior to joining AmREIT, Preston was employed with The Howard Smith Company, Albritton Properties, and Community Bank and Trust. His experience includes commercial real estate underwriting, acquisitions, and the development of retail shopping centers. Mr. Cunningham received a Bachelor of Business Administration in financial planning and services and a Doctor of Jurisprudence degree from South Texas College of Law. Mr. Cunningham is a member of the International Council of Shopping Centers, Urban Land Institute, and Texas Bar Association.

     David M. Thailing Mr. Thailing serves as the managing vice president of investment sponsorship and is responsible for raising capital for AmREIT's investment programs through our broker-dealer subsidiary and our network of unaffiliated financial planners. Mr. Thailing has over eight years of combined real estate and financial investment experience. Prior to joining AmREIT he provided financial consulting services as an associate with Andersen's Corporate Finance and Restructuring practice. Mr. Thailing has served as a financial advisor with Paine Webber. Mr. Thailing received a Bachelor of Business Administration degree in management from Southern Methodist University and earned a Masters of Business Administration from the Jones School of Management at Rice University.

     Tenel Tayar Mr. Tayar serves as our vice president of acquisitions and is responsible for overseeing all existing retail property acquisitions. Mr. Tayar has over 14 years of real estate experience. Prior to joining AmREIT, he served as the director of finance at The Woodlands Operating Company where he sourced, negotiated and closed over $225 million in real estate transactions and participated in over an additional $500 million of transactions. Mr. Tayar has analyzed over $2 billion of real estate investments and has directed all aspects of real estate capitalization and investment transactions. While at AmREIT, Mr. Tayar has completed over $145 million of acquisitions. Mr. Tayar received a Bachelor of Business Administration in finance from the University of Texas at Austin and earned a Master of Business Administration from Southern Methodist University. Mr. Tayar is a Texas licensed Real Estate Broker and is a member of the Urban Land Institute, International Council of Shopping Centers, and Association of Commercial Real Estate Professionals.

     Brett P. Treadwell Mr. Treadwell serves as our vice president of finance. Mr. Treadwell is responsible for AmREIT's financial reporting function as well as for assisting in the setting and execution of AmREIT's strategic financial initiatives. He oversees our filings with the Securities & Exchange Commission, our periodic internal reporting to management and our compliance with the Sarbanes-Oxley Act of 2002. Mr. Treadwell has over 12 years of accounting, financial, and SEC reporting experience and prior to joining AmREIT served as a senior manager with Arthur Andersen LLP and most recently with Pricewaterhouse Coopers LLP. He has provided extensive audit services, regularly dealt with both debt and equity offerings for publicly traded and privately owned clients in various industries and has strong experience in SEC reporting and registration statements and offerings. Mr. Treadwell regularly mentored and coached firm personnel and was named as a connectivity leader for Pricewaterhouse Coopers' Houston office. Mr. Treadwell graduated Magna Cum Laude from Baylor University with a Bachelor of Business Administration and subsequently earned the CPA designation.

     Debbie J. Lucas Ms. Lucas serves as vice president of corporate communications and is responsible for creating, communicating, and distributing the AmREIT corporate message and brand to a wide range of individuals including investment professionals, rating agencies and analysts, individual investors, and employees. Prior to joining AmREIT, Ms. Lucas gained financial consulting and business development experience at Smith Barney and served as an environmental consultant for Tetra Tech, EMI. In addition, Ms. Lucas provided consulting services to a corporate communications firm located in Houston, Texas. Ms. Lucas received a Bachelor of Science degree from Texas A&M University and earned a Masters of Business Administration from the Jones School of Management at Rice University, simultaneously completing the CFP certification course. She is a member of the National Association of Real Estate Investment Trusts and the American Marketing Association.

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     John N. Anderson, Jr.  Mr. Anderson serves as our vice president of dispositions. He is responsible for overseeing AmREIT's property sales and asset management activities and for developing and executing the disposition strategy for each property, which includes creating marketing plans, coordinating sales processes, and facilitating sales to closing. In addition, he analyzes property performance, market conditions, and future economic benefits for all properties under management to determine optimal disposition strategies. Mr. Anderson has over seven years of experience in real estate investment, development, management, and acquisitions and dispositions. Prior to joining AmREIT, he handled all dispositions for Fairfield Residential, a large multi-family developer based in Dallas, Texas. In addition, Mr. Anderson gained real estate investment experience as an associate with The Archon Group, a subsidiary of Goldman Sachs, where he was involved in the acquisition, management and disposition of multi-family assets. Mr. Anderson received a Bachelor of Business Administration degree in management from Baylor University and subsequently earned his Masters of Business Administration from the McCombs School of Business at the University of Texas in Austin. He holds a Texas real estate license and is an associate member of the Dallas Real Estate Council and the McCombs School of Business Center for Real Estate Finance. He is also a member of the International Council of Shopping Centers.

     Kristen Barker Ms. Barker serves as our vice president of leasing and her responsibilities include a focus on leasing for our new development and redevelopment projects as well as tenant representation services. Ms. Barker worked in retail leasing with Trammel Crow prior to joining AmREIT on both project leasing and tenant representation and has over 10 years of combined experience in real estate appraisal and retail leasing. Ms. Barker received a Bachelor of Science degree from the University of Richmond and graduated with her Masters of Business Administration from Texas A&M University. Ms. Barker is a member of the International Council of Shopping Centers and the Texas Association of Realtors.

     Max Shilstone Mr. Shilstone serves as vice president of property management. He is responsible for the management of the assets owned by AmREIT and its affiliates. Prior to joining AmREIT, Mr. Shilstone served as vice president of C.P. Oles Company in Austin, Texas where his responsibilities included managing multi-tenant shopping centers and overseeing tenant improvements, center upgrades, and tenant leasing. In addition, Mr. Shilstone served as asset development manager for a division of Duke Energy. Mr. Shilstone received a Bachelor of Business Administration in management from the University of Texas and earned a Masters of Business Administration from the University of St. Thomas. He also received his Certified Shopping Center Manager (CSM) designation from the International Council of Shopping Centers.

     Robyn Walden Ms. Walden serves as vice president of investor relations and is responsible for establishing and maintaining investor and shareholder contacts and relationships for our publicly traded stock. She develops, directs and guides investor relations policies and procedures for the organization. Prior to joining AmREIT, Ms. Walden served as an equity research analyst on Wall Street with Merrill Lynch and gained a strong knowledge of the investment community. Ms. Walden received a Bachelor of Science degree in Mechanical Engineering from the University of Texas in Austin and holds her Series 7 securities license.

                    AMREIT'S DECLARATION OF TRUST AND BYLAWS

     The following summarizes the material terms of AmREIT's current declaration of trust and bylaws, but does not set forth all the provisions of AmREIT's declaration of trust or bylaws. For additional information about AmREIT's declaration of trust and bylaws, you should read these documents, which are included as exhibits to this registration statement, in their entirety.

AUTHORIZED STOCK

     AmREIT's declaration of trust provides that AmREIT is authorized to issue 103,000,000 equity shares consisting of 50,000,000 class A common shares, $0.01 par value per share, 3,000,000 class B common shares, $0.01 par value per share, 40,000,000 undesignated common shares, $0.01 par value per
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share, and 10,000,000 preferred shares, par value $0.01 per share. Of the
40,000,000 undesignated common shares, 4,400,000 shares have been subsequently designated as class C common shares and 17,000,000 have been subsequently designated as class D common shares. The remaining undesignated common shares and the preferred shares may be issued from time to time, in one or more series, each of which series shall have such voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions relating thereto, as shall be authorized by the board. See "Description of AmREIT's Capital Shares."

TRUST MANAGERS

     The bylaws provide that the number of trust managers shall consist of not less than three nor more than nine members, the exact number of which shall be fixed by the board from time to time. The bylaws provide that, except as otherwise provided by law or the declaration of trust, a quorum of the board for the transaction of business shall consist of a majority of the entire board. The act of a majority of the trust managers present at any meeting at which there is a quorum shall be the act of the board. The declaration of trust and the bylaws do not provide for a classified board or for cumulative voting in the election of trust managers to the board. The bylaws provide that vacancies and any newly created trust manager positions resulting from an increase in the authorized number of trust managers may be filled by a majority of the trust managers then in office, though less than a quorum.

SHAREHOLDER MEETINGS AND SPECIAL VOTING REQUIREMENTS

     The annual meeting of shareholders is held on such date as shall be fixed by the board. Special meetings of shareholders may be called only upon the request of the chairman of the board, the vice chairman of the board, the chief executive officer, the president, a majority of the trust managers or by the holders of not less than 25 percent of all outstanding shares. In general, the presence in person or by proxy of shareholders entitled to cast a majority of votes shall constitute a quorum at any shareholders' meeting.

     Matters on which the shareholders are entitled to vote include the election and removal of trust managers and a voluntary change in AmREIT's status as a REIT.

AMENDMENT OF THE DECLARATION OF TRUST AND BYLAWS

     The declaration of trust provides that it may be amended only by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast, except that the provisions of the declaration of trust relating to "business combinations" or "control shares" (as described below under "-- Business Combinations" and "-- Control Share Acquisitions") may be amended only with the affirmative vote of 80% of the votes entitled to be cast, voting together as a single class. A majority of the trust managers may in their discretion, from time to time, amend, without a shareholder vote, the bylaws. The shareholders may amend the bylaws by a vote of not less than two-thirds of the outstanding voting shares.

LIMITATIONS ON HOLDINGS AND TRANSFER

     For AmREIT to continue to qualify as a REIT under the Code, not more than fifty percent (50%) of its outstanding shares may be owned by five or fewer individuals during the last half of each year and outstanding shares must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year except with respect to the first taxable year for which an election to be treated as a REIT is made. Our declaration of trust restricts the accumulation or transfer of shares if any accumulation or transfer could result in any person beneficially owning, in accordance with the Code, in excess of 9.0% of the then outstanding shares, or could result in AmREIT being disqualified as a REIT under the Code. Such restrictions authorize the board to refuse to give effect to such transfer on AmREIT's books as to shares accumulated in excess of the 9.0% ownership limit. Although the intent of these restrictions is to preclude transfers which would violate the ownership limit or protect the AmREIT's status as a REIT under the Code, there can be no assurance that such restrictions will achieve their intent. See "Description of AmREIT's Capital Shares -- Ownership Limits and Restrictions on Transfer."

     A transferee who acquires shares in a restricted transfer is required to indemnify, defend, and hold AmREIT and its other shareholders harmless from and against all damages, losses, costs, and expenses, including, without limitation, reasonable attorneys' fees incurred or suffered by AmREIT or such shareholders by virtue of AmREIT's loss of its qualification as a REIT if such loss is a result of the transferee's acquisition. See "Federal Income Tax Consequences."

LIABILITY FOR MONETARY DAMAGES

     The declaration of trust provides that no trust manager will be personally liable to AmREIT for any act, omission, loss, damage or expense arising from the performance of his duty under the declaration of trust save only for his own willful misfeasance or willful malfeasance or gross negligence.

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

     The declaration of trust provides for the indemnification of present and former trust managers and officers of AmREIT and persons serving as trust managers, officers, employees or agents of another corporation or entity at the request of AmREIT to the fullest extent permitted by Texas law. In addition, the declaration of trust provides for reimbursement of reasonable expenses incurred by any present or former trust manager, officer, employee or agent of AmREIT who was or is a witness or was, is or is threatened to be made a named defendant or respondent in a proceeding.

                    CERTAIN ANTI-TAKEOVER PROVISIONS OF THE
                   DECLARATION OF TRUST, BYLAWS AND TEXAS LAW

     AmREIT's declaration of trust and bylaws contain certain provisions that may inhibit or impede acquisition or attempted acquisition of control of AmREIT by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of AmREIT to negotiate first with the trust managers. AmREIT believes that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and increase the likelihood of negotiations, which might outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in improvement of terms. The description set forth below is only a summary of the terms of the declaration of trust and bylaws. See "Description of AmREIT's Capital Shares -- Ownership Limits and Restrictions on Transfer."

NUMBER OF TRUST MANAGERS; REMOVAL; FILLING VACANCIES

     Subject to any rights of holders of preferred shares to elect additional trust managers under specified circumstances ("Preferred Holders' Rights"), the declaration of trust provides that the number of trust managers will be fixed by, or in the manner provided in, the bylaws but must not be more than nine nor less than three. See "Preferred Shares" below. In addition, the bylaws provide that, subject to any Preferred Holders' Rights, the number of trust managers will be fixed by the trust managers, but must not be more than nine nor less than three. In addition, the bylaws provide that, subject to any Preferred Holders' Rights, and unless the trust managers otherwise determine, any vacancies (other than vacancies created by an increase in the total number of trust managers) will be filled by the affirmative vote of a majority of the remaining trust managers, although less than a quorum, and any vacancies created by an increase in the total number of trust managers may be filled by a majority of the entire board. Accordingly, the trust managers could temporarily prevent any shareholder from enlarging the board and then filling the new trust manager position with such shareholder's own nominees.

     The declaration of trust and the bylaws provide that, subject to any Preferred Holders' Rights, trust managers may be removed only for cause upon the affirmative vote of holders of at least 80% of the entire

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voting power of all the then-outstanding shares entitled to vote generally in the election of trust managers, voting together as a single class.

RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD OF TRUST MANAGERS

     The declaration of trust provides that, in determining what is in the best interest of AmREIT in evaluating a "business combination," "change in control" or other transaction, a trust manager of AmREIT shall consider all of the relevant factors. These factors may include (1) the immediate and long-term effects of the transaction on AmREIT shareholders, including shareholders, if any, who do not participate in the transaction; (2) the social and economic effects of the transaction on AmREIT's employees, suppliers, creditors, customers and others dealing with AmREIT and on the communities in which AmREIT operates and is located; (3) whether the transaction is acceptable, based on the historical and current operating results and financial condition of AmREIT; (4) whether a more favorable price would be obtained for AmREIT's stock or other securities in the future; (5) the reputation and business practices of the other party or parties to the proposed transaction, including its or their management and affiliates, as they would affect employees of AmREIT; (6) the future value of AmREIT's securities; (7) any legal or regulatory issues raised by the transaction; and (8) the business and financial condition and earnings prospects of the other party or parties to the proposed transaction including, without limitation, debt service and other existing financial obligations, financial obligations to be incurred in connection with the transaction, and other foreseeable financial obligations of such other party or parties. Pursuant to this provision, the trust managers may consider subjective factors affecting a proposal, including certain nonfinancial matters, and, on the basis of these considerations, may oppose a business combination or other transaction which, evaluated only in terms of its financial merits, might be attractive to some or a majority of AmREIT's shareholders.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS

     The bylaws provide for an advance notice procedure for shareholders to make nominations of candidates for trust manager or bring other business before an annual meeting of shareholders of AmREIT (the "Shareholder Notice Procedure").

     Pursuant to the Shareholder Notice Procedure (i) only persons who are nominated by, or at the direction of, the trust managers, or by a shareholder who has given timely written notice containing specified information to the secretary of AmREIT prior to the meeting at which trust managers are to be elected will be eligible for election as trust managers of AmREIT and (ii) at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman or the trust managers or by a shareholder who has given timely written notice to the secretary of AmREIT of such shareholder's intention to bring such business before such meeting. In general, for notice of shareholder nominations or proposed business to be conducted at an annual meeting to be timely, such notice must be received by AmREIT not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

     The purpose of requiring shareholders to give AmREIT advance notice of nominations and other business is to afford the trust managers a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the trust managers, to inform shareholders and make recommendations about such nominees or business, as well as to ensure an orderly procedure for conducting meetings of shareholders.

     Although the bylaws do not give the trust managers power to block shareholder nominations for the election of trust managers or proposal for action, the Shareholder Notice Procedure may have the effect of discouraging a shareholder from proposing nominees or business, precluding a contest for the election of trust managers or the consideration of shareholder proposals if procedural requirements are not met, and deterring third parties from soliciting proxies for a non-management proposal or slate of trust managers, without regard to the merits of such proposal or slate.

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PREFERRED SHARES

     The declaration of trust authorizes the trust managers to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the preferences, rights and other terms of such series, subject to the prior approval rights of the class B common shareholders. AmREIT believes that the ability of the trust managers to issue one or more series of preferred shares will provide AmREIT with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs. The authorized preferred shares are available for issuance without further action by AmREIT's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which AmREIT's securities may be listed or traded at the time of issuance or proposed issuance. Although the trust managers have no present intention to do so, they could in the future issue a series of preferred shares which, due to its terms, could impede a merger, tender offer or other transaction that some or a majority of AmREIT's shareholders might believe to be in their best interests or in which shareholders might receive a premium over then-prevailing market prices for their common shares.

AMENDMENT OF DECLARATION OF TRUST

     The declaration of trust provides that it may be amended only by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast, except that the provisions of the declaration of trust relating to "business combinations" or "control shares" (as described below under "-- Business Combinations" and "-- Control Share Acquisitions") may be amended only with the affirmative vote of 80% of the votes entitled to be cast, voting together as a single class.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     The declaration of trust authorizes the trust managers, subject to any rights of holders of any series of preferred shares, to create and issue rights entitling the holders thereof to purchase from AmREIT common shares or other securities or property. The times at which and terms upon which such rights are to be issued are within the discretion of the trust managers. This provision is intended to confirm the authority of the trust managers to issue share purchase rights which could have terms that would impede a merger, tender offer or other takeover attempt, or other rights to purchase securities of AmREIT or any other entity.

BUSINESS COMBINATIONS

     The declaration of trust establishes special requirements with respect to "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of reclassification of equity securities) between AmREIT and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of AmREIT's shares (an "Interested Shareholder"), subject to certain exemptions. In general, the declaration of trust provides that an Interested Shareholder or any affiliate thereof may not engage in a "business combination" with AmREIT for a period of five years following the date he becomes an Interested Shareholder. Thereafter, pursuant to the declaration of trust, such transactions must be (1) approved by the trust managers of AmREIT and (2) approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of voting shares other than voting shares held by the Interested Shareholder with whom the business combination is to be effected, unless, among other things, the holders of equity shares receive a minimum price (as defined in our declaration of trust) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. These provisions of the declaration of trust do not apply, however, to business combinations that are approved or exempted by the trust managers of AmREIT prior to the time that the Interested Shareholder becomes an Interested Shareholder.

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

CONTROL SHARE ACQUISITIONS

     The declaration of trust provides that "control shares" of AmREIT acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by the holders of equity shares, excluding shares as to which the acquiror, officers of AmREIT and employees of AmREIT who are also trust managers have the right to vote or direct the vote. "Control shares" are equity shares which, if aggregated with all other equity shares previously acquired which the person is entitled to vote, would entitle the acquiror to vote (1) 20% or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority of the outstanding voting shares of AmREIT. Control shares do not include equity shares that the acquiring person is entitled to vote on the basis of prior shareholder approval. A "control share acquisition" is defined as the acquisition of control shares, subject to certain exemptions enumerated in the declaration of trust.

     The declaration of trust provides that a person who has made or proposed to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the trust managers of AmREIT to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the equity shares. If no request for a meeting is made, the declaration of trust permits AmREIT itself to present the question at any shareholders' meeting.

     Pursuant to the declaration of trust, if voting rights are not approved at a shareholders' meeting or if the acquiring person does not deliver an acquiring person statement as required by the declaration of trust, then, subject to certain conditions and limitations set forth in the declaration of trust, AmREIT will have the right to redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights of the control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. Under the declaration of trust, if voting rights for control shares are approved at a shareholders' meeting and, as a result, the acquiror would be entitled to vote a majority of the equity shares entitled to vote, all other shareholders will have the rights of dissenting shareholders under the Texas Real Estate Investment Trust Act (the "TRA"). The declaration of trust provides that the fair value of the equity shares for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and that certain limitations and restrictions of the TRA otherwise applicable to the exercise of dissenters' rights do not apply.

     These provisions of the declaration of trust do not apply to equity shares acquired in a merger, consolidation or share exchange if AmREIT is a party to the transaction, or if the acquisition is approved or excepted by the declaration of trust or bylaws of AmREIT prior to a control share acquisition.

OWNERSHIP LIMIT

     The limitation on ownership of shares of common shares set forth in AmREIT's declaration of trust, as well as the provisions of the TRA, could have the effect of discouraging offers to acquire AmREIT and of increasing the difficulty of consummating any such offer. See "Description of AmREIT's Capital Shares -- Ownership Limits and Restrictions on Transfer."

                     DESCRIPTION OF AMREIT'S CAPITAL SHARES

GENERAL


     AmREIT's authorized equity structure consists of 93,000,000 common shares, $0.01 par value per share, and 10,000,000 preferred shares, par value $0.01 per share. As of March 31, 2005, AmREIT had outstanding approximately 3,484,212 million class A common shares, approximately 2,215,722 million class B common shares, approximately 4,083,276 million class C common shares, and approximately 4,103,087 million class D common shares and no preferred shares. Under AmREIT's amended and


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restated declaration of trust, AmREIT is authorized to issue 93,000,000 common shares consisting of 50,000,000 class A common shares, 3,000,000 class B common shares and 40,000,000 undesignated common shares. Of the 40,000,000 undesignated common shares, 4,400,000 shares have been subsequently designated as class C common shares, and 17,000,000 shares have been subsequently designated as class D common shares.

CLASS A COMMON SHARES

     Subject to such preferential rights as may be granted by the board of trust managers in connection with the future issuance of preferred shares and the preferential rights of the holders of the class B, class C and class D common shares, holders of class A common shares are exclusively entitled to one vote for each class A common shares on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the class A common shares by the board of trust managers in its discretion from legally available funds. In the event of the liquidation, dissolution or winding up of AmREIT, holders of class A common shares are entitled to share ratably with holders of class B common shares, class C common shares and class D common shares that portion of aggregate assets available for distribution as the number of outstanding class A common shares held by such holder bears to the total number of (1) class A common shares then outstanding, (2) the class B common shares then outstanding, (3) the class C common shares then outstanding, (4) the class D common shares then outstanding and (5) any other series of common shares then outstanding that rank on a parity with the class A common shares as to the distribution of assets upon liquidation. Holders of class A common shares have no subscription, redemption, conversion or preemptive rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon.

     The transfer agent and registrar for the class A common shares is Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075.

CLASS B COMMON SHARES


     Dividends. Subject to the preferential rights of any series of our preferred shares (of which there is currently none issued), holders of class B common shares will be entitled to receive, when and as declared by the AmREIT board of trust managers, out of funds legally available for the payment of dividends, cumulative cash dividends in an amount per class B common share equal to $0.74 per annum. Dividends with respect to the class B common shares will be cumulative from the date of original issuance and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"), beginning with a partial dividend on September 30, 2002, with respect to the period from the date of original issuance to the initial Dividend Payment Date. Any dividend payable on the class B common shares for any partial dividend period after the initial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the class B common shares for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends will be payable to holders of record as they appear in the share records of AmREIT at the close of business on the applicable record date, which will be the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the AmREIT board for the payment of dividends that is no more than thirty
(30) nor less than ten (10) days prior to the Dividend Payment Date (each, a "Dividend Record Date").


     No dividends on class B common shares will be declared by the AmREIT board or paid or set apart for payment at such time as, and to the extent that, the terms and provisions of any AmREIT agreement, including any agreement relating to its indebtedness, or any provisions of its declaration of trust relating to any series of preferred stock, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment will be restricted or prohibited by law. Notwithstanding the foregoing, dividends on the class B common shares will accrue whether or not AmREIT has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Holders of the class B common shares will not be entitled to any dividends in excess of full cumulative dividends as described above.

     If any class B common shares are outstanding, no full dividends will be declared or paid or set apart for payment on the class A common shares for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the class B common shares for all past dividend periods and the then current dividend period. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on class B common shares which may be in arrears. Any dividend payment made on class B common shares will first be credited against the earliest accrued but unpaid dividend due with respect to class B common shares which remains payable.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of AmREIT, subject to the prior rights of any series of preferred stock, the holders of class B common shares will share pro rata with the holders of the class A common shares, class C common shares, class D common shares and any other series of common shares then outstanding that rank on a parity with the class B common shares as to the distribution of assets on liquidation, the assets of AmREIT remaining following the payment of all liquidating distributions payable to holders of capital shares of AmREIT with liquidation rights senior to those of the common shares.

     Redemption. The class B common shares will not be redeemable prior to July 16, 2005, except under certain limited circumstances to preserve the AmREIT's status as a REIT. On and after July 16, 2005, AmREIT, at its option (to the extent AmREIT has funds legally available therefore) upon not less than 30 nor more than 60 days' written notice, may redeem class B common shares, in whole or in part, at any time or from time to time, for, at the option of the holder thereof, either cash at the redemption price per share of $10.18, plus all accrued and unpaid dividends, if any, thereon (whether or not earned or declared) to the date fixed for redemption, or for one class A common share.

     Notwithstanding the foregoing, unless full cumulative dividends on all class B common shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no class B common shares will be redeemed unless all outstanding class B common shares are simultaneously redeemed. The foregoing, however, will not prevent the purchase or acquisition of the class B common shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding class B common shares. Unless full cumulative dividends on all outstanding class B common shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, AmREIT will not purchase or otherwise acquire directly or indirectly through a subsidiary or otherwise, any class B common shares.

     If fewer than all of the outstanding class B common shares are to be redeemed, the number of shares to be redeemed will be determined by AmREIT and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by the holders (as nearly as may be practicable without creating fractional class B common shares) or any other equitable method determined by AmREIT.

     Notice of redemption will be given by publication in a newspaper of general circulation in the city of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice will be mailed by AmREIT, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of class B common shares to be redeemed at their respective addresses as they appear on the stock transfer records of AmREIT. No failure to give notice or any defect therein or in the mailing thereof will affect the validity of the proceeding for the redemption of any class B common shares except as to the holder to whom notice was defective or not given. Each notice will state: (1) the redemption date; (2) the redemption price; (3) the number of class B common shares to be redeemed; (4) the place or places where the class B common shares are to be surrendered for payment of the redemption price; (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and (6) that any conversion rights will terminate at the close of business on the third business day immediately preceding the redemption date. If fewer than all the class B common shares held by any holder are to be redeemed, the notice mailed to that holder will also specify the number of class B common shares to be redeemed from that holder. If notice of redemption of any class B common shares has been properly given and if funds necessary for redemption have been irrevocably set aside by AmREIT in trust for the benefit of the holders of any of the class B common shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those class B common shares, those shares will no longer be deemed to be outstanding and all rights of the holders of those shares will terminate except for the right to receive the applicable redemption price and other amounts payable in respect of such shares.

     The holders of class B common shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to class B common shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between that Dividend Record Date and the corresponding Dividend Payment Date or AmREIT's default in the payment of the dividend due. Except as provided above, AmREIT will make no payment or allowance for unpaid dividends, whether or not in arrears, on class B common shares called for redemption.


     Voting Rights. Holders of the class B common shares do not have any voting rights, except as set forth below or as otherwise required by law. In any matter in which the class B common shares may vote, including any action by written consent, each class B common share will be entitled to one vote.


     AmREIT shall not issue any preferred shares or other class of common shares with dividend preferences senior to the dividends payable on the class B common shares without the approval of 66 2/3% of the class B common shares then outstanding.


     Whenever dividends on any class B common shares have been in arrears for six or more consecutive quarterly periods, the holders of those class B common shares will be entitled to vote for the election of two additional trust managers of AmREIT at a special meeting called by any holder of the class B common shares, or at the annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on the class B common shares for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In this event, the entire AmREIT board of trust managers will be increased by two trust managers. Each of these two trust managers will be elected to serve until the earlier of (1) the election and qualification of that trust manager's successor or (2) payment of the dividend arrearage for the class B common shares.



     In addition, AmREIT may not authorize the creation of, or the increase in the amount of, any security ranking prior or senior to the class B common shares, sell all or substantially all of its assets, dissolve, or amend its declaration of trust in any manner that materially and adversely affects the voting powers, rights or preferences of the holders of class B common shares without the approval of 66 2/3% of the class B common shares then outstanding; provided, however, the issuance of any security with dividend or liquidation preferences that ranks equally with or are junior to the dividend or liquidation preferences of the class B common shareholders shall not be considered to materially or adversely affect the voting powers, rights or preferences of the class B common shareholders.


     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required is effected, all outstanding class B common shares have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

     Conversion. Subject to the exceptions described under the caption "Restrictions on Transfer" below, holders of the class B common shares will have the right, at any time and from time to time, to convert all or any of the class B common shares into class A common shares on a one for one basis, subject to adjustment upon the occurrence of the events described below (the Conversion Price).

     Class B common shares will be deemed to have been converted immediately prior to the close of business on the date the shares are surrendered for conversion and notice of election to convert the same is received by AmREIT. Upon conversion, no adjustment or prepayment will be made for dividends, but if any holder surrenders class B common shares for conversion after the close of business on a Dividend Record Date and prior to the opening of business on the related Dividend Payment Date, then, notwithstanding the conversion, the dividend payable on that Dividend Payment Date will be paid on that Dividend Payment Date to the registered holder of those shares on that Dividend Record Date. Class B common shares surrendered for conversion during the period from the close of business on a Dividend Record Date to the Dividend Payment Date must also pay the amount of the dividend which is payable. No fractional class A common shares will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of the fractional interest based on the market price of the common shares on the last trading day prior to the date of conversion.

     The number of class A common shares or other assets issuable upon conversion and the Conversion Price are subject to adjustment upon the occurrence of the following events:

          (1) the issuance of class A common shares as a dividend or distribution on class A common shares;

          (2) the subdivision, combination or reclassification of the outstanding class A common shares;

          (3) the issuance to all holders of class A common shares of rights or warrants to subscribe for or purchase class A common shares (or securities convertible into class A common shares) at a price per share less than the then current market price per share;

          (4) the distribution to all holders of class A common shares of evidences of indebtedness or assets (including securities, but excluding Ordinary Cash Distributions, as defined below, and those dividends, distributions, rights or warrants referred to above); and

          (5) the distribution to all holders of class A common shares of rights or warrants to subscribe for securities (other than those referred to in clause (3) above).


     In the event of a distribution of evidence of indebtedness or other assets (as described in clause (4)) or a dividend to all holders of class A common shares of rights to subscribe for additional AmREIT's capital stock (other than those referred to in clause (3) above), AmREIT may, instead of making an adjustment to the Conversion Price, make proper provision so that each holder who converts shares will be entitled to receive upon conversion, in addition to class A common shares, an appropriate number of those rights, warrants, evidences of indebtedness or other assets. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.


     Whenever the number of class A common shares or other assets issuable upon conversion and the Conversion Price are adjusted as herein provided, AmREIT (1) will promptly make available at the office of the transfer agent a statement describing in reasonable detail such adjustment and (2) will cause to be mailed by first class mail, postage prepaid, as soon as practicable, to each holder of record of class B common shares a notice stating that adjustments have been made and the adjusted conversion price.

     In the event of any capital reorganization or reclassification of the capital shares of AmREIT, a consolidation or merger of AmREIT with another corporation, or the sale, transfer or lease of all or substantially all of its assets to another corporation is effected in a way that holders of class A common shares will be entitled to receive stock, securities or other assets with respect to or in exchange for class A common shares, then, as a condition to that reorganization, reclassification, consolidation, merger, sale, transfer or lease, the holder of each class B common share will have the right immediately to convert that share into the kind and amount of stock, securities or other assets which the holders of those shares would have owned or been entitled to receive immediately after the transaction if those holders had converted such shares immediately before the effective date of the transaction, subject to further adjustment upon the occurrence of the events described above.

     Restrictions on Transfer. The class B common shares are generally transferable, subject to restrictions to enable AmREIT to maintain its REIT status. See "-- Ownership Limits and Restrictions on Transfer."

CLASS C COMMON SHARES

     Dividends. Subject to the preferential rights of any series of our preferred shares (of which there is currently none issued), holders of class C common shares will be entitled to receive when, as and if declared by the AmREIT board of trust managers, out of funds legally available for the payment of dividends, non-cumulative cash dividends in an amount per class C common share equal to $0.70 per annum. Dividends payable on the class C common shares for each full monthly dividend period will be computed by dividing the annual dividend rate by twelve. Dividends with respect to the class C common shares will be non-cumulative from the date of original issuance and will be payable monthly when, as and if the AmREIT board declares a monthly dividend on the class C common shares for that month in its sole discretion (each, a Dividend Payment Date). Any dividend payable on the class C common shares for any partial dividend period after the initial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the share records of AmREIT at the close of business on the applicable record date, which will be the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the AmREIT board for the payment of dividends that is no more than thirty (30) nor less than ten (10) days prior to the Dividend Payment Date (each, a Dividend Record Date).

     No dividends on class C common shares will be declared by the AmREIT board or paid or set apart for payment at such time as, and to the extent that, the terms and provisions of any AmREIT agreement, including any agreement relating to its indebtedness, or any provisions of its declaration of trust relating to any series of preferred stock, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment will be restricted or prohibited by law.

     No dividends will be declared or paid or set apart for payment on the class A common shares for any period unless full dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the class C common shares for the then current monthly dividend period. This does not apply to declaration for any past monthly dividend.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of AmREIT, subject to the prior rights of any series of preferred stock, the holders of class C common shares will share pro rata with the holders of the class A common shares, class B common shares, class D common shares and any other series of common shares then outstanding that rank on a parity with the class C common shares as to the distribution of assets on liquidation, the assets of AmREIT remaining following the payment of all liquidating distributions payable to holders of capital shares of AmREIT with liquidation rights senior to those of the common shares.

     Call Provision. The class C common shares will not be redeemable prior to the third anniversary of the date of issuance of such shares, except under certain limited circumstances to preserve AmREIT's status as a REIT. On and after such third anniversary date, AmREIT, at its option (to the extent AmREIT has funds legally available therefore) upon not less than 30 nor more than 60 days' written notice, may redeem class C common shares, in whole or in part, at any time or from time to time, for, at the option of the holder thereof, either (i) cash at the redemption price per share of $11.00 or (ii) one class A common share per each Class C common share redeemed by such holder.

     Notwithstanding the foregoing, unless the full then current dividends on all class C common shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period (without regard to whether dividends were paid or not paid in any prior monthly dividend period), no class C common shares will be redeemed unless all outstanding class C common shares are simultaneously redeemed. The foregoing, however, will not prevent the purchase or acquisition of the class C common shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding class C common shares. Unless full current monthly dividends on all outstanding class C common shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period (without regard to whether dividends were paid or not paid in any prior monthly dividend period), AmREIT will not purchase or otherwise acquire directly or indirectly through a subsidiary or otherwise, any class C common shares.

     If fewer than all of the outstanding class C common shares are to be redeemed, the number of shares to be redeemed will be determined by AmREIT and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by the holders (as nearly as may be practicable without creating fractional class C common shares) or any other equitable method determined by AmREIT.

     Notice of redemption will be given by publication in a newspaper of general circulation in the city of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice will be mailed by AmREIT, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of class C common shares to be redeemed at their respective addresses as they appear on the stock transfer records of AmREIT. No failure to give notice or any defect therein or in the mailing thereof will affect the validity of the proceeding for the redemption of any class C common shares except as to the holder to whom notice was defective or not given. Each notice will state: (1) the redemption date; (2) the redemption price; (3) the number of class C common shares to be redeemed; (4) the place or places where the class C common shares are to be surrendered for payment of the redemption price; (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and (6) that any conversion rights will terminate at the close of business on the third business day immediately preceding the redemption date. If fewer than all the class C common shares held by any holder are to be redeemed, the notice mailed to that holder will also specify the number of class C common shares to be redeemed from that holder. If notice of redemption of any class C common shares has been properly given and if funds necessary for redemption have been irrevocably set aside by AmREIT in trust for the benefit of the holders of any of the class C common shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those class C common shares, those shares will no longer be deemed to be outstanding and all rights of the holders of those shares will terminate except for the right to receive the applicable redemption price and other amounts payable in respect of such shares.

     The holders of class C common shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to class C common shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between that Dividend Record Date and the corresponding Dividend Payment Date or AmREIT's default in the payment of the dividend due. Except as provided above, AmREIT will make no payment or allowance for unpaid dividends on class C common shares called for redemption.

     Limited Optional Redemption. Prior to the time at which the class C common shares become eligible to be converted into class A common shares and prior to the seventh anniversary of issue, any shareholder who has held class C common shares for not less than one year may present all or any portion equal to at least 25% of those shares to AmREIT for redemption at any time, in accordance with the procedures outlined herein. At that time, AmREIT may, at its sole option, redeem those shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption and, accordingly, a shareholder's shares may not be redeemed. If AmREIT elects to redeem shares, the following conditions and limitations would apply. The full amount of the proceeds from the sale of shares under our dividend reinvestment plan ("Reinvestment Proceeds") attributable to any calendar quarter may be used to redeem shares presented for redemption during that quarter. In addition, AmREIT may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of its common shares for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and Reinvestment Proceeds that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of shares redeemed by AmREIT exceed 5% of the number of class C shares outstanding at the beginning of that 12-month period.

     In the event there are insufficient funds to redeem all of the shares for which redemption requests have been submitted, AmREIT plans to redeem the shares in the order in which such redemption requests have been received. A shareholder whose shares are not redeemed due to insufficient funds can ask that the request to redeem the shares be honored at such time, if any, as there are sufficient funds available for redemption. In that case, the redemption request will be retained and those shares will be redeemed before any subsequently received redemption requests are honored. Alternatively, a shareholder whose shares are not redeemed may withdraw his or her redemption request. Shareholders will not relinquish their shares until such time as AmREIT commits to redeeming such shares.

     A shareholder who wishes to have his or her shares redeemed must mail or deliver a written request on a form provided by AmREIT and executed by the shareholder, its trustee or authorized agent, to the redemption agent ("Redemption Agent"), which currently is Wells Fargo Band Minnesota, N.A. The Redemption Agent at all times will be registered as a broker-dealer with the SEC and each applicable state securities commission. Within 30 days following the Redemption Agent's receipt of the shareholder's request, the Redemption Agent will forward to that shareholder the documents necessary to effect the redemption, including any signature guarantee AmREIT or the Redemption Agent may require. The Redemption Agent will effect the redemption for the calendar quarter provided that it receives the properly completed redemption documents relating to the shares to be redeemed from the shareholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem the shares. The effective date of any redemption will be the last date during a quarter during which the Redemption Agent receives the properly completed redemption documents. As a result, AmREIT anticipates that, assuming sufficient funds are available for redemption, the effective date of redemptions will be no later than thirty days after the quarterly determination of the availability of funds for redemption.

     Upon the Redemption Agent's receipt of notice for redemption of shares, the redemption price for this limited optional redemption right will initially be $9.00 per share, which was calculated by subtracting a discount of 10% off the $10.00 per share offering price. Our board of trust managers may change the redemption price at any time and will announce publicly any price adjustment as part of its regular communications with our stockholders, such adjustment being effective on the 10th day after first public announcement of same. Any shares acquired pursuant to a redemption will be retired and no longer available for issuance by AmREIT.

     A shareholder may present fewer than all of his or her shares to AmREIT for redemption; provided, however, that (1) the minimum number of shares which must be presented for redemption shall be at least 25% of his or her shares, and (2) if the shareholder retains any shares, he or she must retain at least $2,500 worth of shares based on the current offering price ($1,000 worth of shares based on the current offering price for an IRA, Keogh Plan or pension plan).

     Our board of trust managers, in its sole discretion, may amend or suspend the redemption plan at any time it determines that any amendment or suspension is in the best interest of AmREIT. Our board of trust managers may suspend the redemption of shares if (1) it determines, in its sole discretion, that the redemption impairs the capital or the operations of AmREIT; (2) it determines, in its sole discretion, that an emergency makes such redemption not reasonably practical; (3) any governmental or regulatory agency with jurisdiction over AmREIT so demands for the protection of the shareholders;
(4) it determines, in its sole discretion, that the redemption would be unlawful; (5) it determines, in its sole discretion, that the redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of our common shares, could cause direct or indirect ownership of shares of our common stock to become concentrated to an extent which would prevent AmREIT from qualifying as a REIT under the Internal Revenue Code; or (6) it determines, in its sole discretion, the suspension to be in the best interest of AmREIT. The redemption plan will terminate, and AmREIT no longer shall accept shares for redemption at such time as the class C common shares become eligible to convert into class A common shares.

     Voting Rights. Holders of the class C common shares will have the right to vote on all matters presented to shareholders as a single class with all other holders of common shares. In any matter in which the class C common shares may vote, including any action by written consent, each class C common share will be entitled to one vote.

     AmREIT shall not issue any preferred shares or other class of common shares with dividend preferences senior to the dividends payable on the class C common shares without the approval of 66 2/3% of the class C common shares then outstanding.

     In addition, AmREIT may not sell all or substantially all of its assets, dissolve, or amend its declaration of trust in any manner that materially and adversely affects the voting powers, rights or preferences of the holders of class C common shares without the approval of 66 2/3% of the class C common shares then outstanding; provided, however, the issuance of any security with dividend or liquidation preferences that rank equally with or are junior to the dividend or liquidation preferences of the class C common shareholders shall not be considered to materially or adversely affect the voting powers, rights or preferences of the class C common shareholders.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required is effected, all outstanding class C common shares have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

     Conversion. Subject to the exceptions described under the caption "Restrictions on Transfer" below, holders of the class C common shares will have the right, from time to time after seventh anniversary of the issuance of such shares, to convert all or any of the class C common shares into class A common shares at a conversion price equal to the purchase price of the class C common shares, plus a 10% premium. As a result, each $1,000 of class C common shares owned by an investor will be able to be converted into $1,100 of class A common shares, with the exact number of class A common shares to be acquired upon conversion being determined by dividing the $1,100 by the market price of the class A common shares on the date notice of conversion is delivered. Upon conversion, no gain or loss will be then recognized by the class C shareholder.

     Class C common shares will be deemed to have been converted immediately prior to the close of business on the date the shares are surrendered for conversion and notice of election to convert the same is received by AmREIT. Upon conversion, no adjustment or prepayment will be made for dividends, but if any holder surrenders class C common shares for conversion after the close of business on a Dividend Record Date and prior to the opening of business on the related Dividend Payment Date, then, notwithstanding the conversion, the dividend payable on that Dividend Payment Date will be paid on that Dividend Payment Date to the registered holder of those shares on that Dividend Record Date. Class C common shares surrendered for conversion during the period from the close of business on a Dividend Record Date to the Dividend Payment Date must also pay the amount of the dividend which is payable. No fractional class A common shares will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of the fractional interest based on the market price of the common shares on the last trading day prior to the date of conversion.
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

     In the event of any capital reorganization or reclassification of the capital shares of AmREIT, a consolidation or merger of AmREIT with another corporation, or the sale, transfer or lease of all or substantially all of its assets to another corporation, is effected in a way that holders of class A common shares will be entitled to receive stock, securities or other assets with respect to or in exchange for class A common shares, then, as a condition of that reorganization, reclassification, consolidation, merger, sale, transfer or lease, the holder of each class C common share will have the right immediately to convert that share into the kind and amount of stock, securities or other assets which the holders of those shares would have owned or been entitled to receive immediately after the transaction if those holders had converted such shares immediately before the effective date of the transaction, subject to further adjustment upon the occurrence of the events described above.

     Restrictions on Transfer. The class C common shares are generally transferable, subject to restrictions necessary to enable AmREIT to maintain its REIT status. See "-- Ownership Limits and Restrictions on Transfer."

CLASS D COMMON SHARES

     Dividends. Subject to the preferential rights of any series of our preferred shares (of which there is currently none issued), holders of class D common shares will be entitled to receive, when, as and if declared by the AmREIT board of trust managers, out of funds legally available for the payment of dividends, non-cumulative cash dividends in an amount per class D common share equal to $0.65 per annum. Dividends payable on the class D common shares for each full monthly dividend period will be computed by dividing the annual dividend rate by twelve. Dividends with respect to the class D common shares will be non-cumulative from the date of original issuance and will be payable monthly when, as and if the AmREIT board declares a monthly dividend on the class D common shares for that month in its sole discretion (each, a Dividend Payment Date). Dividends may not be paid on the class D common shares unless all dividends then payable on the class B common shares and class C common shares have been paid in full. Any dividend payable on the class D common shares for any partial dividend period after the initial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the share records of AmREIT at the close of business on the applicable record date, which will be the 19th day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the AmREIT board for the payment of dividends that is no more than thirty (30) nor less than ten (10) days prior to the Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on class D common shares will be declared by the AmREIT board or paid or set apart for payment at such time as, and to the extent that, the terms and provisions of any AmREIT agreement, including any agreement relating to its indebtedness, or any provisions of its declaration of trust relating to any series of preferred stock, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment will be restricted or prohibited by law. Dividends may not be paid on the class D common shares unless all dividends then payable on the B and C common shares have been paid in full.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of AmREIT, subject to the prior rights of any series of preferred stock, the holders of class D common shares will share pro rata with the holders of the class A common shares, class B common shares, class C common shares and any other series of common shares then outstanding that rank on a parity with the class D common shares as to the distribution of assets on liquidation, the assets of AmREIT remaining following the payment of all liquidating distributions payable to holders of capital shares of AmREIT with liquidation rights senior to those of the common shares.

     Call Provision. The class D common shares will not be redeemable prior to the first anniversary of the date of issuance of such shares, except under certain limited circumstances to preserve the AmREIT's status as a REIT. On and after the first anniversary date, AmREIT, at its option (to the extent AmREIT has funds legally available therefore) upon not less than 30 nor more than 60 days' written notice, may redeem the class D common shares, in whole or in part, at any time or from time to time, for cash at the redemption price per share of $10.00, plus the pro rata portion of the 7.7% conversion premium (discussed below), based on the number of years the shares are outstanding (for example, if the class D common shares are called on the first anniversary of issuance the call price would be $10.11 per share).

     Notwithstanding the foregoing, unless the full then current dividends on all class D common shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period (without regard to whether dividends were paid or not paid in any prior monthly dividend period), no class D common shares will be redeemed unless all outstanding class D common shares are simultaneously redeemed. The foregoing, however, will not prevent the purchase or acquisition of the class D common shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding class D common shares. Unless full current monthly dividends on all outstanding class D common shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period (without regard to whether dividends were paid or not paid in any prior monthly dividend period), AmREIT will not purchase or otherwise acquire directly or indirectly through a subsidiary or otherwise, any class D common shares.

     If fewer than all of the outstanding class D common shares are to be redeemed, the number of shares to be redeemed will be determined by AmREIT and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by the holders (as nearly as may be practicable without creating fractional class D common shares) or any other equitable method determined by AmREIT.

     Notice of redemption will be given by publication in a newspaper of general circulation in the city of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice will be mailed by AmREIT, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of class D common shares to be redeemed at their respective addresses as they appear on the stock transfer records of AmREIT. No failure to give notice or any defect therein or in the mailing thereof will affect the validity of the proceeding for the redemption of any class D common shares except as to the holder to whom notice was defective or not given. Each notice will state: (1) the redemption date; (2) the redemption price; (3) the number of class D common shares to be redeemed; (4) the place or places where the class D common shares are to be surrendered for payment of the redemption price; (5) that dividends on the shares to be redeemed will cease to accrue on the redemption date; and (6) that any conversion rights will terminate at the close of business on the third business day immediately preceding the redemption date. If fewer than all the class D common shares held by any holder are to be redeemed, the notice mailed to that holder will also specify the number of class D common shares to be redeemed from that holder. If notice of redemption of any class D common shares has been properly given and if funds necessary for redemption have been irrevocably set aside by AmREIT in trust for the benefit of the holders of any of the class D common shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those class D common shares, those shares will no longer be deemed to be outstanding and all rights of the holders of those shares will terminate except for the right to receive the applicable redemption price and other amounts payable in respect of such shares.

     The holders of class D common shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to class D common shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between that Dividend Record Date and the corresponding Dividend Payment Date or AmREIT's default in the payment of the dividend due. Except as provided above, AmREIT will make no payment or allowance for unpaid dividends on class D common shares called for redemption.

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

     Limited Optional Redemption. Prior to the time at which the class D common shares become eligible to be converted into class A common shares and prior to the seventh anniversary of issue, any shareholder who has held class D common shares for not less than one year may present all or any portion equal to at least 25% of those shares to AmREIT for redemption at any time, in accordance with the procedures outlined herein. At that time, AmREIT may, at its sole option, redeem those shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption and, accordingly, a shareholder's shares may not be redeemed. If AmREIT elects to redeem shares, the following conditions and limitations would apply. The full amount of the proceeds from the sale of shares under our dividend reinvestment plan (Reinvestment Proceeds) attributable to any calendar quarter may be used to redeem shares presented for redemption during that quarter. In addition, AmREIT may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of its common shares for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and Reinvestment Proceeds that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of shares redeemed by AmREIT exceed 5% of the number of class D shares outstanding at the beginning of that 12-month period.

     In the event there are insufficient funds to redeem all of the shares for which redemption requests have been submitted, AmREIT plans to redeem the shares in the order in which such redemption requests have been received. A shareholder whose shares are not redeemed due to insufficient funds can ask that the request to redeem the shares be honored at such time, if any, as there are sufficient funds available for redemption. In that case, the redemption request will be retained and those shares will be redeemed before any subsequently received redemption requests are honored. Alternatively, a shareholder whose shares are not redeemed may withdraw his or her redemption request. Shareholders will not relinquish their shares until such time as AmREIT commits to redeeming such shares.

     A shareholder who wishes to have his or her shares redeemed must mail or deliver a written request on a form provided by AmREIT and executed by the shareholder, its trustee or authorized agent, to the redemption agent ("Redemption Agent"), which currently is Wells Fargo Band Minnesota, N.A. The Redemption Agent at all times will be registered as a broker-dealer with the SEC and each applicable state securities commission. Within 30 days following the Redemption Agent's receipt of the shareholder's request, the Redemption Agent will forward to that shareholder the documents necessary to effect the redemption, including any signature guarantee AmREIT or the Redemption Agent may require. The Redemption Agent will effect the redemption for the calendar quarter provided that it receives the properly completed redemption documents relating to the shares to be redeemed from the shareholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem the shares. The effective date of any redemption will be the last date during a quarter during which the Redemption Agent receives the properly completed redemption documents. As a result, AmREIT anticipates that, assuming sufficient funds are available for redemption, the effective date of redemptions will be no later than thirty days after the quarterly determination of the availability of funds for redemption.

     Upon the Redemption Agent's receipt of notice for redemption of shares, the redemption price for this limited optional redemption right will initially be $10.00 per share. Our board of trust managers may change the redemption price at any time and will announce publicly any price adjustment as part of its regular communications with our stockholders, such adjustment being effective on the 10th day after first public announcement of same. Any shares acquired pursuant to a redemption will be retired and no longer available for issuance by AmREIT.

     A shareholder may present fewer than all of his or her shares to AmREIT for redemption; provided, however, that (1) the minimum number of shares which must be presented for redemption shall be at least 25% of his or her shares, and (2) if the shareholder retains any shares, he or she must retain at least $2,500 worth of shares based on the current offering price ($1,000 worth of shares based on the current offering price for an IRA, Keogh Plan or pension plan).
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

     Our board of trust managers, in its sole discretion, may amend or suspend the redemption plan at any time it determines that any amendment or suspension is in the best interest of AmREIT. Our board of trust managers may suspend the redemption of shares if (1) it determines, in its sole discretion, that the redemption impairs the capital or the operations of AmREIT; (2) it determines, in its sole discretion, that an emergency makes such redemption not reasonably practical; (3) any governmental or regulatory agency with jurisdiction over AmREIT so demands for the protection of the shareholders; (4) it determines, in its sole discretion, that the redemption would be unlawful; (5) it determines, in its sole discretion, that the redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of our common shares, could cause direct or indirect ownership of shares of our common stock to become concentrated to an extent which would prevent AmREIT from qualifying as a REIT under the Internal Revenue Code; or (6) it determines, in its sole discretion, the suspension to be in the best interest of AmREIT. The redemption plan will terminate, and AmREIT no longer shall accept shares for redemption at such time as the class D common shares become eligible to convert into class A common shares.

     Voting Rights. Holders of the class D common shares will have the right to vote on all matters presented to shareholders as a single class with all other holders of common shares. In any matter in which the class D common shares may vote, including any action by written consent, each class D common share will be entitled to one vote.

     In addition, AmREIT may not sell all or substantially all of its assets, dissolve, or amend its declaration of trust in any manner that materially and adversely affects the voting powers, rights or preferences of the holders of class D common shares without the approval of 66 2/3% of the class D common shares then outstanding; provided, however, the issuance of any security with dividend or liquidation preferences that rank equally with or are junior to the dividend or liquidation preferences of the class D common shareholders shall not be considered to materially or adversely affect the voting powers, rights or preferences of the class D common shareholders.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required is effected, all outstanding class D common shares have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

     Conversion. Subject to the exceptions described under the caption "Restrictions on Transfer" below, holders of the class D common shares will have the right, from time to time after seventh anniversary of the issuance of such shares, to convert all or any of the class D common shares into class A common shares at a conversion price equal to the purchase price of the class D common shares, plus a 7.7% premium. As a result, each $1,000 of class D common shares owned by an investor will be able to be converted into $1,077 of class A common shares, with the exact number of class A common shares to be acquired upon conversion being determined by dividing the $1,077 by the market price of the class A common shares on the date notice of conversion is delivered. All class D common shares acquired through our dividend reinvestment plan will be convertible on a dollar-for-dollar basis, based on the dividends invested in such reinvestment plan shares, into our class A common shares, with no premium associated with the conversion. The reinvestment plan shares will be convertible on or after the seventh anniversary of the issuance of the original class D common shares, the dividends of which were used to acquire the reinvestment plan shares. Upon conversion, no gain or loss will be then recognized by the class D shareholder.

     Class D common shares will be deemed to have been converted immediately prior to the close of business on the date the shares are surrendered for conversion and notice of election to convert the same is received by AmREIT. Upon conversion, no adjustment or prepayment will be made for dividends, but if any holder surrenders class D common shares for conversion after the close of business on a Dividend Record Date and prior to the opening of business on the related Dividend Payment Date, then, notwithstanding the conversion, the dividend payable on that Dividend Payment Date will be paid on that Dividend Payment Date to the registered holder of those shares on that Dividend Record Date. Class D common shares surrendered for conversion during the period from the close of business on a Dividend

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

Record Date to the Dividend Payment Date must also pay the amount of the dividend which is payable. No fractional class A common shares will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of the fractional interest based on the market price of the common shares on the last trading day prior to the date of conversion.

     In the event of any capital reorganization or reclassification of the capital shares of AmREIT, a consolidation or merger of AmREIT with another corporation, or the sale, transfer or lease of all or substantially all of its assets to another corporation, is effected in a way that holders of class A common shares will be entitled to receive stock, securities or other assets with respect to or in exchange for class A common shares, then, as a condition of that reorganization, reclassification, consolidation, merger, sale, transfer or lease, the holder of each class D common share will have the right immediately to convert that share into the kind and amount of stock, securities or other assets which the holders of those shares would have owned or been entitled to receive immediately after the transaction if those holders had converted such shares immediately before the effective date of the transaction, subject to further adjustment upon the occurrence of the events described above.

     Restrictions on Transfer. The class D common shares are generally transferable, subject to restrictions necessary to enable AmREIT to maintain its REIT status. See "-- Ownership Limits and Restrictions on Transfer."

PREFERRED SHARES

     The declaration of trust of AmREIT authorizes the trust managers of AmREIT to issue up to 10,000,000 preferred shares of beneficial interest, par value $.01 per share, to establish one or more series of such preferred shares and to determine, with respect to any series of preferred shares, the terms, rights, restrictions and qualifications of such series. Although the trust managers have no present intention to do so, they could, in the future, issue a series of preferred shares which, due to its terms, could impede a merger, tender offer or other transaction that some or a majority of AmREIT's shareholders might believe to be in their best interests or in which shareholders might receive a premium over then prevailing market prices for their common shares.

OWNERSHIP LIMITS AND RESTRICTIONS ON TRANSFER

     For AmREIT to qualify as a REIT under the Internal Revenue Code, (1) not more than 50% in value of outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year; (2) the outstanding equity securities of all classes must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and
(3) certain percentages of AmREIT's gross income must come from certain activities.

     To ensure that five or fewer individuals do not own more than 50% in value of the outstanding equity securities of all classes, AmREIT's declaration of trust provides generally that no holder may own, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, more than 9.0% of the issued and outstanding common shares or more than 9.9% of the issued and outstanding shares of any series of preferred shares, except that H. Kerr Taylor, the chairman of the board of trust managers and chief executive officer of AmREIT, and certain related persons together may own, or be deemed to own, by virtue of certain attribution provisions of the Internal Revenue Code, up to 9.8% of the issued and outstanding common shares. The board of trust managers, upon receipt of a ruling from the IRS, an opinion of counsel or other evidence satisfactory to the board of trust managers, in its sole discretion, is permitted to waive or change, in whole or in part, the application of the ownership limit with respect to any person that is not an individual (as that term is used in Section 542(a)(2) of the Internal Revenue Code). In connection with any waiver or change, the board of trust managers has the authority to require such representations and undertakings from such person or affiliates and to impose such other conditions as the board of trust managers deems necessary, advisable or prudent, in its sole discretion, to determine the effect, if any, of a proposed transaction or ownership of outstanding equity securities of all classes on

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AmREIT's status as a REIT. The board of trust managers also has the authority to reduce the ownership limit on H. Kerr Taylor, with the written consent of Mr. Taylor, his successor-in-interest or designee, after any transfer permitted by the declaration of trust.

     In addition, the board of trust managers will have the right, from time to time, to increase the ownership limit on common shares, except that it will not be permissible for the board of trust managers (i) to increase the ownership limit or create additional limitations if, after giving effect thereto, AmREIT would be "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, (ii) to increase either the ownership limit on common shares or the ownership limit on preferred shares to a percentage that is greater than 9.9% or (iii) to increase the ownership limit on H. Kerr Taylor. Prior to any modification of the ownership limit with respect to any person, the board of trust managers will have the right to require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary, advisable or prudent, in its sole discretion, in order to determine or ensure AmREIT's status as a REIT.

     Under our declaration of trust, the ownership limit will not be automatically removed even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limit is increased. In addition to preserving AmREIT's status as a REIT for federal income tax purposes, the ownership limit may prevent any person or small group of persons from acquiring control of AmREIT.

     Our declaration of trust also provides that if any issuance, transfer or acquisition of equity securities (1) would result in a holder exceeding the ownership limit, (2) would cause AmREIT to be beneficially owned by less than 100 persons, (3) would result in AmREIT being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, or (4) would otherwise result in the failure of AmREIT to qualify as a REIT for federal income tax purposes, then that issuance, transfer or acquisition will be null and void to the intended transferee or holder, and the intended transferee or holder will acquire no rights to the shares. Pursuant to the declaration of trust, equity securities owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize AmREIT's status as a REIT under the Internal Revenue Code automatically will be deemed to have been transferred to a trustee appointed by AmREIT, unaffiliated with AmREIT and the intended transferee or holder, to serve as trustee of a charitable trust for the exclusive benefit of one or more nonprofit organizations designated by AmREIT so that the shares proposed to be transferred in excess of the ownership limit held in the charitable trust would not violate ownership restrictions set forth in the declaration of trust. The transfer to the trustee will be deemed to be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the charitable trust. Shares proposed to be transferred in excess of the ownership limit held by the trustee shall be issued and outstanding equity securities of AmREIT. The intended transferee or holder will have no rights in the shares proposed to be transferred in excess of the ownership limit, will not benefit economically from these shares, will have no rights to dividends or other distributions associated with the shares and shall not possess any rights to vote or other rights attributable to the shares. The trustee will have all voting rights and rights to dividends or other distributions to which such shares proposed to be transferred in excess of the ownership limit are entitled with respect to such shares held in the charitable trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to the discovery by AmREIT that the shares have been deemed transferred to the trustee shall be paid with respect to the shares to the trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Any dividends or distributions so paid over to the trustee shall be held in trust for the benefit of the charitable beneficiary for distribution at such times as may be determined by the trustee. The prohibited owner of these shares will have no voting rights with respect to the shares held in the charitable trust and, subject to Texas law, effective as of the date that the shares have been deemed transferred to the trustee, the trustee shall have the authority (1) to rescind as void any vote cast, to the extent the shares are entitled to vote, by a prohibited owner prior to the discovery by AmREIT that the shares have been deemed transferred to the trustee and (2) to recast such vote, to the extent the shares are entitled to vote, in accordance with the desires of the trustee acting for the benefit of

                                        65
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the charitable beneficiary. Within twenty (20) days of receiving notice from
AmREIT that shares proposed to be transferred in excess of the ownership limit have been deemed transferred to the charitable trust, the trustee of the charitable trust shall sell the shares held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limit or otherwise jeopardize AmREIT's status as a REIT under the Internal Revenue Code. Upon the sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows: (1) the prohibited owner shall receive the lesser of (a) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event that resulted in the transfer of such shares to the charitable trust (e.g., in the case of a gift, devise or other such transaction), the market price at the time of such gift, devise or other transaction which resulted in the transfer of the shares and (b) the price per share (net of costs of sales) received by the trustee from the sale or other disposition of the shares held in the charitable trust; and (2) any net sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable beneficiary. If, prior to the discovery by AmREIT that the shares have been deemed transferred to the trustee, the shares are sold by a prohibited owner, then (1) the shares shall be deemed to have been sold on behalf of the charitable trust and (2) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner would have been entitled to receive if such shares had been sold by the trustee such excess shall be paid to the trustee upon demand. The shares will be subject to repurchase by AmREIT at its election and shall be deemed to have been offered for sale to AmREIT or its designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such deemed transfer to the charitable trust (or, in the case of a devise or gift or event other than a transfer or acquisition which results in the deemed transfer of the shares, the market price at the time of such devise or gift or event other than a transfer or acquisition which results in the deemed transfer of the shares) and (2) the market price of the shares on the date AmREIT, or its designee, accepts such offer. AmREIT and its assignees will have the right to accept the offer until the trustee has otherwise sold the shares held in the charitable trust. Upon such a sale to AmREIT or its designees, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute all net sales proceeds of the sale to the prohibited owner.

     If the trust managers or any duly authorized committee thereof shall at any time determine in good faith that a transfer or other event has taken or is otherwise proposed to take place that results or will result in a violation of the ownership limit or otherwise jeopardizes AmREIT's status as a REIT under the Internal Revenue Code, the trust managers or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, without limitation, causing AmREIT to redeem equity securities, refusing to give effect to such transfer on the books of AmREIT or instituting proceedings to enjoin such transfer or other event; provided, however that any transfer or attempted transfer or other event in violation of the declaration of trust shall automatically result in the transfer to the charitable trust described above, and, where applicable, such transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the board of trust managers or a committee thereof.

     Under the declaration of trust, AmREIT will have the authority, at any time, to waive the requirement that the shares be deemed outstanding in accordance with the provisions of the declaration of trust if the fact that the shares are deemed to be outstanding would, in the opinion of nationally recognized tax counsel, jeopardize the status of AmREIT as a REIT for federal income tax purposes.

     All certificates issued by AmREIT representing equity securities will bear a legend referring to the restrictions described above.

     The declaration of trust of AmREIT also will provide that all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5.0% of the outstanding equity securities (or such lower percentage as may be set by the board of trust managers), must give written notice to AmREIT containing information specified in the declaration of trust no later than January 30 of each year. In addition, each shareholder will be required, upon demand, to disclose to AmREIT in writing
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such information with respect to the direct, indirect and constructive ownership of shares as the trust managers deem necessary to comply with the provisions of the Internal Revenue Code, as applicable to a REIT, or to comply with the requirements of a governmental authority or agency.

     The ownership limitations described above may have the effect of inhibiting or impeding acquisitions of control of AmREIT by a third party. See "Certain Anti-Takeover Provisions of the Declaration of Trust, Bylaws and Texas Law."

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following summary of material United States federal income tax consequences that may be relevant to a holder of our securities is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective holder of our securities in light of his or her particular circumstances or to certain types of holders (including insurance companies, pension plans and other tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and persons holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws. Unless otherwise indicated the terms "we," "us," and "our" when used herein refer to AmREIT.

     The statements in this discussion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations under the Internal Revenue Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this discussion with respect to transactions entered into or contemplated prior to the effective date of such changes. Any such change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot however, assure you that such requirements will be met in the future.

     Locke Liddell & Sapp LLP, our legal counsel, is of the opinion that we have been organized and, for the taxable year ended December 31, 2004, we have operated in conformity with the requirements for qualification and taxation as a REIT and that our current manner of organization and proposed manner of operation will enable us to continue to satisfy the requirements for qualification as a REIT for taxable years ending after December 31, 2004, if we operate in accordance with the methods of operations

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described herein including our representations concerning our intended method of operation. However, no opinion can be given that we will actually satisfy all REIT requirements in the future since this depends on future events. You should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our shareholders. See "-- Failure to Qualify as a REIT." The following is a summary of the material federal income tax considerations affecting us as a REIT and our shareholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and rules and regulations promulgated thereunder.

REIT QUALIFICATION

     We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more trust managers. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital shares must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital shares may be held, directly or indirectly, applying the applicable constructive ownership rules of the Internal Revenue Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet certain other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

     Our outstanding shares of common stock are owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy these share ownership requirements. To protect against violations of these share ownership requirements, our declaration of trust provides that no person (other than the existing holder) is permitted to own, applying constructive ownership tests set forth in the Internal Revenue Code, more than 9.0% of our outstanding common shares, unless the trust managers are provided evidence satisfactory to them in their sole discretion that our qualification as a REIT will not be jeopardized. In addition, our declaration of trust contains restrictions on transfers of capital shares, as well as provisions that automatically transfer capital shares to a charitable trust for the benefit of a charitable beneficiary to the extent that another investor's ownership of such capital shares otherwise might jeopardize our REIT status. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled "-- Failure to Qualify as a REIT."

     To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of our common shares. To do so, we will demand written statements each year from the record holders of certain percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Shareholders who fail or refuse to comply with the demand must submit a

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statement with their tax returns disclosing the actual ownership of the shares and certain other information.

     We currently satisfy, and expect to continue to satisfy, each of these requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

     Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership or any other entity such as a limited liability company that is treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of any partnership in which we own an interest are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below.

     Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income -- a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Internal Revenue Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Internal Revenue Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

     75% Gross Income Test. At least 75% of a REITs gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

     - rents from real property;

     - interest on loans secured by real property;

     - gains from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business, referred to below as "dealer property");

     - income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property ("foreclosure property");

     - distributions on, or gain from the sale of, shares of other qualifying REITs;

     - abatements and refunds of real property taxes;

     - amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

     - "qualified temporary investment income" (described below).

     In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from "prohibited transactions." In general, a prohibited transaction is one involving a sale of dealer property, not including foreclosure property and not including certain dealer property we have held for at least four years.

     We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if certain conditions are satisfied. Rent from real property includes charges for services
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customarily rendered to tenants, and rent attributable to personal property leased together with the real property so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories.

     Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipts or sales is permitted as rent from real property and we will have leases where rent is based on a percentage of gross receipts or sales. We generally do not intend to lease property and receive rentals based on the tenant's income or profit. Also excluded from "rents from real property" is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Internal Revenue Code, own a 10% or greater interest in either vote or value.

     A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an "independent contractor" from whom we do not derive any income or through a "taxable REIT subsidiary." A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. The obligation to operate through an independent contractor or a taxable REIT subsidiary generally does not apply, however, if the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax-exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing such services, is 1% or less of the total income derived from the property, then the provision of such non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as "rents from real property."

     We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, such as hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

     Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

     95% Gross Income Test. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

     Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. We may receive certain types of that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant, and that income, together with other nonqualifying income, is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish taxable REIT subsidiaries to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test.
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     Beginning in the 2005 taxable year, if we fail to meet either the 75% or
95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we file a schedule for the year in accordance with Regulations describing each item of income for such year, and (2) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests for that year multiplied by a fraction intended to reflect our profitability. See "-- Taxation as a REIT" below.

     Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any subsidiary partnerships but excluding foreclosure property), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our and our subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

     Character of Assets Owned. At the close of each calendar quarter of our taxable year, we also must meet three tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but excluding mineral, oil or gas royalty interests. Stock or debt instruments attributable to the temporary investment of the proceeds of a stock offering or a public debt offering with a term of least five years, also qualify under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, other than certain debt securities, we will not be permitted to own (1) securities of any one non-governmental issuer that represent more than 5% of the value of our total assets, (2) securities possessing more than 10% of the voting power of the outstanding securities of any single issuer or (3) securities having a value of more than 10% of the total value of the outstanding securities of any one issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. A REIT may also own more than 10% of the voting power or value of a taxable REIT subsidiary. Third, not more than 20% of the value of a REIT's total assets may be represented by securities of one or more taxable REIT subsidiaries. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

     After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values provided that we have not acquired any securities or other property, including securities of a taxable REIT subsidiary, since the close of the quarter in which the asset tests were met. If we acquire securities or other property during a quarter our properties will be revalued, and if we fail to satisfy the asset tests, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that

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quarter. We intend to take such action within the 30 days after the close of any quarter as may be required to cure any noncompliance.

     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Internal Revenue Code. These relief provisions generally will be available for
(i) a failure of the 5% asset test or the 10% asset test if the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) a failure of any asset test due to ownership of assets that exceed the amount in (i) above, if the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with the Regulations, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.

     Annual Distributions to Shareholders. To maintain our REIT status, we generally must distribute as a dividend to our shareholders in each taxable year at least 90% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) the sum of (a) our "REIT Taxable Income" before deduction of dividends paid and excluding any net capital gain and (b) 90% of the excess of net income from foreclosure property over the tax on such income, minus (2) certain limited categories of "excess noncash income," including, income attributable to certain payments for the use of property or services described under Section 467 of the Internal Revenue Code, cancellation of indebtedness and original issue discount income. REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

     A REIT may satisfy the 90% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to shareholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than the REIT's next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the shareholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed on or before December 31 are less than the sum of (a) 85% of our "ordinary income" plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

     To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class.

     We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 90% of our taxable income, we would be taxed on the retained 10%. Under certain circumstances we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although

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we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then in order to meet the 90% distribution requirement, we may arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

     If we fail to meet the 90% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a "deficiency dividend," as well as applicable interest and penalties, within a specified period.

TAXATION AS A REIT

     As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our shareholders. This treatment effectively eliminates the "double taxation" imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to shareholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends.

     Even as a REIT, we will be subject to tax in certain circumstances as follows:

     - We would be subject to tax on any income or gain from foreclosure property which is held primarily for sale to customers in the ordinary course of business at the highest corporate rate (currently 35%). Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

     - A confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

     - If we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability.

     - We will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our shareholders.

     - If we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

     - Treasury Regulations provide that we will be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period. The results described in this paragraph with respect to the recognition of built-in gain assume that the transferor C corporation refrains from making an election to receive different treatment pursuant to the Treasury Regulations.

     - We will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

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     - Beginning in the 2005 taxable year, if we fail, in more than a de minimis fashion, to satisfy one or more of the asset tests under the REIT provisions of the Internal Revenue Code for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test.

     - Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification under the REIT provisions of the Internal Revenue Code (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

     A tax is imposed on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of the tenants of the REIT, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to the REIT that are in excess of the amounts that would have been deducted based on arm's length negotiations. There are a number of exceptions with regard to redetermined rents, which are summarized below.

     - Redetermined rents do not include de minimis payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

     - The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT, the taxable REIT subsidiary and the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

     - The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leaseable space in the REIT's property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

     - The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary's direct cost of rendering the service.

     - The Secretary of the Treasury has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arm's length basis even though a taxable REIT subsidiary provided services to the tenants.

RELIEF FROM CERTAIN FAILURES OF THE REIT QUALIFICATION PROVISIONS

     Beginning in the 2005 taxable year, if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

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FAILURE TO QUALIFY AS A REIT

     For any taxable year in which we fail to qualify as a REIT and certain relief provisions do not apply, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our shareholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our shareholders and, because the shareholders would continue to be taxed on the distributions they receive, the net after tax yield to the shareholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our shares of common stock. If we lose our REIT status, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     The term "U.S. shareholder" means a holder of our common shares who, for federal income tax purposes:

     - is a citizen or resident of the United States;

     - is a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury Regulations provide otherwise;

     - is an estate the income of which is subject to federal income taxation regardless of its source; or

     - is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. shareholders.

     The term "non-U.S. shareholder" means a holder or our common shares who is not a U.S. shareholder.

     Except as discussed below, distributions generally will be taxable to taxable U.S. shareholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to shareholders in excess of our current and accumulated earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each shareholder to the extent of the adjusted tax basis of the shareholder's shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares. A shareholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends-received deduction for corporations. As a REIT, dividends by us of our ordinary income will generally not qualify as "qualified dividend income" eligible to be taxed in the case of individuals at capital gains rates. See "Jobs and Growth Tax Act" below.

     Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before

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January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. shareholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. shareholders at a 15% or 25% rate. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. shareholder generally would:

     - include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

     - be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. shareholder's long-term capital gains;

     - receive a credit or refund for the amount of tax deemed paid by it; and

     - increase the adjusted basis of its shares of common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and, in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

     Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Internal Revenue Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. shareholders subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will be treated as investment income if a shareholder so elects, in which case the capital gain is taxed at ordinary income rates.

     If a U.S. shareholder sells or disposes of our common shares held by it, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. Generally, this gain or loss will be reportable as capital gain or loss. In general, capital gains recognized by individuals and other non-corporate shareholders upon the sale or disposition of shares of common stock will be subject to a maximum federal income tax rate of 15% if the shares of common stock are held for more than 12 months, and will be taxed at ordinary income rates of up to 35% if the shares of common stock are held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of shares of common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, if a shareholder receives a long-term capital gain dividend from us and has held the shares for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

     In any year in which we fail to qualify as a REIT, the shareholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for

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treatment as capital gains dividends, corporate shareholders will qualify for the dividends received deduction and the shareholders will not be required to report any share of our tax preference items.

BACKUP WITHHOLDING

     We will report to our shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a shareholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that shareholder a tax equal to the rate as provided under Section 3406(a)(1) of the Internal Revenue Code. These rules may apply (1) when a shareholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A shareholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the shareholder's federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to shareholders who fail to certify their non-foreign status.

     The United States Treasury issued its final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. The final regulations were generally made effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning these final regulations and the potential effect on their ownership of common shares.

TAXATION OF TAX-EXEMPT ENTITIES

     In general, a tax-exempt entity that is a shareholder will not be subject to tax on distributions from us or gain realized on the sale of shares. This income or gain will be unrelated business taxable income, however, to the extent that the tax-exempt entity has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code or that it uses the shares in a trade or business of the tax-exempt shareholder. In determining the number of shareholders a REIT has for purposes of the "50% test" described above under "-- REIT Qualification," generally, any shares held by tax-exempt employees' pension and profit sharing trusts which qualify under
Section 401(a) of the Internal Revenue Code and are exempt from tax under
Section 501(a) of the Internal Revenue Code ("qualified trusts") will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

     A qualified trust owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as unrelated business taxable income ("UBTI"). The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were a qualified trust) by the gross income (less direct expenses related thereto) of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as UBTI. These UBTI rules apply only if the REIT qualifies as a REIT because of the "look-thru" rule with respect to the 50% test discussed above and if the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our capital stock will constitute UBTI unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the UBTI generated by the investment in our

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capital stock. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

TAXATION OF FOREIGN INVESTORS

     The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of common stock, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

     Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares of common stock is treated as effectively connected with the non-U.S. shareholder's conduct of a United States trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder unless (1) the non-U.S. shareholder files an IRS Form W-8BEN claiming that a lower treaty rate applies or (2) the non-U.S. shareholder files an IRS Form W-8ECI claiming that the dividend is effectively connected income.

     Under final Treasury Regulations, we are not required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. shareholder's shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to such withholding. We do not make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to such withholding. However, the non-U.S. shareholder may seek a refund of those amounts from the IRS.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, commonly known as "FIRPTA." Under FIRPTA, those dividends are taxed to a non-U.S. shareholder as if the gain were effectively connected with a United States business. Non-U.S. shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty exemption. We are required by the Internal Revenue Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend in connection with the sale of a United States real property interest. This amount is creditable against the non-U.S. shareholder's FIRPTA tax liability.

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     Beginning in the 2005 taxable year, the above taxation under FIRPTA of distributions attributable to gains from our sales or exchanges of U.S. real property interests (or such gains that are retained and deemed to be distributed) will not apply, provided our common shares are "regularly traded" on an established securities market in the United States, and the non-U.S. shareholder does not own more than 5% of the common shares at any time during the taxable year. Instead, such amounts will be taxable as a dividend of ordinary income not effectively connected with a U.S. trade or business.

     Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. Because the shares of common stock will be publicly traded, however, no assurance can be given that we will remain a "domestically controlled REIT." However, gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the shares of common stock is effectively connected with the non-U.S. shareholder's United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. shareholder, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. shareholder's sale of shares would be subject to tax under FIRPTA would depend on whether or not the shares of common stock were regularly traded on an established securities market (such as the American Stock Exchange) and on the size of selling non-U.S. shareholder's interest in our capital shares. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of our shares of common stock may be required to withhold 10% of the gross purchase price.

JOBS AND GROWTH TAX ACT

     On May 28, 2003, the President of the United States signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, referred to herein as the Jobs and Growth Tax Act. The Jobs and Growth Tax Act reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003, through December 31, 2008). The Jobs and Growth Tax Act also taxes "qualified dividend income" of individuals as net capital gain, thus reducing the maximum individual tax rate for such dividends to 15% (for tax years from 2003 through 2008). "Qualified dividend income" generally includes dividends received from regular corporations and from certain "qualified foreign corporations," provided certain required stock holding periods are met.

     Under the Jobs and Growth Tax Act, REIT dividends (other than capital gain dividends) generally are not qualified dividend income and continue to be taxed at ordinary rates. Dividends received from a REIT will be treated as qualified dividend income, however, to the extent the REIT itself has qualified dividend income for the taxable year in which the dividend was paid, such as dividends from taxable REIT subsidiaries, and designates such dividends as qualifying for such capital gains rate tax treatment. Qualified dividend income of a REIT for this purpose also includes the sum of (i) the excess of the REIT's "real estate investment trust taxable income" for the preceding year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on such income, and (ii) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year.

     Assuming that we distribute all of our taxable income to our stockholders, our distributions generally will not be eligible for the new 15% tax rate on dividends for individual taxpayers except to the extent
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attributable to income on which we have paid tax as discussed above or to dividends received by us from non-REIT corporations such as taxable REIT subsidiaries. As a result, our ordinary REIT distributions generally will be taxed at the higher tax rates applicable to ordinary income.

     Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will move to 35% in 2009 and 39.6% in 2011.

STATE AND LOCAL TAXES

     We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital shares.

                          CERTAIN ERISA CONSIDERATIONS

     Each prospective investor that is (i) an ERISA Plan, (ii) a plan within the meaning of Section 4975(e)(1) of the Internal Revenue Code (including an IRA and a Keogh Plan) or (iii) a person investing assets of any ERISA Plan or plan whose assets are deemed to include plan assets should consider the matters described below in determining whether to invest in our capital shares. Such ERISA Plans, plans and persons are referred to herein as "Plans."

GENERAL FIDUCIARY RULES

     Investments by ERISA Plans and persons whose assets are deemed to include plan assets are subject to ERISA's general fiduciary requirements, including the requirements of investment prudence and diversification, requirements respecting the delegation of investment authority and the requirement that an ERISA Plan's investment be made in accordance with the documents governing the Plan. Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in our capital shares has in the Plan's investment portfolio, taking into account the Plan's purposes, the risk of loss and the potential return in respect of such investment, the composition of the Plan's portfolio, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan, and the projected return of the portfolio relative to the Plan's funding objectives. Keogh Plan and IRA investors should also consider whether an investment in our capital shares is appropriate for their Keogh Plans or IRAs.

PLAN ASSETS

     Regulations issued by the U.S. Department of Labor (the "Plan Asset Regulations") describe what constitutes the assets of a Plan for purposes of various provisions of ERISA and Section 4975 of the Internal Revenue Code when a Plan makes an equity investment in an entity such as an investment in our capital shares. The U.S. Department of Labor has generally stated that an investment by a plan in securities (within the meaning of section 3(20) of ERISA) of a corporation or partnership will not, solely by reason of such investment, be considered to be an investment in the underlying assets of such corporation or partnership so as to make such assets of the entity "plan assets" and thereby make a subsequent transaction between the party in interest and the corporation or partnership a prohibited transaction under Section 406 of ERISA. The Plan Asset Regulations provide that the assets of entities in which retirement plans make equity investments will be treated as "plan assets" unless such investments are (1) in publicly offered securities, (2) in securities offered by an investment company registered under the Investment Company Act of 1940, or (3) within one of the other specific exemptions set forth in the Plan Asset Regulations. Since we are not a registered investment company, the exemption contained in the Plan Asset Regulations which may apply to an investment in our capital shares is that that it may be an investment in "publicly offered securities," defined generally as interests which are freely transferable, widely-held and registered with the Securities and Exchange Commission or an investment in which equity
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participation by "benefit plan investors" is not significant. The Plan Asset
Regulations provide that equity participation in an entity by benefit plan investors is "significant" if at any time 25% or more of the value of any class of equity interest is held by benefit plan investors. The term "benefit plan investors" is broadly defined for this purpose to include any employee pension or welfare benefit plan, whether or not subject to ERISA, any plan described in
Section 4975(e)(1) of the Internal Revenue Code and any entity whose underlying assets include plan assets by reason of plan investment in the entity. We may have equity participation in this offering by "benefit plan investors" that is significant, as defined above. Therefore, we may not qualify for the exemption for investments in which equity participation by benefit plan investors is not significant.

PLAN ASSET REGULATIONS -- PUBLICLY OFFERED SECURITIES EXEMPTION

     As noted above, if a retirement plan acquires "publicly offered securities," the assets of the issuer of the securities are not deemed to be plan assets under the Plan Asset Regulations. The definition of publicly offered securities requires that such securities must be "widely-held," "freely transferable" and must satisfy certain registration requirements under federal securities laws. Although we should satisfy the registration requirements under this definition, the determinations of whether a security is "widely-held" and "freely transferable" are inherently factual matters. Under the Plan Asset Regulations, a class of securities will be "widely-held" if it is held by 100 or more persons. We anticipate that this requirement will be met; however, even if the shares are deemed to be widely-held, the "freely transferable" requirement must also be satisfied in order to qualify for this exemption. We intend to satisfy the freely transferable requirement set forth in the Plan Asset Regulations with respect to our shares. Because of the factual nature of such a determination, however, and the lack of further guidance as to the meaning of the term "freely transferable," there can be no assurance that we will, in fact, qualify for this exemption.

PROHIBITED TRANSACTIONS

     ERISA generally prohibits a fiduciary from causing an ERISA Plan to engage in a broad range of transactions involving the assets of the ERISA Plan and persons having a specified relationship to the Plan ("parties in interest") unless a statutory or administrative exemption applies. Similar prohibitions are contained in Section 4975 of the Internal Revenue Code and generally apply with respect to ERISA Plans, Keogh Plans, IRAs, and other Plans. An excise tax may be imposed pursuant to Section 4975 of the Internal Revenue Code on persons having a specified relationship with a Plan ("disqualified persons") in respect of prohibited transactions involving the assets of the Plan. Generally speaking, parties in interest for purposes of ERISA would be disqualified persons under
Section 4975 of the Internal Revenue Code.

     If our assets are treated for purposes of ERISA and Section 4975 of the Internal Revenue Code as the assets of the Plans that invest in our capital shares due to the fact that we fail to satisfy the publicly offered securities exception, certain transactions that we might enter into in the ordinary course of our business might constitute "prohibited transactions" under ERISA and the Internal Revenue Code, thereby potentially subjecting fiduciaries of the Plans to personal liability and civil penalties and potentially resulting in the imposition of an excise tax under Section 4975 of the Internal Revenue Code on the disqualified person that is party to the transaction with us unless a statutory or administrative exemption exist and the plan satisfies all conditions for such exemptive relief.

     There are five class exemptions issued by the Department of Labor that could apply in the event of a prohibited transaction. These Department of Labor Prohibited Transaction Class Exemptions apply to:

     - plan asset transactions determined by independent qualified professional asset managers (PTE 84-14),

     - certain transactions involving bank collective investment funds (PTE 91-38),

     - certain transactions involving insurance company pooled separate accounts (PTE 90-1),

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     - certain transactions involving insurance company general accounts (PTE
       95-60), and

     - plan asset transactions determined by in-house asset manager (PTE 96-23).

     However, there is no assurance that these exemptions or any other exemption will apply, even if all of the conditions specified are satisfied.

GOVERNMENTAL PLANS

     Although federal, state and local governmental pension plans are not subject to ERISA, applicable provisions of federal and state law may restrict the type of investments such a plan may make or otherwise have an impact on such a plan's ability to invest in our capital shares. Accordingly, state and local governmental pension plans considering an investment in our capital shares should consult with their counsel regarding their proposed investment in our capital shares.

SPECIAL CONSIDERATIONS FOR INSURANCE COMPANIES

     An insurance company considering an investment should consider whether it's general account may be deemed to include assets of the plans investing in the general account, for example, through the purchase of an annuity contract. In John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank, 510 U.S. 86 (1993), the United States Supreme Court held that assets held in an insurance company's general account may be deemed to be plan assets under certain circumstances. In that event, the insurance company might be treated as a party in interest under such plans. However, PTE 95-60 (described above) may exempt some or all of the transactions that could occur as the result of the acquisition of our capital shares by an insurance company general account. Therefore, insurance company investors should analyze whether John Hancock and PTE 95-60 or any other exemption may have an impact on their decision to purchase our capital shares.

     In addition, the Small Business Job Protection Act of 1996 added a new
Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Internal Revenue Code. Pursuant to Section 401(c), the Department of Labor issued final regulations effective January 5, 2000 (the "General Account Regulations") with respect to insurance policies issued on or before December 31, 1998, that are supported by an insurer's general account. As a result of these regulations, assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and
Section 4975 of the Internal Revenue Code to the extent such assets relate to contracts issued to employee benefit plans on or before December 31, 1998, and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by new Section 401(c) of ERISA, and separate account assets continue to be treated as the plan assets of any such plan invested in a separate account.

     THE FOREGOING DISCUSSION OF ERISA AND INTERNAL REVENUE CODE ISSUES SHOULD NOT BE CONSTRUED AS LEGAL ADVICE. FIDUCIARIES OF PLANS SHOULD CONSULT THEIR OWN COUNSEL WITH RESPECT TO ISSUES ARISING UNDER ERISA AND THE INTERNAL REVENUE CODE AND MAKE THEIR OWN INDEPENDENT DECISION REGARDING AN INVESTMENT IN OUR COMMON SHARES.

                                  UNDERWRITING



     AmREIT and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter's name.



                                                                NUMBER OF
                                                                 CLASS A
UNDERWRITERS                                                  COMMON SHARES
------------                                                  -------------
Robert W. Baird & Co. Incorporated .........................
BB&T Capital Markets........................................
  A division of Scott & Stringfellow
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................
     Total..................................................



     The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the class A common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.



     The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common shares to dealers at the public offering price
less a concession not to exceed $     per share. The underwriters may allow, and
dealers may reallow, a concession not to exceed $     per share on sales to
other dealers. If all of the common shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.



     In addition to the underwriting discount paid to the underwriters, we will also pay to Robert W. Baird & Co. Incorporated financial advisory fees relating to the offering in the aggregate amount of $
($     if the underwriters' over-allotment option is exercised in full).



     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional class A common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter's initial purchase commitment.



     We and our trust managers and certain officers have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, dispose of or hedge any of our class A common shares or any securities convertible into or exchangeable for our class A common shares, except under limited circumstances. Robert W. Baird & Co. Incorporated in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.



     Our class A common shares are listed on the American Stock Exchange under the symbol "AMY."



     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. Theses amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.



                                                                 NO        FULL
                                                              EXERCISE   EXERCISE
                                                              --------   --------
Per share...................................................  $          $
Total.......................................................  $          $

     In connection with this offering, Robert W. Baird & Co., on behalf of the underwriters, may purchase and sell common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of common shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Robert
W. Baird & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or to make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of our common shares. They may also cause the price of our common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the American Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.


     We estimate that our total expenses of this offering will be approximately $441,755.


     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. The representatives will allocate common shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common shares may be sold by the underwriters to securities dealers who resell common shares to online brokerage account holders.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                    EXPERTS

     The consolidated financial statements and schedule of AmREIT and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The historical summary of gross income and direct operating expenses of MacArthur Park Shopping Center for the year ended December 31, 2003, has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditor, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The legality of the shares being offered hereby will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas. The statements under the caption "Federal Income Tax Consequences" as they relate to federal income tax matters have been reviewed by Locke Liddell & Sapp LLP, and Locke Liddell & Sapp LLP will opine as to certain income tax matters relating to an investment in AmREIT. Certain legal matters related to the class A common shares offered by this prospectus will be passed upon for the underwriters by Bass, Berry & Sims PLC, Memphis, Tennessee. Bass, Barry & Sims PLC will rely as to matters of Texas law on the opinion of Locke Liddell & Sapp LLP.

                             ADDITIONAL INFORMATION

     We have filed with the SEC in Washington, D.C., a registration statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the shares offered pursuant to this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Copies of the registration statement and exhibits related thereto, as well as periodic reports and information filed by AmREIT may be obtained upon payment of the fees prescribed by the SEC, or may be examined at the offices of the SEC without charge, at the public reference facility in Washington, D.C. at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     The Commission allows us to "incorporate" into this Prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this Prospectus. Information contained in this Prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial Registration Statement and prior to effectiveness of the Registration Statement.

     The following documents filed by AmREIT with the SEC are incorporated herein by reference:

     - Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 31, 2005;

     - Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 22, 2005;

     - Form 8-A registering the class A common shares as filed with the SEC on July 17, 2002;


     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;



     - Current Report on Form 8-K/A as filed with the SEC on March 10, 2005;



     - Current Report on Form 8-K as filed with the SEC on March 18, 2005; and



     - Current Report on Form 8-K as with SEC on May 13, 2005.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS


     This Prospectus is accompanied by a copy of:



     - our most recent Quarterly Report on Form 10-Q (which is currently our Quarterly Report for the quarter ended March 31, 2005);



     - our most recent Annual Report on Form 10-K (which is currently our Annual Report for the fiscal year ended December 31, 2004); and



     - our definitive Proxy Statement on Schedule 14A relating to our 2005 annual meeting.


     If you need an additional copy of these documents, or if you would like to receive a copy of any of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the address set forth below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings.

                                  Robyn Walden
                          8 Greenway Plaza, Suite 1000
                              Houston, Texas 77046
                                 (713) 850-1400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,000,000 SHARES


                                 (AMREIT LOGO)

                             CLASS A COMMON SHARES

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                             ROBERT W. BAIRD & CO.

BB&T CAPITAL MARKETS                           J.J.B. HILLIARD, W.L. LYONS, INC.


                                  May   , 2005


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


SEC Registration Fee........................................  $  3,382
AMEX Listing Fee............................................  $ 45,000
NASD Filing Fee*............................................  $  3,373
Legal fees and expenses*....................................  $260,000
Accounting fees and expenses *..............................  $ 50,000
Printing, engraving and mailing expenses*...................  $     65
Miscellaneous (including solicitation costs)*...............  $ 15,000
                                                              --------
  TOTAL*....................................................  $441,755
                                                              ========


---------------

* Estimated.


+ To be filed by amendment.



ITEM 15.  INDEMNIFICATION OF TRUST MANAGERS AND OFFICERS


     AmREIT's declaration of trust provides that the liability of each trust manager for monetary damages shall be eliminated to the fullest extent permitted by applicable law. In general, under current Texas law, a trust manager is liable to the trust only for liabilities arising from such trust manager's own willful misfeasance or willful malfeasance or gross negligence. The declaration of trust also provides that no amendment thereto may limit or eliminate this limitation of liability with respect to event occurring prior to the effective date of such amendment.

     AmREIT's declaration of trust provides that the trust manages and officers shall be indemnified to the maximum extent permitted by Texas law. Under current Texas law, the trust will indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a trust manager or officer if it is determined that the person (i) conducted himself in good faith; (ii) reasonably believed: (a) in the case of conduct in his official capacity as a trust manager or officer of the real estate investment trust, that his conduct was in the real estate investment trust's best interests; and (b) in all other cases, that his conduct was at least not opposed to the real estate investment trust's best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Except to the extent provided in the following sentence, a trust manager or officer may not be indemnified (i) in respect of a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or (ii) in which the person is found liable to the real estate investment trust. Notwithstanding the foregoing, a person may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; provided that if the person is found liable to the real estate investment trust or is found liable on the basis that personal benefit was improperly received by the person, the indemnification
(i) is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and (ii) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the real estate investment trust. In addition, AmREIT's declaration of trust and Bylaws require it to payor reimburse, in advance of the final disposition of a proceeding, reasonable expenses incurred by a present or former director or officer made a party to a proceeding by reason of his status as a trust manager or officer, provided that AmREIT shall have received (i) a written affirmation by the trust manager or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by AmREIT as authorized by the Bylaws and
(ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by AmREIT if it shall ultimately be determined that the standard of conduct was not met. AmREIT's declaration of trust and Bylaws also permit AmREIT to provide indemnification, payment or reimbursement of expenses to any employee or agent of AmREIT in such capacity. Any indemnification, payment or reimbursement of the expenses permitted by the declaration of trust and Bylaws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Texas Real Estate Investment Trust Act for trust managers.

ITEM 16.  EXHIBITS


  EXHIBIT
    NO.                                  EXHIBIT
  -------                                -------
    1.1+       Form of Underwriting Agreement.
    4.1        Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2002).
    4.2        Bylaws (included as Exhibit 4.2 to the Registrant's Form S-2 filed with the SEC on April 22, 2005 and incorporated herein by reference).
    4.3        Statement of Designation of Class C Common Shares
               (incorporated by reference to Exhibit 3.3 to the
               Registrant's Form S-11/A filed on August 7, 2003).
    4.4        Statement of Designation of Class D Common Shares (included as Exhibit 4.4 to the Registrant's Form S-2 filed with the
               SEC on April 22, 2005 and incorporated herein by reference).
    5.1        Opinion of Locke Liddell & Sapp LLP regarding legality of
               the securities (included as Exhibit 5.1 to the Registrant's
               Form S-2 filed with the SEC on April 22, 2005 and
               incorporated herein by reference).
    8.1*       Opinion of Locke Liddell & Sapp LLP regarding tax matters.
   10.1        Revolving Credit Agreement, effective September 4, 2003, by and among the Registrant and Wells Fargo Bank, as the Agent, relating to a $20,000,000 loan (included as Exhibit 10.3 of the Exhibits to the Company's Annual Report on Form 10-KSB
               for the year ended December 31, 2003 and incorporated herein by reference).
   10.2        Amended and Restated Revolving Credit Agreement, effective
               December 8, 2003, by and among the Registrant and Wells
               Fargo Bank, as the Agent, relating to a $30,000,000 loan
               (included as Exhibit 10.4 of the Exhibits to the Company's
               Annual Report on Form 10-KSB for the year ended December 31,
               2003 and incorporated herein by reference).
   23.1*       Consent of Locke Liddell & Sapp LLP (included in Exhibits
               5.1 and 8.1).
   23.2*       Consent of KPMG LLP.
   23.3*       Consent of KPMG LLP.
   24.1        Power of Attorney (included on signature page).


---------------

* Filed herewith.


+ To be filed by amendment.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trust managers, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 13th day of May, 2005.


                                          AMREIT
                                          (Registrant)

                                          By: /s/ H. Kerr Taylor
                                            ------------------------------------
                                              Name: H. Kerr Taylor
                                              Title:   President and Chief
                                                       Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints
H. Kerr Taylor and Chad C. Braun, and each of them, as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to sign any and all registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the foregoing, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, the American Stock Exchange, and such other authorities as he or she deems appropriate, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them individually, or such substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

/s/ H. Kerr Taylor                                    President, Chief Executive Officer    May 13, 2005
------------------------------------------------          and Chairman of the Board
H. Kerr Taylor                                          (Principal Executive Officer)


/s/ Chad C. Braun                                        Executive Vice President and       May 13, 2005
------------------------------------------------           Chief Financial Officer
Chad C. Braun                                           (Principal Financial Officer)


/s/  *                                                          Trust Manager               May 13, 2005
------------------------------------------------
Robert S. Cartwright


/s/  *                                                          Trust Manager               May 13, 2005
------------------------------------------------
G. Steven Dawson


/s/  *                                                          Trust Manager               May 13, 2005
------------------------------------------------
Philip W. Taggart


*By: Chad C. Braun, as Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                  EXHIBIT
  -------                                -------
    1.1+       Form of Underwriting Agreement.
    4.1        Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2002).
    4.2        Bylaws (included as Exhibit 4.2 to the Registrant's Form S-2 filed with the SEC on April 22, 2005 and incorporated herein by reference).
    4.3        Statement of Designation of Class C Common Shares
               (incorporated by reference to Exhibit 3.3 to the
               Registrant's Form S-11/A filed on August 7, 2003).
    4.4        Statement of Designation of Class D Common Shares (included as Exhibit 4.4 to the Registrant's Form S-2 filed with the
               SEC on April 22, 2005 and incorporated herein by reference).
    5.1        Opinion of Locke Liddell & Sapp LLP regarding legality of
               the securities (included as Exhibit 5.1 to the Registrant's
               Form S-2 filed with the SEC on April 22, 2005 and
               incorporated herein by reference).
    8.1*       Opinion of Locke Liddell & Sapp LLP regarding tax matters.
   10.1        Revolving Credit Agreement, effective September 4, 2003, by and among the Registrant and Wells Fargo Bank, as the Agent, relating to a $20,000,000 loan (included as Exhibit 10.3 of the Exhibits to the Company's Annual Report on Form 10-KSB
               for the year ended December 31, 2003 and incorporated herein by reference).
   10.2        Amended and Restated Revolving Credit Agreement, effective
               December 8, 2003, by and among the Registrant and Wells
               Fargo Bank, as the Agent, relating to a $30,000,000 loan
               (included as Exhibit 10.4 of the Exhibits to the Company's
               Annual Report on Form 10-KSB for the year ended December 31,
               2003 and incorporated herein by reference).
   23.1*       Consent of Locke Liddell & Sapp LLP (included in Exhibits
               5.1 and 8.1).
   23.2*       Consent of KPMG LLP.
   23.3*       Consent of KPMG LLP.
   24.1        Power of Attorney (included on signature page).


---------------

* Filed herewith.


+ To be filed by amendment.